Exhibit 99.1

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

CLP	-	CHILEAN PESO
UF	-	CHILEAN UNIDAD DE FOMENTO
ARS	-	ARGENTINE PESO
US$	-	united states dollar
THUS$	-	THOUSANDS OF UNITED STATES DOLLARS
mUS$	-	millions of united states dollars
COP	-	COLOMBIAN PESO
brl/R$	-	braZILIAN REAL
thr$	-	Thousands of Brazilian reaL

Report of Independent Auditors

Contents of the Notes to the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

ASSETS

	Note	As of December 31, 2022	As of December 31, 2021
		ThUS$	ThUS$
Cash and cash equivalents
Cash and cash equivalents	6 - 7	1,216,675	1,046,835
Other financial assets	7 - 11	503,515	101,138
Other non-financial assets	12	191,364	108,368
Trade and other accounts receivable	7 - 8	1,008,109	881,770
Accounts receivable from related entities	7 - 9	19,523	724
Inventories	10	477,789	287,337
Current tax assets	17	33,033	41,264
Total current assets other than non-current assets (or disposal groups) classified as held for sale		3,450,008	2,467,436
Non-current assets (or disposal groups) classified as held for sale	13	86,416	146,792

Total current assets		3,536,424	2,614,228

Non-current assets
Other financial assets	7 - 11	15,517	15,622
Other non-financial assets	12	148,378	125,432
Accounts receivable	7 - 8	12,743	12,201
Intangible assets other than goodwill	15	1,080,386	1,018,892
Property, plant and equipment	16	8,411,661	9,489,867
Deferred tax assets	17	5,915	15,290
Total non-current assets		9,674,600	10,677,304
Total assets		13,211,024	13,291,532

The accompanying Notes 1 to 36 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

LIABILITIES AND EQUITY

	Note	As of December 31, 2022	As of December 31, 2021
		ThUS$	ThUS$
LIABILITIES
Current liabilities
Other financial liabilities	7 - 18	802,841	4,453,451
Trade and other accounts payables	7 - 19	1,627,992	4,839,251
Accounts payable to related entities	7 - 9	12	661,602
Other provisions	20	14,573	27,872
Current tax liabilities	17	1,026	675
Other non-financial liabilities	21	2,642,251	2,332,576
Total current liabilities		5,088,695	12,315,427

Non-current liabilities
Other financial liabilities	7 - 18	5,979,039	5,948,702
Accounts payable	7 - 23	326,284	472,426
Other provisions	20	927,964	712,581
Deferred tax liabilities	17	344,625	341,011
Employee benefits	22	93,488	56,233
Other non-financial liabilities	21	420,208	512,056
Total non-current liabilities		8,091,608	8,043,009
Total liabilities		13,180,303	20,358,436

EQUITY
Share capital	24	13,298,486	3,146,265
Retained earnings/(losses)	24	(7,501,896)	(8,841,106)
Treasury Shares	24	(178)	(178)
Other equity	24	39	-
Other reserves	24	(5,754,173)	(1,361,529)
Parent’s ownership interest		42,278	(7,056,548)
Non-controlling interest	14	(11,557)	(10,356)
Total equity		30,721	(7,066,904)
Total liabilities and equity		13,211,024	13,291,532

The accompanying Notes 1 to 36 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME BY FUNCTION

		For the year ended December 31,
	Note	2022	2021
		ThUS$	ThUS$

Revenue	5 - 25	9,362,521	4,884,015
Cost of sales	26	(8,103,483)	(4,963,485)
Gross margin		1,259,038	(79,470)

Other income	27	154,286	227,331
Distribution costs	26	(426,599)	(291,820)
Administrative expenses	26	(576,429)	(439,494)
Other expenses	26	(531,575)	(535,824)
Gain (losses) from restructuring activities	26	1,679,934	(2,337,182)
Other gains/(losses)	26	(347,077)	30,674
Income (Loss) from operation activities		1,211,578	(3,425,785)

Financial income	26	1,052,295	21,107
Financial costs	26	(942,403)	(805,544)
Foreign exchange		25,993	131,408
Result of indexation units		(1,412)	(5,393)
Income (Loss) before taxes		1,346,051	(4,084,207)
Income tax (expense) / benefits	17	(8,914)	(568,935)

NET INCOME (LOSS)		1,337,137	(4,653,142)

Income (Loss) attributable to owners of the parent		1,339,210	(4,647,491)
Loss attributable to non-controlling interest	14	(2,073)	(5,651)

Net Income (Loss)		1,337,137	(4,653,142)

EARNING (LOSS) PER SHARE
Basic earning (loss) per share (US$)	29	0.013861	(7.66397)
Diluted earning (loss) per share (US$)	29	0.013592	(7.66397)

The accompanying Notes 1 to 36 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the year ended December 31,
	Note	2022	2021
		ThUS$	ThUS$

NET INCOME/(LOSS)		1,337,137	(4,653,142)
Components of other comprehensive income that will not be reclassified to income before taxes
Other comprehensive income, before taxes, gains (losses) by new measurements on defined benefit plans	24	(9,935)	10,018
Total other comprehensive (loss) that will not be reclassified to income before taxes		(9,935)	10,018
Components of other comprehensive income that will be reclassified to income before taxes
Currency translation differences Gains (losses) on currency translation, before tax		(32,563)	20,008
Other comprehensive loss, before taxes, currency translation differences		(32,563)	20,008
Cash flow hedges
Gains (losses) on cash flow hedges before taxes	24	52,017	38,870
Reclassification adjustment on cash flow hedges before tax	24	31,293	(16,641)
Amounts removed from equity and included in the carrying amount of non-financial assets (liabilities) that were acquired or incurred through a highly probable hedged forecast transaction, before tax	24	(8,143)	-
Other comprehensive income (losses), before taxes, cash flow hedges		75,167	22,229
Change in value of time value of options
Losses on change in value of time value of options before tax	24	(24,005)	(23,692)
Reclassification adjustments on change in value of time value of options before tax	24	19,946	6,509
Other comprehensive income (losses), before taxes, changes in the time value of the options		(4,059)	(17,183)
Total other comprehensive income (loss) that will be reclassified to income before taxes		38,545	25,054
Other components of other comprehensive income (loss), before taxes		28,610	35,072
Income tax relating to other comprehensive income that will not be reclassified to income
Income (loss) tax relating to new measurements on defined benefit plans	17	567	(2,783)
Income tax relating to other comprehensive income (loss) that will not be reclassified to income		567	(2,783)
Income tax relating to other comprehensive income (loss) that will be reclassified to income
Income tax related to cash flow hedges in other comprehensive income (loss)		(235)	(58)
Income taxes related to components of other comprehensive loss will be reclassified to income		(235)	(58)
Total Other comprehensive income (loss)		28,942	32,231
Total comprehensive income (loss)		1,366,079	(4,620,911)
Comprehensive income (loss) attributable to owners of the parent		1,367,315	(4,616,914)
Comprehensive income (loss) attributable to non-controlling interests		(1,236)	(3,997)
TOTAL COMPREHENSIVE INCOME (LOSS)		1,366,079	(4,620,911)

The accompanying Notes 1 to 36 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
	Note	Share capital	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) from changes in the time value of the options	Actuarial gains or losses on defined benefit plans reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings/(losses)	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2022		3,146,265	(178)	(3,772,159)	(38,390)	(17,563)	(18,750)	37,235	2,448,098	(1,361,529)	(8,841,106)	(7,056,548)	(10,356)	(7,066,904)
Total increase (decrease) in equity
Net income/(loss) for the period	24	-	-	-	-	-	-	-	-	-	-	-	-	-
Other comprehensive income		-	-	-	-	-	-	-	-	-	-	-	-	-
Total comprehensive income		-	-	-	-	-	-	-	-	-	-	-	-	-
Transactions with shareholders
Increase (decrease) through transfers and other changes, equity	24-33	-	-	-	-	-	-	-	-	-	-	-	-	-
Total transactions with shareholders		-	-	-	-	-	-	-	-	-	-	-	-	-
Closing balance as of december 31, 2022 (Unaudited)		3,146,265	(178)	(3,772,159)	(38,390)	(17,563)	(18,750)	37,235	2,448,098	(1,361,529)	(8,841,106)	(7,056,548)	(10,356)	(7,066,904)

The accompanying Notes 1 to 36 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
						Gains (Losses)	Actuarial gains
						from changes	or losses on
				Currency	Cash flow	in the time	defined benefit	Shares based	Other	Total		Parent’s	Non-
		Share	Treasury	translation	hedging	value of the	plans	payments	sundry	other	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	options	reserve	reserve	reserve	reserve	earnings/(losses)	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2021		3,146,265	(178)	(3,790,513)	(60,941)	-	(25,985)	37,235	2,452,019	(1,388,185)	(4,193,615)	(2,435,713)	(6,672)	(2,442,385)
Increase (decrease) by application of new accounting standards	2-25	-	-	-	380	(380)	-	-	-	-	-	-	-	-
Initial balance restated		3,146,265	(178)	(3,790,513)	(60,561)	(380)	(25,985)	37,235	2,452,019	(1,388,185)	(4,193,615)	(2,435,713)	(6,672)	(2,442,385)
Total increase (decrease) in equity
Net income/(loss) for the year	25	-	-	-	-	-	-	-	-	-	(4,647,491)	(4,647,491)	(5,651)	(4,653,142)
Other comprehensive income		-	-	18,354	22,171	(17,183)	7,235	-	-	30,577	-	30,577	1,654	32,231
Total comprehensive income		-	-	18,354	22,171	(17,183)	7,235	-	-	30,577	(4,647,491)	(4,616,914)	(3,997)	(4,620,911)
Transactions with shareholders
Increase (decrease) through transfers and other changes, equity	25-34	-	-	-	-	-	-	-	(3,921)	(3,921)	-	(3,921)	313	(3,608)
Total transactions with shareholders		-	-	-	-	-	-	-	(3,921)	(3,921)	-	(3,921)	313	(3,608)
Closing balance as of December 31, 2021		3,146,265	(178)	(3,772,159)	(38,390)	(17,563)	(18,750)	37,235	2,448,098	(1,361,529)	(8,841,106)	(7,056,548)	(10,356)	(7,066,904)

The accompanying Notes 1 to 36 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - DIRECT METHOD

		For the year ended December 31,
	Note	2022	2021
		ThUS$	ThUS$
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		10,549,542	5,359,778
Other cash receipts from operating activities		117,118	52,084
Payments for operating activities
Payments to suppliers for the supply goods and services	34	(9,113,130)	(4,391,627)
Payments to and on behalf of employees		(1,039,336)	(941,068)
Other payments for operating activities		(272,823)	(156,395)
Income taxes (paid)		(14,314)	(9,437)
Other cash inflows (outflows)	34	(130,260)	(87,576)

Net cash (outflow) inflow from operating activities		96,797	(174,241)
Cash flows from investing activities
Cash flows from losses of control of subsidiaries or other businesses		-	752
Other cash receipts from sales of equity or debt instruments of other entities		417	35
Other payments to acquire equity or debt instruments of other entities		(331)	(208)
Amounts raised from sale of property, plant and equipment		56,377	105,000
Purchases of property, plant and equipment		(780,538)	(597,103)
Purchases of intangible assets		(50,116)	(88,518)
Interest received		18,934	9,056
Other cash inflows (outflows)	34	6,300	18,475

Net cash (outflow) inflow from investing activities		(748,957)	(552,511)

Proceeds from the issuance of shares	34	549,038	-
Amounts from the issuance of other equity instruments	34	3,202,790	-
Amounts raised from long-term loans	34	2,361,875	-
Amounts raised from short-term loans	34	4,856,025	661,609
Loans from Related Entities	32	770,522	130,102
Loans repayments	34	(8,759,413)	(463,048)
Payments of lease liabilities	34	(131,917)	(103,366)
Payments of loans to related entities	34	(1,008,483)	-
Dividends paid		-	-
Interest paid		(521,716)	(104,621)
Other cash (outflows) inflows	34	(463,766)	(11,034)
Net cash inflow (outflow) from financing activities		854,955	109,642
Net (decrease) increase in cash and cash equivalents before effect of exchanges rate change		202,795	(617,110)
Effects of variation in the exchange rate on cash and cash equivalents		(32,955)	(31,896)
Net (decrease) increase in cash and cash equivalents		169,840	(649,006)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	6	1,046,835	1,695,841
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	6	1,216,675	1,046,835

The accompanying Notes 1 to 36 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

NOTE 1 - GENERAL INFORMATION

LATAM Airlines Group S.A. (“LATAM” or the “Company”) is an open stock company which holds the values inscribed in the Registro de Valores of the Commission for the Financial Market under No. 306, whose shares are listed in Chile on the Electronic Stock Exchange of Chile - Stock Exchange and the Santiago Stock Exchange. Latam’s ADR are currently trading in the United States of America on the OTC (Over-The-Counter) markets. LATAM Airlines Group S.A. and certain of its direct and indirect affiliates announced their emergence on November 3, 2022, from their reorganization proceedings in the United States of America under Chapter 11 of Title 11 of the United States Code at the United States Bankruptcy Court for the Southern District of New York (the Chapter 11 Proceedings”)

Its main business is the air transport of passengers and cargo, both in the domestic markets of Chile, Peru, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe and Oceania. These businesses are developed directly or by its subsidiaries in Ecuador, Peru, Brazil, Colombia, Argentine and Paraguay. In addition, the Company has subsidiaries that operate in the cargo business in Chile, Brazil and Colombia.

The Company is located in Chile, in the city of Santiago, on Avenida Presidente Riesco No. 5711, Las Condes commune.

As of December 31, 2022, the Company’s statutory capital is represented by 606,407,693,000 ordinary shares without nominal value. Of such amount, as of said date, 605,231,854,725 shares were subscribed and paid. The foregoing, considering the capital increase approved by the shareholders of the company at an extraordinary meeting held on July 5, 2022, in the context of the implementation of its reorganization plan approved and confirmed in the Chapter 11 Proceedings.

The major shareholders of the Company considering the total amount of subscribed and paid shares are Banco de Chile on behalf of State Street which owns 46,96%, Banco de Chile on behalf of Non-Resident Third Parties with 12.68%, Delta Air Lines with 10.03% and Qatar Airways with 10,02% ownership (9.999999992% considering the total amount of authorized shares).

As of December 31, 2022, the Company had a total of 2,092 shareholders in its registry. At that date, approximately 0.01% of the Company’s capital stock was in the form of ADRs.

During 2022, the Company had an average of 30,877 employees, ending this year with a total number of 32,507 people, distributed in 4,627 Administration employees, 16,803 in Operations, 7,423 Cabin Crew and 3,654 Command crew.

The main subsidiaries included in these consolidated financial statements are as follows:

a)	Percentage ownership

		Country	Functional	As December 31, 2022			As December 31, 2021
Tax No.	Company	of origin	Currency	Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%

96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	US$	99.9959	0.0041	100.0000	99.8361	0.1639	100.0000
Foreign	Latam Airlines Perú S.A.	Peru	US$	23.6200	76.1900	99.8100	23.6200	76.1900	99.8100
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8940	0.0041	99.8981	99.8940	0.0041	99.8981
Foreign	Connecta Corporation	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Prime Airport Services Inc. and Subsidiary	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Lan Cargo Overseas Limited and Subsidiaries	Bahamas	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.575.810-0	Inversiones Lan S.A.	Chile	US$	99.9000	0.1000	100.0000	99.9000	0.1000	100.0000
96.847.880-K	Technical Trainning LATAM S.A.	Chile	CLP	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000
Foreign	Latam Finance Limited	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Peuco Finance Limited	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Profesional Airline Services INC.	U.S.A.	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Jarletul S.A.	Uruguay	US$	0.0000	100.0000	100.0000	99.0000	1.0000	100.0000
Foreign	LatamTravel S.R.L.	Bolivia	US$	99.0000	1.0000	100.0000	99.0000	1.0000	100.0000
76.262.894-5	Latam Travel Chile II S.A.	Chile	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
Foreign	Latam Travel S.A.	Argentina	ARS	94.0100	5.9900	100.0000	0.0000	100.0000	100.0000
Foreign	TAM S.A. and Subsidiaries (*)	Brazil	BRL	63.0901	36.9099	100.0000	63.0901	36.9099	100.0000

(*)	As of December 31, 2022, the indirect participation percentage on TAM S.A. and Subsidiaries is from Holdco I S.A., a company over which LATAM Airlines Group S.A. it has a 99.9983% share on economic rights and 51.04% of political rights. Its percentage arises as a result of the provisional measure No. 863 of the Brazilian government implemented in December 2018 that allows foreign capital to have up to 100% of the property.

b)	Financial Information

		Statement of financial position						Net Income
								For the period ended
								December 31,
		As of December 31, 2022			As of December 31, 2021			2022	2021
Tax No.	Company	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Gain /(loss )
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

96.969.680-0	Lan Pax Group S.A. and Subsidiaries (*)	392,232	1,727,968	(1,342,687)	432,271	1,648,715	(1,236,243)	(120,717)	(7,289)
Foreign	Latam Airlines Perú S.A.	335,773	281,178	54,595	484,388	417,067	67,321	(12,726)	(109,392)
93.383.000-4	Lan Cargo S.A.	394,378	212,094	182,284	721,484	537,180	184,304	(1,230)	1,590
Foreign	Connecta Corporation	78,905	22,334	56,571	61,068	19,312	41,756	14,814	1,169
Foreign	Prime Airport Services Inc. and Subsidiary (*)	25,118	24,325	813	24,654	25,680	(1,026)	1,838	190
96.951.280-7	Transporte Aéreo S.A.	283,166	177,109	106,057	471,094	327,955	143,139	(36,190)	(56,135)
96.631.520-2	Fast Air Almacenes de Carga S.A.	16,150	12,623	3,527	18,303	10,948	7,355	1,154	48
Foreign	Laser Cargo S.R.L.	(3)	-	(3)	(5)	-	(5)	-	-
Foreign	Lan Cargo Overseas Limited and Subsidiaries (*)	35,991	15,334	20,656	36,617	14,669	21,940	(1,287)	(806)
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary (*)	220,144	148,489	11,661	202,402	113,930	23,563	(11,901)	(54,961)
96.575.810-0	Inversiones Lan S.A.	1,281	56	1,225	1,284	45	1,239	(14)	(90)
96.847.880-K	Technical Trainning LATAM S.A.	1,417	1,110	307	2,004	467	1,537	77	181
Foreign	Latam Finance Limited	3,011	211,517	(208,506)	1,310,733	1,688,821	(378,088)	169,582	(104,512)
Foreign	Peuco Finance Limited	-	-	-	1,307,721	1,307,721	-	-	-
Foreign	Profesional Airline Services INC.	56,895	53,786	3,109	61,659	58,808	2,851	258	278
Foreign	Jarletul S.A.	16	1,109	(1,093)	24	1,116	(1,092)	(2)	(50)
Foreign	LatamTravel S.R.L.	92	5	87	64	132	(68)	154	(23)
76.262.894-5	Latam Travel Chile II S.A.	368	1,234	(866)	588	1,457	(869)	2	29
Foreign	Latam Travel S.A.	7,303	2,715	4,588	3,778	6,135	2,357	(6,187)	(2,804)
Foreign	TAM S.A. and Subsidiaries (*)	3,497,848	4,231,547	(733,699)	2,608,859	3,257,148	(648,289)	(69,932)	(756,633)

(*)	The Equity reported corresponds to Equity attributable to owners of the parent, it does not include Non-controlling participation.

In addition, special purpose entities have been consolidated: 1. Chercán Leasing Limited, intended to finance advance payments of aircraft; 2. Guanay Finance Limited, intended for the issue of a securitized bond with future credit card payments; 3. Private investment funds; 4. Vari Leasing Limited, Yamasa Sangyo Aircraft LA1 Kumiai, Yamasa Sangyo Aircraft LA2 Kumiai, earmarked for aircraft financing. These companies have been consolidated as required by IFRS 10.

All entities over which Latam has control have been included in the consolidation. The Company has analyzed the control criteria in accordance with the requirements of IFRS 10.

Changes occurred in the consolidation perimeter between January 1, 2021 and December 31, 2022, are detailed below:

(1)	Incorporation or acquisition of companies

-	On December 22, 2022, LATAM Airlines Group S.A. made the purchase of 1,390,468,967 preferred shares of Latam Travel S.A. Consequently, the shareholding composition of Latam Travel S.A. is as follows: Lan Pax Group S.A. with 5.69%, Inversora Cordillera S.A. with 0.30% and LATAM Airlines Group S.A. with 94.01%. These transactions were between LATAM Airlines Group entities and therefore did not generate any effects within the consolidated financial statements.

-	On January 21, 2021, Transporte Aéreos del Mercosur S.A. puchased 2,392,166 preferred shares of Inversora Cordillera S.A. from a non-controlling shareholder. Consequently the shareholding composition of Inversora Cordillera S.A. is as follows: Lan Pax Group S.A. with 90.5% and Transporte Aéreos del Mercosur S.A. with 9.5%.

-	On January 21, 2021, Transporte Aéreos del Mercosur S.A. purchased 53,376 preferred shares of Lan Argentina S.A. from a non-controlling shareholder. Consequently the shareholding composition of Lan Argentina S.A. is as follows: Inversora Cordillera S.A. with 95%, Lan Pax Group S.A. with 4% and Transporte Aéreos del Mercosur S.A. with 1%.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.	Basis of Preparation

These consolidated financial statements of LATAM Airlines Group S.A. as of December 31, 2022 and 2021, for the three years ended December 31, 2022 and have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (“IASB”) and with the interpretations issued by the interpretations committee of the International Financial Reporting Standards (IFRIC).

The consolidated financial statements have been prepared under the historic-cost criterion, although modified by the valuation at fair value of certain financial instruments.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to use its judgment in applying the Company’s accounting policies. Note 4 shows the areas that imply a greater degree of judgment or complexity or the areas where the assumptions and estimates are significant to the consolidated financial statements.

The consolidated financial statements have been prepared in accordance with the accounting policies used by the Company for the 2021 consolidated financial statements, except for the standards and interpretations adopted as of January 1, 2022.

(a)	Application of new standards for the year 2022:

(a.1.)	Accounting pronouncements with implementation effective from January 1, 2022:

	Date of issue	Effective Date:
(i) Standards and amendments

Amendment to IFRS 3: Business combinations.	May 2020	01/01/2022

Amendment to IAS 37: Provisions, contingent liabilities and contingent assets.	May 2020	01/01/2022

Amendment to IAS 16: Property, plant and equipment.	May 2020	01/01/2022

Improvements to International Financial Reporting Standards Financial (2018-2020 cycle) IFRS 1: First-time adoption of international financial reporting standards, IFRS 9: Financial Instruments, illustrative examples accompanying IFRS 16: Leases, IAS 41: Agriculture	May 2020	01/01/2022

The application of these accounting pronouncements as of January 1, 2022, had no significant effect on the Company’s consolidated financial statements.

(b) Accounting pronouncements not in force for the financial year beginning on January 1, 2022:

	Date of issue	Effective Date:
(i) Standards and amendments

Amendment to IAS 12: Income taxes.	May 2021	01/01/2023

Amendment to IAS 8: Accounting policies, changes in accounting estimates and error.	February 2021	01/01/2023

Amendment to IAS 1: Presentation of financial statements.	January 2020	01/01/2024

IFRS 17: Insurance contracts, replaces IFRS 4.	May 2017	01/01/2023

Amendment to IAS 1: Non-current liabilities with covenants	October 2022	01/01/2024

Amendment to IFRS 16: Leases	September 2022	01/01/2024

Initial Application of IFRS 17 and IFRS 9 — Comparative Information (Amendment to IFRS 17)	December 2021	An entity that elects to apply the amendment applies it when it first applies IFRS 17

Amendment to IFRS 10: Consolidated financial statements and IAS 28: Investments in associates and joint ventures.	September 2014	Not determined

The Company’s management estimates that the adoption of the standards, amendments and interpretations described above will not have a significant impact on the Company’s consolidated financial statements in the exercise of their first application.

(c)	Chapter 11 Filing and Going Concern

i)	Going Concern

These consolidated financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business.

The Company previously disclosed that as of December 31, 2021, as a result of the Chapter 11 proceedings, the fulfillment of the Company’s obligations and the financing of ongoing operations were subject to material uncertainty due to the COVID-19 pandemic and the impossibility of knowing as of that date, their duration and, consequently, those events or conditions indicated that a material uncertainty existed that created significant doubt or raised substantial doubt about the Company’s ability to continue as a going concern.

On November 3, 2022, LATAM Parent and certain of its affiliates emerged from the Chapter 11 Proceedings. The emergence from the Chapter 11 proceedings and consummation of the Plan addressed liquidity concerns as it provided for new funds originated by the new financing and the capital restructuring. As a result, the Company expects that sufficient cash flows will be generated to finance the debts and the working capital requirements working capital for the next twelve months. Therefore, there is no longer a material uncertainty that may cast significant doubt or cast substantial doubt to continue as a going concern during the twelve months after the date of issuance of the financial statements.

ii)	Chapter 11 Filing

Due to the effects on the operation of the restrictions established in the countries to control the effects of the COVID-19 pandemic, on May 25, 2020 the Board resolved unanimously that LATAM Parent and some subsidiaries of the group should initiate a reorganization process in the United States of America according to the rules established in the Bankruptcy Code title 11 by filing a voluntary petition for relief in accordance with the same, which was carried out on May 26, 2020. Subsequently, Piquero Leasing Limited (July 7, 2020) and TAM S.A. joined this process and its subsidiaries in Brazil (July 9, 2020) (the voluntary petitions, collectively, the “Bankruptcy Filing” and each LATAM entity that filed a petition, a “Debtor” and jointly, the “Debtors”).

The Bankruptcy Filing for each of the Debtors (each one, respectively, a “Petition Date”) was jointly administered under the caption “In re LATAM Airlines Group S.A. et al.” Case Number 20-11254. Prior to November 3, 2022, the Debtors operated their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. The Bankruptcy Filing permitted the Company to reorganize and improve liquidity, wind down unprofitable contracts and amend its capacity purchase agreements to enable sustainable profitability. As of November 3, 2022 (the “Effective Date”), the Plan (as defined below) was substantially consummated and the Debtors have each emerged from the Chapter 11 proceedings as the “Reorganized Debtors”. However, according to the rules of the Bankruptcy Code, the Chapter 11 proceedings of the Reorganized Debtors continued to be ongoing after the Effective Date to resolve certain remaining matters. Later, on December 14, 2022, the Bankruptcy Court entered an order consolidating the administration of all remaining matters in the lead Chapter 11 case of LATAM Parent and closing the cases of its debtor-related person. Therefore, as of the date hereof the Chapter 11 proceeding has been closed with respect to LATAM Parent’s subsidiaries that were part thereof, and continue ongoing solely with respect to LATAM Parent to resolve certain remaining matters. The Bankruptcy Court continues to administer the Chapter 11 proceedings for LATAM Parent in order to resolve the few remaining matters therein, including resolving remaining claims.

As part of their overall reorganization process, the Debtors also sought and received relief in certain non-U.S. jurisdictions. On May 27, 2020, the Grand Court of the Cayman Islands granted the applications of certain of the Debtors for the appointment of provisional liquidators (“JPLs”) pursuant to section 104(3) of the Companies Law (2020 Revision). On June 4, 2020, the 2nd Civil Court of Santiago, Chile issued an order recognizing the Chapter 11 proceedings with respect to LATAM Airlines Group S.A., Lan Cargo S.A., Fast Air Almacenes de Carga S.A., Latam Travel Chile II S.A., Lan Cargo Inversiones S.A., Transporte Aéreo S.A., Inversiones Lan S.A., Lan Pax Group S.A. and Technical Training LATAM S.A. All remedies filed against the order have been rejected and the decision has become final. Finally, on June 12, 2020, the Superintendence of Companies of Colombia granted recognition to the Chapter 11 proceedings. On July 10, 2020, the Grand Court of the Cayman Islands granted the Debtors’ application for the appointment of JPLs to Piquero Leasing Limited. Bearing in mind that on November 3, 2022, the Effective Date of the Reorganization Plan approved and confirmed in the main proceedings occurred, on November 10, 2022, the representative of the foreign proceeding filed with the court his last monthly report under the Protocol on Cross-Border Communications.

Operation and Implication of the Bankruptcy Filing

As of the Effective Date, the Plan was substantially consummated. Pursuant to the Plan, the Reorganized Debtors are permitted to operate their businesses and manage their properties without supervision of the Bankruptcy Court and free of the restrictions of the Bankruptcy Code.

Plan of Reorganization

On November 26, 2021, the Debtors filed a joint plan of reorganization (as amended or revised, the “Plan” or “Plan of Reorganization”) and the related disclosure statement (as amended or revised, the “Disclosure Statement”) with the Bankruptcy Court. As detailed in the Disclosure Statement, the Plan was supported by a restructuring support agreement executed among the Debtors, creditors holding more than 70% of the general unsecured claims asserted against LATAM Airlines Group S.A., and holders of more than 50% of LATAM Airlines Group S.A.’s existing equity (the “Restructuring Support Agreement” or “RSA”). From time to time in the Chapter 11 Cases, the Debtors filed revised versions of the Plan and associated Disclosure Statement. On February 10, 2022 the Debtors executed a joinder Agreement to the RSA (each joinder agreement a “W&C Creditor Group Joinder Agreement”), effective as of February 10, 2022 under which certain creditors agreed to commitments made by the Commitment Parties under the RSA.

On March 21, 2022, the Bankruptcy Court entered an order approving the adequacy of the Disclosure Statement and procedures for the solicitation with respect to the Plan (the “Disclosure Statement Order”). Pursuant to the Disclosure Statement Order, the Debtors distributed the solicitation version of the Plan, the Disclosure Statement (as approved), voting ballots and certain other solicitation materials to creditors.

In accordance with the Restructuring Support Agreement, on January 12, 2022 the Debtors filed a motion seeking approval to enter into a backstop commitment agreement with certain shareholders, and a backstop commitment agreement with certain creditors (the “Backstop Agreements”). On March 15, 2022, the Bankruptcy Court issued a memorandum decision approving the Debtors’ entry into the Backstop Agreements and issued a corresponding order (the “Backstop Order”) on March 22, 2022.

The Debtors received objections to the Plan from certain parties, including the United States Trustee, the Official Committee of Unsecured Creditors (the “Committee”), Banco del Estado de Chile in its capacity as indenture trustee under certain Chilean local bonds issued by LATAM Parent (“BancoEstado”), an ad hoc group of unsecured claimants and a group of holders of claims against LATAM affiliate TAM Linhas Aéreas S.A. Following the Plan objection deadline, the Debtors participated in a mediation with BancoEstado, the Committee and the parties to the RSA in an effort to resolve their objections to the Plan and related disputes, which proved successful. On May 11, 2022, the Debtors filed a revised version of the Plan reflecting the terms of a settlement with the parties.

At a hearing held on May 17, 18 and 20, 2022, the Bankruptcy Court considered the remaining objections that had not been resolved pursuant to the settlement. On June 18, 2022, the Bankruptcy Court issued a memorandum decision approving the Plan and overruling all remaining objections (the “Memorandum Decision”) and entered an order confirming the Plan (the “Confirmation Order”).

Certain parties in interest appealed the Bankruptcy Court’s decisions. On June 21, 2022, the Ad Hoc Group of Unsecured Claimants filed a notice of appeal of the memorandum decision and order approving entry into the Backstop Agreements, as well as the Memorandum Decision approving the Plan and the Confirmation Order.

On June 27, 2022, the Ad Hoc Group of Unsecured Claimants filed a motion seeking to stay the Confirmation Order pending appeal. On July 16, 2022, the motion to stay was denied by the Bankruptcy Court. On June 23, 2022, the TLA Claimholders Group also filed a motion seeking to stay the Confirmation Order pending appeal or, in the alternative, an affirmative injunction requiring the Debtors to fund an escrow account in the amount of the outstanding post-petition interest. On July 8, 2022, the Bankruptcy Court issued a bench memorandum and order denying the TLA Claimholders Group’s motion to stay. On June 28, 2022, Columbus Hill Capital Management (“Columbus Hill”) filed a notice of appeal of the Memorandum Decision and the Confirmation Order, which it later withdrew on July 5, 2022. On July 13, 2022, the Debtors filed a motion to approve a settlement agreement with Columbus Hill, which was granted by the Bankruptcy Court on July 21, 2022, bringing full and final resolution to the Columbus Hill appeal and any other potential objections from this claimant.

On August 31, 2022, after briefing and oral argument by the parties, the District Court issued an opinion denying the appeals of both the Ad Hoc Group of Unsecured Claimants and the TLA Claimholders Group. The District Court rejected the Ad Hoc Group of Unsecured Claimants’ arguments that the Plan and Backstop Agreement violated the Bankruptcy Code and held that the Backstop Agreement did not constitute impermissible vote buying. The Ad Hoc Group of Unsecured Claimants did not further appeal the District Court’s decision.

With respect to the TLA Claimholders Group’s appeal, the District Court denied its request for payment of post-petition interest on its claims and found that the Bankruptcy Court was not mistaken with respect to its factual finding that TLA was insolvent. The District Court also denied the TLA Claimholders Group’s motion to stay the Confirmation Order.

On September 2, 2022 the TLA Claimholders Group filed a notice of appeal in the District Court (the “Second Circuit Appeal”) further appealing the Confirmation Order to the United States Court of Appeals for the Second Circuit (the “Second Circuit”). Both parties filed briefs regarding the merits of the Second Circuit Appeal, oral argument occurred on October 12, 2022, and on December 14, 2022, the Second Circuit unanimously affirmed the District Court’s decision rejecting the Second Circuit Appeal. No further appeals have been filed to date.

As of the Effective Date, the Plan was substantially consummated. Pursuant to the Plan, the Company received an infusion of approximately US$ 8.19 billion through a mix of new equity, convertible notes and debt, which enabled the Company to exit Chapter 11 with appropriate capitalization to effectuate its business plan. Upon emergence, the Company had total debt of approximately US$ 6.8 billion, cash and cash equivalents of approximately US$1.1 billion and revolving undrawn facilities in the amount of US$1.1 billion. Specifically, the Plan provided that:

●	The Company conducted a US$ 800 million common equity rights offering, open to all shareholders in accordance with their preemptive rights under applicable Chilean law, and fully backstopped by the parties participating in the RSA;

●	Three distinct classes of convertible notes were issued by the Company, all of which were preemptively offered to shareholders. The preemptive rights offering period closed on October 12, 2022. For those securities not subscribed by the Company’s shareholders during the respective preemptive rights period:

o	New Convertible Notes Class A, hereinafter Class G Convertible notes (by the denomination with which they were registered in the Registro de Valores of the CMF), were delivered to certain general unsecured creditors of the Company in settlement of their allowed claims under the Plan.

The Issuance conditions:

Nominal Value : Approximately Th US$1,257,003

Conversion Ratio: 15,9046155045956. The Convertible Notes Class G Conversion Ratio shall step down by 50% on the day that is sixty (60) days after the Effective Date.

Backup Actions: 19,992,142,087

Maturity: 31 Dec. 2121

Interest rate: 0%

Conversion Conditions: They may be converted into shares of the Company within twelve months from the Effective Date of the Plan. As soon as 50% of the holders of New Class G Convertible Notes have opted to convert, the remaining Class G Convertible Notes will be automatically converted.

o	New Convertible Notes Class B, hereinafter Class H Convertible notes (by the denomination with which they were registered in the Registro de Valores of the CMF), were subscribed and purchased by the shareholder that are part of the RSA.

The Issuance conditions:

Nominal Value: Approximately ThUS$1,372,840

Conversion Ratio: 92.2623446840237. The conversion ratio of Class H Convertible Notes will be reduced by 50% sixty (60) days after the fifth anniversary counted from the Effective Date.

Backup Actions: 126,661,409,136

Maturity: 31 Dec. 2121

Interest rate: 1% interest rate payable in cash annually with no interest in the first 60 days.

Conversion Conditions:

(a)	First Convertible Notes Class H Conversion Period: Each holder of Convertible Notes Class H will have the ability to convert its Convertible Notes Class H into shares of the Company within sixty (60) days from the Effective Date.

(b)	Second Convertible Notes Class H Conversion Period: Each holder of Convertible Notes Class H will have the subsequent ability to convert their Convertible Notes Class H into shares of the Company beginning on the fifth (5th) anniversary of the Effective Date.

o	New Convertible Notes Class C, hereinafter Class I Convertible notes (by the denomination with which they were registered in the Registro de Valores of the CMF), were provided to certain general unsecured creditors in exchange for a combination of new money to the Company and the settlement of their allowed claims under the Plan, subject to certain limitations and holdbacks by the backstopping parties.

The Issuance conditions:

Nominal Value: Approximately ThUS$6,863,427

Conversion Ratio: 56.143649821654. The Convertible Notes Class C Conversion Ratio shall step down by 50% on the day that is sixty (60) days after the Effective Date.

Backup Actions: 385,337,858,290

Maturity: 31 Dec. 2121

Interest rate: 0%

Conversion Conditions: They may be converted into shares within twelve months from the Effective Date of the Plan. As soon as 50% of the holders of Class I Convertible Notes have opted to convert, then the remaining Class I Convertible Notes will be automatically converted. The allocated amounts of the unused Class I Convertible Notes were distributed to the supporting parties of the Class I Convertible Notes in accordance with the respective Support Agreement.

●	The election period for the Convertible Notes Class G and Convertible Notes Class I by creditors ended on October 6, 2022.

●	General unsecured creditors that elected to receive Convertible Notes Class G or Convertible Notes Class I were entitled to receive a one-time cash distribution in an aggregate amount of approximately US$ 175 million, distributed among the general unsecured creditors that opted to receive Convertible Notes Class G and I. (see Note 36).

●	The Convertible Notes Classes H and I were issued, totally or partially, in consideration of a new money contribution for the aggregate amount of approximately US$ 4.64 billion fully backstopped by the parties to the RSA.

●	In lieu of receiving Convertible Notes Class G or Convertible Notes Class I (and the aforementioned one-time cash distribution), general unsecured creditors were provided with the alternative of opting to receive New Local Notes issued by LATAM. As set forth in the Plan and based on the elections made by general unsecured creditors, such notes were issued in the amount of UF 3,818,042 (equal to approximately US$ 130 million as of the date of their issuance).

Pursuant to the Plan and Backstop Agreements, LATAM raised up to US$ 500 million through a new revolving credit facility and approximately US$ 2.25 billion in total new money debt financing through exit financing (new term loan and new notes).

On September 2, 2022, the Convertible Notes Classes G, H and I together with the shares contemplated in the Plan were registered with the Chilean Registro de Valores of the Financial Market Commission (the “CMF”). The CMF approved the New Local Notes on September 5, 2022. The Debtors established September 12, 2022 as the record date with respect to creditors entitled to participate in the Convertible Notes Class G and Convertible Notes Class I, and commenced the offering of the Convertible Notes to claimholders on the same day.

As of December 31, 2022, 94,14% of the Convertible Notes Class G, 99.997% of the Convertible Notes Class H and 99.999% of the Convertible Notes Class I had been converted to equity, respectively.

On November 17, 2022 the Reorganized Debtors filed a motion to consolidate the administration of certain remaining matters, including the reconciliation of claims that have not yet been allowed or disallowed, in the lead Chapter 11 case of LATAM Parent and for entry of a final decree closing the Chapter 11 cases of LATAM Parent’s debtor-affiliates. The Bankruptcy Court entered an Order on December 14, 2022 granting the motion to consolidate the administration of remaining matters in the lead Chapter 11 case of LATAM Parent. As a result, the dockets for all 37 debtor-affiliates of LATAM Parent were marked “closed” on December 23, 2022.

Chapter 11 Milestones during the period covered by these consolidated financial statements

Assumption, Amendment & Rejection of Executory Contracts & Leases

Prior to the Effective Date, pursuant to the Bankruptcy Code and the Federal Rules of Bankruptcy Procedure (the “Bankruptcy Rules”), the Debtors were authorized to assume, assign or reject certain executory contracts and unexpired leases. Absent certain exceptions, the Debtors’ rejection of an executory contract or an unexpired lease is generally treated as prepetition breach, which entitles the contract counterparty to file a general unsecured claim against the Debtors and simultaneously relieves the Debtors from their future obligations under the contract or lease. Further, the Debtors’ assumption of an executory contract or unexpired lease would generally require the Debtors to cure outstanding defaults under such contract or lease.

Other Key Filings

On June 16, 2021, the Committee filed two motions seeking standing to prosecute certain claims on behalf of the Debtors against Delta Airlines, Inc. (the “Delta Motion”) and Qatar Airways O.C.S.C. (the “Qatar Motion”, and together with the Delta Motion, (the “Standing Motions”)), which were opposed by certain parties. In connection with the negotiation of the RSA, the Plan provided for the full settlement and release for Qatar and Delta of all potential claims described in the Standing Motions upon the effective date of the Plan. As the Plan became effective on November 3, 2022, such claims have been released.

Statements and Schedules

On September 8, 2020, each of the Debtors filed Schedules of Assets and Liabilities (“Schedules”) and Statements of Financial Affairs (“Statements”) that described the Debtors’ financial circumstances as of their respective Petition Date. On August 13, 2021 and December 3, 2021, certain Debtors filed amended Schedules that supplemented and amended the initial Schedules.

From the Petition Date through the Plan Effective Date (as defined in the Plan), the Company was also required to file “Monthly Operating Reports” (MORs) to disclose the receipt, administration and disposition of property by the Debtors during the pendency of the Chapter 11 Cases. After the Effective Date, the Company will be required to file a more streamlined “Post-confirmation Report” (PCR) each calendar quarter until the Chapter 11 Cases of LATAM Parent are closed.

While the Reorganized Debtors believe that these materials provide the information required by the Bankruptcy Code and Bankruptcy Court, they are nonetheless unaudited documents that are prepared in a format different from the consolidated financial reports historically prepared by LATAM in accordance with IFRS (International Financial Reporting Standards). For example, certain of the debtor-specific information contained in the Statements and Schedules may normally be prepared on an unconsolidated basis in the ordinary course. Accordingly, the Reorganized Debtors believe that the substance and format of these materials may not allow meaningful comparison with their regularly publicly-disclosed consolidated financial statements. Moreover, the materials filed with the Bankruptcy Court are not prepared for the purpose of providing a basis for an investment decision relating to the Reorganized Debtors’ securities, or claims against the Reorganized Debtors, or for comparison with other financial information required to be reported under applicable securities law.

Bearing in mind that November 3, 2022 was the Effective Date of the reorganization plan approved and confirmed in the main proceeding, on November 10, 2022, the representative of the foreign proceeding submitted to the court his last monthly report in accordance with the Protocol of Cross Border Communications.

Intercompany and Affiliate Transactions

On January 10, 2022, the Committee filed an objection with respect to an intercompany claim asserted by LATAM Finance Ltd. against Peuco Finance Ltd. The Bankruptcy Court held a hearing on the objection on March 10, 2022. Post-hearing briefs were submitted by the parties on March 17, 2022, and closing arguments were held on March 18, 2022. On April 29, 2022, the Court entered a decision and order overruling the objection (the “Intercompany Claim Decision”). On May 13, 2022, the Committee appealed the Intercompany Claim Decision to the District Court. On May 26, 2022 the District Court granted a joint motion of the Debtors and the Committee to stay such appeal until the effective date of the Plan. Following the Effective Date, the Committee sought to dismiss the appeal, and the District Court entered an order dismissing the appeal on November 7, 2022.

Debtor-in-Possession Financing and Exit Financing

As previously reported, on June 10, 2022 the Debtors entered into debt commitment letters (the “Exit Financing Commitment Letters”) providing commitments from various lenders for (i) an approximately US$1.170 billion of junior debtor-in-possession term loan facility (the “Junior DIP Facility”); (ii) a US$500 million debtor-in-possession and exit revolving credit facility (the “Revolving Facility”), (iii) a US$750 million debtor-in-possession and exit term loan B credit facility (the “Term Loan B Facility”; together with the Revolving Facility, the “Credit Facilities”), (iv) a US$750 million debtor-in-possession and exit bridge loan facility (the “Bridge to 5Y Notes Facility”) and (v) US$750 million debtor-in-possession and exit bridge loan facility (the “Bridge to 7Y Notes Facility” and together with the Bridge to 5Y Notes Facility, and the Credit Facilities, the “Debt Facilities”). According to the terms of the Exit Financing Commitment Letters, the committed amounts under the Term Loan B Facility and the Bridge Facilities could be reallocated amount such facilities. The Debt Facilities were structured to remain in place after the emergence of the Reorganized Debtors from the Chapter 11, subject to the satisfaction of certain conditions at emergence (the “Conversion Date”).

In the context of the Company’s exit from Chapter 11, on October 12, the Consolidated and Amended DIP Financing Agreement was paid in full. The repayment has been made entirely with funds from (i) a Junior DIP Financing of approximately US$1,146 million; (ii) a US$500 million Revolving Credit Line; (iii) a Term B Loan of US$750 million; (iv) a 5-year Bond Bridge Loan of US$750 million (v) a 7-year Bond Bridge Loan of US$750 million.

On October 18, 2022, the Bridge Loans were partially repaid by: i) a bond issue exempt from registration under U.S. Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 144A and Regulation S, both under the Securities Act, due 2027 (the “5-Year Bonds”), by a total principal amount of US$450 million and ii) a bond issue exempt from registration under the Securities Law pursuant to Rule 144A and Regulation S, both under the Securities Law, due 2029 (the “Bonds to 7 Years”), for a total principal amount of US$700 million.

Additionally, on November 3, the repayment of the Bridge Loans and the junior DIP was completed with the proceeds from the Exit Financing, which was made up of: US$450 million in senior guaranteed bonds maturing in 2027, US$700 million in senior secured notes due 2029 and an incremental “Term Loan B” loan for US$350 million

Establishment of Bar Dates and Claims Reconciliation

On September 24, 2020, the Bankruptcy Court entered an order (the “Bar Date Order”) establishing December 18, 2020, as the general deadline (the “General Bar Date”) by which persons or entities (other than governmental units) who believe they hold any claims (other than certain damages claims arising out of the rejection of executory contracts or unexpired leases) against any Debtor that arose prior to the Petition Date, as applicable to each Debtor, must have submitted written documentation of such claims (a “Proof of Claim”). On December 17, 2020, the Court entered an order (the “Supplemental Bar Date Order”) establishing a supplemental bar date of February 5, 2021 (the “Supplemental Bar Date”), for certain non-U.S. claimants not otherwise subject to the General Bar Date. Any person or entity that failed to timely file its Proof of Claim by the applicable Bar Date will be forever barred from asserting their claim and will not receive any distributions made as part of the ultimate plan of reorganization. On the Effective Date, the Reorganized Debtors established December 3, 2022 as the deadline (the “Administrative Expense Bar Date”) by which persons or entities (other than those exempted under the Plan) must submit a Proof of Claim establishing their claim against the Reorganized Debtors for costs and expenses of administration of the Chapter 11 proceedings.

Following the close of the General Bar Date, the Supplemental Bar Date, and the Administrative Expense Bar Date, the Reorganized Debtors have continued the process of reconciling approximately 6,575 submitted claims. As of December 31, 2022, the Reorganized Debtors have objected to or have resolved through claims withdrawals, stipulations and court orders approximately 5,030 claims with a total value of approximately US$ 163.5 billion. As the Reorganized Debtors continue to reconcile claims against the Company’s books and records, they will object to and contest such claims that they determine are not valid or are not asserted in the proper amount or classification and will resolve other claims disputes in and outside of the Bankruptcy Court.

A Claim is recorded as a liability when it has a present obligation, whether legal or constructive, as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the obligation amount can be made. Under the Plan, a further 1,352 litigation claims will ride through. As of December 31, 2022, approximately 64 of the Claims filed against the Debtors are still being reconciled with an estimated total value of approximately US$ 354.7 million.

2.2. Basis of Consolidation

(a) Subsidiaries

Subsidiaries are all the entities (including special-purpose entities) over which the Company has the power to control the financial and operating policies, which are generally accompanied by a holding of more than half of the voting rights. In evaluating whether the Company controls another entity, the existence and effect of potential voting rights that are currently exercisable or convertible at the date of the consolidated financial statements are considered. The subsidiaries are consolidated from the date on which control is passed to the Company and they are excluded from the consolidation on the date they cease to be so controlled. The results and cash are incorporated from the date of acquisition.

Balances, transactions and unrealized gains on transactions between the Company’s entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment loss of the asset transferred. When necessary, in order to ensure uniformity with the policies adopted by the Company, the accounting policies of the subsidiaries are modified.

To account for and identify the financial information to be disclosed when carrying out a business combination, such as the acquisition of an entity by the Company, the acquisition method provided for in IFRS 3: Business combinations is used.

(b) Transactions with non-controlling interests

The Group applies the policy of considering transactions with non-controlling interests, when not related to the loss of control, as equity transactions without an effect on income.

(c) Sales of subsidiaries

When a subsidiary is sold and a percentage of participation is not retained, the Company derecognizes the assets and liabilities of the subsidiary, the non-controlling interest and other components of equity related to the subsidiary. Any gain or loss resulting from the loss of control is recognized in the consolidated income statement by function within Other gains (losses).

If LATAM Airlines Group S.A. and Subsidiaries retain an ownership of participation in the disposed subsidiary which does not represent control, this is recognized at fair value on the date that control is lost and the amounts previously recognized in Other comprehensive income are accounted as if the Company had disposed directly the assets and related liabilities, which can cause these amounts to be reclassified to profit or loss. The percentage retained valued at fair value is subsequently accounted using the equity method.

(d) Investees or associates

Investees or associates are all entities over which LATAM Airlines Group S.A. and Subsidiaries have significant influence but have no control. This usually arises from holding between 20% and 50% of the voting rights. Investments in associates are booked using the equity method and are initially recognized at their cost.

2.3. Foreign currency transactions

(a) Presentation and functional currencies

The items included in the financial statements of each of the entities of LATAM Airlines Group S.A. and Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of LATAM Airlines Group S.A. is the United States dollar which is also the presentation currency of the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

(b) Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. Foreign currency gains and losses resulting from the liquidation of these transactions and from the translation at the closing exchange rates of the monetary assets and liabilities denominated in foreign currency are shown in the consolidated statement of income by function except when deferred in Other comprehensive income as qualifying cash flow hedges.

(c) Adjustment due to hyperinflation

After July 1, 2018, the Argentine economy was considered, for purposes of IFRS, hyperinflationary. The consolidated financial statements of the subsidiaries whose functional currency is the Argentine Peso have been restated.

The non-monetary items of the statement of financial position as well as the income statement, comprehensive income and cash flows of the group’s entities, whose functional currency corresponds to a hyperinflationary economy, are adjusted for inflation and re-expressed in accordance with the variation of the consumer price index (“CPI”), at each presentation date of its financial statements. The re-expression of non-monetary items is made from the date of initial recognition in the statements of financial position and considering that the financial statements are prepared under the historical cost criterion.

Net losses or gains arising from the re-expression of non-monetary items and income and costs are recognized in the consolidated income statement under “Result of indexation units”.

Net gains and losses on the re-expression of opening balances due to the initial application of IAS 29 are recognized in consolidated retained earnings.

Re-expression due to hyperinflation will be recorded until the period or exercise in which the economy of the entity ceases to be considered as a hyperinflationary economy. At that time, the adjustments made by hyperinflation will be part of the cost of non-monetary assets and liabilities.

The comparative amounts in the consolidated financial statements of the Company are presented in a stable currency and are not adjusted for subsequent changes in the price level or exchange rates.

(d) Group entities

The results and the financial situation of the Group’s entities, whose functional currency is different from the presentation currency of the consolidated financial statements, of LATAM Airlines Group S.A., which does not correspond to the currency of a hyperinflationary economy, are converted into the currency of presentation as follows:

(i)	Assets and liabilities of each consolidated statement of financial position presented are translated at the closing exchange rate on the consolidated statement of financial position date;

(ii)	The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates, and

(iii)	All the resultant exchange differences by conversion are shown as a separate component in other comprehensive income, within “Gain (losses) from exchange rate difference, before tax”.

For those subsidiaries of the group whose functional currency is different from the presentation currency and, moreover, corresponds to the currency of a hyperinflationary economy; its restated results, cash flow and financial situation are converted to the presentation currency at the closing exchange rate on the date of the consolidated financial statements.

The exchange rates used correspond to those fixed in the country where the subsidiary is located, whose functional currency is different to the U.S. dollar.

2.4. Property, plant and equipment

The land of LATAM Airlines Group S.A. and Subsidiaries, are recognized at cost less any accumulated impairment loss. The rest of the Properties, plants and equipment are recorded, both in their initial recognition and in their subsequent measurement, at their historical cost, restated for inflation when appropriate, less the corresponding depreciation and any loss due to impairment.

The amounts of advances paid to the aircraft manufacturers are capitalized by the Company under Construction in progress until they are received.

Subsequent costs (replacement of components, improvements, extensions, etc.) are included in the value of the initial asset or are recognized as a separate asset, only when it is probable that the future economic benefits associated with the elements of property, plant and equipment, will flow to the Company and the cost of the item can be determined reliably. The value of the replaced component is written off. The rest of the repairs and maintenance are charged to income when they are incurred.

The depreciation of the properties, plants and equipment is calculated using the linear method over their estimated technical useful lives; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown. This charge is recognized in the captions “Cost of sale” and “Administrative expenses”.

The residual value and the useful life of the assets are reviewed and adjusted, if necessary, once a year. Useful lives are detailed in Note 16 (d).

When the value of an asset exceeds its estimated recoverable amount, its value is immediately reduced to its recoverable amount.

Losses and gains from the sale of property, plant and equipment are calculated by comparing the consideration with the book value and are included in the consolidated statement of income.

2.5. Intangible assets other than goodwill

(a) Airport slots and Loyalty program

Airport slots and the Loyalty program correspond to intangible assets with indefinite useful lives and are annually tested for impairment as an integral part of the CGU Air Transport.

Airport Slots correspond to an administrative authorization to carry out operations of arrival and departure of aircraft, at a specific airport, within a certain period of time.

The Loyalty program corresponds to the system of accumulation and exchange of points that is part of TAM Linhas Aereas S.A.

The airport slots and Loyalty program were recognized at fair value under IFRS 3, as a consequence of the business combination with TAM S.A. and Subsidiaries.

(b) Computer software

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for using the specific software. These costs are amortized over their estimated useful lives, for which the Company has defined useful lives between 3 and 10 years.

Expenses related to the development or maintenance of computer software which do not qualify for capitalization, are shown as an expense when incurred. The personnel costs and other costs directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible Assets other than Goodwill when they have met all the criteria for capitalization.

(c) Brands

The Brands were acquired in the business combination with TAM S.A. and Subsidiaries and, recognized at fair value under IFRS 3. The Company has defined a useful life of five years, period in which the value of the brands will be amortized (see note 15).

2.6. Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use. Other interest costs are recognized in the consolidated statement of income by function when accrued.

2.7. Losses for impairment of non-financial assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Assets subject to amortization are tested for impairment losses whenever any event or change in circumstances indicates that the carrying amount may not be recoverable. An impairment loss is recognized for the excess of the carrying amount of the asset over its recoverable amount. The recoverable amount is the fair value of an asset less the costs of sale or the value in use, whichever is greater. For the purpose of evaluating impairment losses, assets are grouped at the lowest level for which there are largely independent cash inflows (cash generating unit. Non-financial assets, other than goodwill, that would have suffered an impairment loss are reviewed if there are indicators of reversal of losses. Impairment losses are recognized in the consolidated statement of income by function under “Other gains (losses)”.

2.8. Financial assets

The Company classifies its financial assets in the following categories: at fair value (either through other comprehensive income, or through gains or losses), and at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

The group reclassifies debt investments when, and only when, it changes its business model to manage those assets.

In the initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset classified at amortized cost, the transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets accounted for at fair value through profit or loss are recorded as expenses in the consolidated statement of income by function.

(a) Debt instruments

The subsequent measurement of debt instruments depends on the group’s business model to manage the asset and cash flow characteristics of the asset. The Company has two measurement categories in which the group classifies its debt instruments:

Amortized cost: the assets held for the collection of contractual cash flows where those cash flows represent only payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in income when the asset is derecognized or impaired. Interest income from these financial assets is included in financial income using the effective interest rate method.

Fair value through profit or loss: assets that do not meet the criteria of amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and is presented net in the consolidated statement of income by function within other gains / (losses) in the period or exercise in which it arises.

(b) Equity instruments

Changes in the fair value of financial assets at fair value through profit or loss are recognized in other gains / (losses) in the consolidated statement of income by function as appropriate.

The Company evaluates in advance the expected credit losses associated with its debt instruments recorded at amortized cost. The applied impairment methodology depends on whether there has been a significant increase in credit risk.

2.9. Derivative financial instruments and embedded derivatives

Derivative financial instruments and hedging activities

Initially at fair value on the date on which the derivative contract was made and are subsequently valued at their fair value. The method to recognize the resulting loss or gain depends on whether the derivative designated as a hedging instrument and, if so, the nature of the item being hedged.

The Company designates certain derivatives as:

(a) Hedge of an identified risk associated with a recognized liability or an expected highly- probable transaction (cash-flow hedge), or

(b) Derivatives that do not qualify for hedge accounting.

At the beginning of the transaction, the Company documents the economic relationship between the hedged items existing between the hedging instruments and the hedged items, as well as its objectives for risk management and the strategy to carry out various hedging operations. The Company also documents its assessment, both at the beginning and on an ongoing basis, as to whether the derivatives used in the hedging transactions are highly effective in offsetting the changes in the fair value or cash flows of the items being hedged.

The total fair value of the hedging derivatives is booked as Other non-current financial asset or liability if the remaining maturity of the item hedged is over 12 months, and as an Other current financial asset or liability if the remaining term of the item hedged is less than 12 months. Derivatives not booked as hedges are classified as Other financial assets or liabilities.

(a) Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in the statement of other comprehensive income. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income by function under other gains (losses). Amounts accumulated in equity are reclassified to profit or loss in the periods or exercise when the hedged item affects profit or loss. When these amounts correspond to hedging derivatives of highly probable items that give rise to non-financial assets or liabilities, in which case, they are recorded as part of the non-financial assets or liabilities.

For fuel price hedges, the amounts shown in the statement of other comprehensive income are reclassified to results under the line item Cost of sales to the extent that the fuel subject to the hedge is used.

Gains or losses related to the effective part of the change in the intrinsic value of the options are recognized in the cash flow hedge reserve within equity. Changes in the time value of the options related to the part are recognized within Other Consolidated Comprehensive Income in the costs of the hedge reserve within equity.

When a hedging instrument mature, is sold or fails to meet the requirements to be accounted for as a hedges, any gain or loss accumulated in the statement of Other comprehensive income until that moment, remains in the statement of other comprehensive income and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized.

When it is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in the statement of other comprehensive income is taken immediately to the consolidated statement of income by function as “Other gains (losses)”.

(b) Derivatives not booked as a hedge

The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income in “Other gains (losses)”.

Embedded derivatives

The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative  host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL as a whole. LATAM Airlines Group S.A. has determined that no embedded derivatives currently exist.

2.10. Inventories

Inventories, are shown at the lower of cost and their net realizable value. The cost is determined on the basis of the weighted average cost method (WAC). The net realizable value is the estimated selling price in the normal course of business, less estimated costs necessary to make the sale.

2.11. Trade and other accounts receivable

Commercial accounts receivable are initially recognized at their fair value and subsequently at their amortized cost in accordance with the effective rate method, less the provision for impairment according to the model of the expected credit losses. The Company applies the simplified approach permitted by IFRS 9, which requires that expected lifetime losses be recognized upon initial recognition of accounts receivable.

In the event that the Company transfers its rights to any financial asset (generally accounts receivable) to a third party in exchange for a cash payment, the Company evaluates whether all risks and rewards have been transferred, in which case the account receivable is derecognized.

The existence of significant financial difficulties on the part of the debtor, the probability that the debtor goes bankrupt or financial reorganization are considered indicators of a significant increase in credit risk.

The carrying amount of the asset is reduced as the provision account is used and the loss is recognized in the consolidated income statement under “Cost of sales”. When an account receivable is written off, it is regularized against the provision account for the account receivable.

2.12. Cash and cash equivalents

Cash and cash equivalents include cash and bank balances, time deposits in financial institutions, and other short-term and highly liquid investments and a low risk of loss of value.

2.13. Capital

The common shares are classified as net equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in net equity as a deduction from the proceeds received from the placement of shares.

2.14. Trade and other accounts payables

Trade payables and other accounts payable are initially recognized at fair value and subsequently at amortized cost.

2.15. Interest-bearing loans

Financial liabilities are shown initially at their fair value, net of the costs incurred in the transaction. Later, these financial liabilities are valued at their amortized cost; any difference between the proceeds obtained (net of the necessary arrangement costs) and the repayment value, is shown in the consolidated statement of income during the term of the debt, according to the effective interest rate method.

Financial liabilities are classified in current and non-current liabilities according to the contractual payment dates of the nominal principal.

Convertible Notes

The component parts of the convertible notes issued by LATAM are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date. The conversion option classified as equity is determined by the deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in other equity, net of income tax effects. and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in other equity until the conversion option is exercised, in which case, the balance recognized in other equity will be transferred to share capital. Where the conversion option remains unexercised at maturity date of the convertible bond, the balance recognized in other equity will be transferred to retained earnings. No gain or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

Transaction costs that relate to the issue of the convertible notes are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are charged directly to equity.

2.16. Current and deferred taxes

The tax expense for the period or exercise comprises income and deferred taxes.

The current income tax expense is calculated based on tax laws enacted at the date of the statement of financial position, in the countries in which the subsidiaries and associates operate and generate taxable income.

Deferred taxes are recognized on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from the initial recognition of an asset or a liability in a transaction other than a business combination that at the time of the transaction does not affect the accounting or the taxable profit or loss. Deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the date of the consolidated statements of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognized only to the extent it is probable that the future taxable profit will be available against which the temporary differences can be utilized.

The tax (current and deferred) is recognized in the statement of income by function, unless it relates to an item recognized in other comprehensive income, directly in equity. In this case the tax is also recognized in other comprehensive income or, directly in the statement of income by function, respectively.

Deferred tax assets and liabilities are offset if, and only if:

(a) there is a legally enforceable right to set off current tax assets and liabilities, and

(b) the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either: (i) the same taxable entity, or (ii) different taxable entities which intend to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

2.17. Employee benefits

(a) Personnel vacations

The Company recognizes the expense for personnel vacations on an accrual basis.

(b) Share-based compensation

The compensation plans implemented based on the value of the shares of the Company are recognized in the consolidated financial statements in accordance with IFRS 2: Share-based payments. For equity settled plans the fair value is recorded in equity with a charge to remuneration in a linear manner between the grant of said options and the date on which they become vested. For cash settled awards the fair value, updated as of the closing date of each reporting period or exercise, is recorded as a liability with charge to remuneration.

(c) Post-employment and other long-term benefits

Provisions are made for these obligations by applying the method of the projected unit credit method, and considering estimates of future permanence, mortality rates and future wage increases determined on the basis of actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in other comprehensive income.

(d) Incentives

The Company has an annual incentives plan for its personnel for compliance with objectives and individual contribution to the results. The incentives eventually granted consist of a given number or portion of monthly remuneration and the provision is made on the basis of the amount estimated for distribution.

(e) Termination benefits

The group recognizes termination benefits at the earlier of the following dates: (a) when the group terminates the employee relationship; and (b) when the entity recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of terminations benefits.

2.18. Provisions

Provisions are recognized when:

(i) The Company has a present legal or constructive obligation as a result of a past event;

(ii) It is probable that payment is going to be required to settle an obligation; and

(iii) A reliable estimate of the obligation amount can be made.

2.19. Revenue from contracts with customers

(a) Transportation of passengers and cargo

The Company recognizes the sale for the transportation service as a deferred income liability, which is recognized as income when the transportation service has been provided or expired. In the case of air transport services sold by the Company and that will be made by other airlines, the liability is reduced when they are remitted to said airlines. The Company periodically reviews whether it is necessary to make an adjustment to deferred income liabilities, mainly related to returns, changes, among others.

Compensations granted to clients for changes in the levels of services or billing of additional services such as additional baggage, change of seat, among others, are considered modifications of the initial contract, therefore, they are deferred until the corresponding service is provided.

(b) Expiration of air tickets

The Company estimates on a monthly basis the probability of expiration of air tickets, with refund clauses, based on their history of use. Air tickets without a refund clause expire on the date of the flight in case the passenger does not show up.

(c) Costs associated with the contract

The costs related to the sale of air tickets are capitalized and deferred until the moment of providing the corresponding service. These assets are included under the heading “Other current non-financial assets” in the Consolidated Classified Statement of Financial Position.

(d) Frequent passenger program

The Company maintains the following loyalty programs: LATAM Pass and LATAM Pass Brasil, whose objective is building customer loyalty through the delivery of miles or points.

These programs give their frequent passengers the possibility of earning LATAMPASS’s miles or points, which grant the right to a selection of both air and non-air awards. Additionally, the Company sells the LATAMPASS miles or points to financial and non-financial partners through commercial alliances to award miles or points to their customers.

To reflect the miles and points earned, the loyalty program mainly includes two types of transactions that are considered revenue arrangements with multiple performance obligations: (1) Passenger Ticket Sales Earning miles or points (2) miles or points sold to financial and non-financial partner

(1) Passenger Ticket Sales Earning Miles or Points.

In this case, the miles or points are awarded to customers at the time that the company performs the flight.

To value the miles or points earned with travel, we consider the quantitative value a passenger receives by redeeming miles for a ticket rather than paying cash, which is referred to as Equivalent Ticket Value (“ETV”). Our estimate of ETV is adjusted for miles and points that are not likely to be redeemed (“breakage”).

The balance of miles and points that are pending to redeem are included within deferred revenue.

(2) Miles sold to financial and non-financial partners

To value the miles or points earned through financial and non-financial partners,the performance obligations with the client are estimated separately. To calculate these performance obligations, different components that add value in the commercial contract must be considered, such as marketing, advertising and other benefits, and finally the value of the points awarded to customers based on our ETV. The value of each of these components is finally allocated in proportion to their relative prices. The performance obligations associated with the valuation of the points or miles earned become part of the Deferred Revenue, and the remaining performance obligations are recorded as revenue when the miles or points are delivered to the client.

When the miles and points are exchanged for products and services other than the services provided by the Company, the income is recognized immediately; when the exchange is made for air tickets of any airline of LATAM Airlines Group S.A. and subsidiaries, the income is deferred until the air transport service is provided.

The miles and points that the Company estimates will not be exchanged are recognized in the results based on the consumption pattern of the miles or points effectively exchanged by customers. The Company uses statistical models to estimate the probability of exchange, which is based on historical patterns and projections.

(e) Dividend income

Dividend income is recognized when the right to receive payment is established.

2.20. Leases

The Company recognizes contracts that meet the definition of a lease as a right of use asset and a lease liability on the date when the underlying asset is available for use.

Right of use assets are measured at cost including the following:

-	The amount of the initial measurement of the lease liability;

-	Lease payment made at or before commencement date;

-	Initial direct costs, and

-	Restoration costs.

The right of use assets are recognized in the statement of financial position in Property, plant and equipment.

Lease liabilities include the net present value of the following payments:

-	Fixed payments including in substance fixed payment.

-	Variable lease payments that depend on an index or a rate;

-	The exercise price of a purchase option, if it is reasonably certain that the option will be exercised.

The discount rate that LATAM uses is the interest rate implicit in the lease, if that rate can be readily determined. This is the rate of interest that causes the present value of (a) lease payments and (b) the unguaranteed residual value to equal the sum of (i) the fair value of the underlying asset and (ii) any initial direct costs of the lessor.

LATAM uses its incremental borrowing rate if the interest rate implicit in the lease cannot be readily determined.

Lease liabilities are recognized in the statement of financial position under Other financial liabilities, current or non-current.

Interest accrued on financial liabilities is recognized in the consolidated statement of income in “Financial costs”.

Principal and interest are present in the consolidated cash flow as “Payments of lease liability” and “Interest paid”, respectively, within financing cash flows.

Payments associated with short-term leases without purchase options and leases of low-value assets are recognized on a straight-line basis in profit or loss at the time of accrual. Those payments are presented within operating cash flows.

The Company analyzes the financing agreements of aircraft, mainly considering characteristics such as:

(a) That the Company initially acquired the aircraft or took an important part in the process of direct acquisition with the manufacturers.

(b) Due to the contractual conditions, it is virtually certain that the Company will execute the purchase option of the aircraft at the end of the lease term.

Since these financing agreements are “substantially purchases” and not leases, the related liability is considered as a financial debt classified under IFRS 9 and continues to be presented within the “Other financial liabilities” described in Note 18. On the other hand, the aircraft are presented in Property, Plant and Equipment, as described in Note 16, as “own aircraft”.

The Group qualifies as sale and lease transactions, operations that lead to a sale according to IFRS 15. More specifically, a sale is considered as such if there is no option to purchase the goods at the end of the lease term.

If the sale by the seller-lessee is classified as a sale in accordance with IFRS 15, the underlying asset is derecognized, and a right-of-use asset equal to the portion retained proportionally of the amount of the asset is recognized.

If the sale by the seller-lessee is not classified as a sale in accordance with IFRS 15, the transferred assets are kept in the financial statements and a financial liability equal to the sale price is recognized (received from the buyer-lessor).

The Company has applied the practical solution allowed by IFRS 16 for those contracts that meet the established requirements and that allows a lessee to choose not to evaluate if the concessions that it obtains derived from COVID-19 are a modification of the lease.

2.21. Non-current assets or disposal groups classified as held for sale

Non-current assets (or disposal groups) classified as assets held for sale are shown at the lesser of their book value and the fair value less costs to sell.

2.22. Maintenance

The costs incurred for scheduled heavy maintenance of the aircraft’s fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to the use of the aircraft expressed in terms of cycles and flight hours.

In case of aircraft include in property, plant and equipment, these maintenance cost are capitalized as Property, plant and equipment, while in the case of aircraft on right of use, a liability is accrued based on the use of the main components is recognized, since a contractual obligation with the lessor to return the aircraft on agreed terms of maintenance levels exists. These are recognized as Cost of sales.

Additionally, some contracts that comply with the definition of lease establish the obligation of the lessee to make deposits to the lessor as a guarantee of compliance with maintenance and return conditions. These deposits, often called maintenance reserves, accumulate until a major maintenance is performed. Once made, the recovery is requested to the lessor. At the end of the contract period, there is comparison between the reserves that have been paid and required return conditions, and compensation between the parties are made if applicable.

The unscheduled maintenance of aircraft and engines, as well as minor maintenance, are charged to results as incurred.

2.23. Environmental costs

Disbursements related to environmental protection are charged to results when incurred or accrue.

NOTE 3 - FINANCIAL RISK MANAGEMENT

3.1. Financial risk factors

The Company is exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The risk management of the Company aims to minimize the adverse effects of financial risks affecting the company.

(a) Market risk

Due to the nature of its operations, the Company has exposure to market factors such as: (i) fuel-price risk, (ii) exchange -rate risk (FX), and (iii) interest -rate risk.

The Company has developed policies and procedures to manage the market risk, which goal is to identify, quantify, monitor and mitigate the adverse effects of changes in market factors mentioned above.

For the foregoing, Management monitors the evolution of fuel price levels, exchange rates and interest rates, quantifies their exposures and their risk, and develops and executes hedging strategies.

(i) Fuel-price risk

Exposure:

For the execution of its operations, the Company purchases a fuel called Jet Fuel grade 54 USGC, which is subject to the fluctuations of international fuel prices.

Mitigation:

To hedge the fuel-price risk exposure, the Company operates with derivative instruments (swaps and options) whose underlying assets may be different from Jet Fuel, such as West Texas Intermediate (“WTI”) crude, Brent (“BRENT”) crude and distillate Heating Oil (“HO”), which may have a high correlation with Jet Fuel and greater liquidity.

Fuel Hedging Results:

During the period ended December 31, 2022, the Company recognized gains of US$ 18.8 million for fuel hedging net of premiums in the costs of sales for the year. During the period ended December 31, 2021, the Company recognized gains of US$ 10.1 million for fuel hedging net of premiums in the costs of sales for the year.

As of December 31, 2022, the market value of the fuel positions amounted to US$12.6 million (positive). At the end of December 2021, this market value was US$ 17.6 million (positive).

The following tables show the level of hedge for different periods:

Positions as of December 31, 2022 (*)	Maturities
	Q123	Q223	Q323	Q423	Total
Percentage of coverage over the expected volume of consumption	24%	24%	15%	5%	17%

(*)	The percentage shown in the table considers all the hedging instruments (swaps and options).

Positions as of December 31, 2021 (*)	Maturities
	Q122	Q222	Q322	Q422	Total
Percentage of coverage over the expected volume of consumption	25%	30%	17%	14%	21%

(*)	The volume shown in the table considers all the hedging instruments (swaps and options).

Sensitivity analysis

A drop in fuel price positively affects the Company through a reduction in costs. However, also negatively affects contracted positions as these are acquired to protect the Company against the risk of a rise in price. Therefore, the policy is to maintain a hedge-free percentage in order to be competitive in the event of a drop in price.

The current hedge positions are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company’s net equity.

The following table shows the sensitivity of financial instruments according to reasonable changes in the price of fuel and their effect on equity.

The calculations were made considering a parallel movement of US$ 5 per barrel in the underlying reference price curve at the end of December 2022 and the end of December 2021. The projection period was defined until the end date of the last contract in force, corresponding to the last business day of the fourth quarter 2023.

	Positions as of December 31, 2022	Positions as of December 31, 2021
Benchmark price	effect on Equity	effect on Equity
(US$ per barrel)	(MUS$)	(MUS$)
+5	+2.2	+2.7
-5	-2.3	-3.3

Given the fuel coverage structure for the year 2022, which considers a portion free of hedges, a vertical drop of 5 dollars in the JET reference price (considered as the monthly daily average), would have meant an impact of approximately US$ 123 million lower fuel cost. For the same period, a vertical rise of 5 dollars in the JET reference price (considered as the monthly daily average), would have meant an approximate impact of US$ 122.1 million in higher fuel costs.

(ii)	Foreign exchange rate risk:

Exposure:

The functional currency of the financial statements of the Parent Company is the US dollar, so that the risk of the Transactional and Conversion exchange rate arises mainly from the Company’s business, strategic and accounting operating activities that are expressed in a monetary unit other than the functional currency.

The subsidiaries of LATAM are also exposed to foreign exchange risk whose impact affects the Company’s Consolidated Income.

The largest operational exposure to LATAM’s exchange risk comes from the concentration of businesses in Brazil, which are mostly denominated in Brazilian Real (BRL), and are actively managed by the Company.

At a lower concentration, the Company is also exposed to the fluctuation of other currencies, such as: Euro, Pound sterling, Australian dollar, Colombian peso, Chilean peso, Argentine peso, Paraguayan guarani, Mexican peso, Peruvian Sol and New Zealand dollar.

Mitigation:

The Company mitigates currency risk exposures by contracting hedging or non-hedging derivative instruments or through natural hedges or execution of internal operations.

Exchange Rate Hedging Results (FX):

As of December 31, 2022, the Company recognized gains of US$ 5,2 million for FX hedging derivatives net of premiums in sales revenue for the year. At the end of December 2021, the Company did not recognize gains or losses for FX hedging derivatives.

As of December 31, 2022, the market value of hedging FX derivative positions is US$ 0,2 million (positive). As of December 31, 2022, the Company has current hedging FX derivatives for MUS$ 108. As of December 31, 2021, the Company has no current hedging FX derivatives.

During the period ended December 31, 2022, the Company recognized losses of US$ 1,8 million for FX non-hedging derivatives, net of premiums in the costs of sales for the year. As of December 31, 2022, the Company does not maintain current non-hedged FX derivatives. At the end of December 2021, the Company did not recognize gains or losses for FX non-hedging derivatives.

Sensitivity analysis:

A depreciation of the R$/US$ exchange rate, negatively affects the Company’s operating cash flows, however, also positively affects the value of the positions of derivatives contracted.

The following table shows the sensitivity of current hedging FX derivative instruments according to reasonable changes in the exchange rate and its effect on equity.

Appreciation (depreciation)	Effect on equity as of December 31, 2022	Effect on equity as of December 31, 2021
of R$/US$	(MUS$)	(MUS$)
-10%	-2.9	-
+10%	+3.0	-

As of December 31, 2022, the Company does not have currency Swap derivatives. At the end of December 2021, the Company did not have currency Swap derivatives.

Impact of Exchange rate variation in the Consolidated Income Statements (Foreign exchange gains/losses)

In the case of TAM S.A., whose functional currency is the Brazilian real, a large part of its liabilities is expressed in US dollars. Therefore, when converting financial assets and liabilities, from dollar to real, they have an impact on the result of TAM S.A., which is consolidated in the Company’s Income Statement.

In order to reduce the impact on the Company’s result caused by appreciations or depreciations of R$/US$, the Company carries out internal operations to reduce the net exposure in US$ for TAM S.A.

The following table shows the impact of the Exchange Rate variation on the Consolidated Income Statement when the R$/US$ exchange rate appreciates or depreciates by 10%:

	Effect on Income Statement	Effect on Income Statement
Appreciation (depreciation)	for the period ended December 31, 2022	for the period ended December 31, 2021
of R$/US$	(MUS$)	(MUS$)
-10%	+70.7	+51.9
+10%	-70.7	-51.9

Impact of the exchange rate variation in the Equity, from translate the subsidiaries financial statements into US Dollars (Cumulative Translate Adjustment)

Since the functional currency of TAM S.A. and Subsidiaries is the Brazilian real, the Company presents the effects of the exchange rate fluctuations in Other comprehensive income (Cumulative Translation Adjustment) by converting the Statement of financial position and Income statement of TAM S.A. and Subsidiaries from their functional currency to the U.S. dollar, which is the presentation currency of the consolidated financial statement of LATAM Airlines Group S.A. and Subsidiaries.

The following table shows the impact on the Cumulative Translation Adjustment included in Other comprehensive income recognized in Total equity in the case of an appreciation or depreciation 10% the exchange rate R$/US$:

Appreciation (depreciation)	Effect at December 31, 2022	Effect at December 31, 2021
of R$/US$	MUS$	MUS$
-10%	+98.11	+96.66
+10%	-80.28	-79.09

(iii)	Interest -rate risk:

Exposure:

The Company has exposure to fluctuations in interest rates affecting the markets future cash flows of the assets, and current and future financial liabilities.

The Company is mainly exposed to the Secured Overnight Financing Rate (“SOFR”), also to the London InterBank Offered Rate (“LIBOR”) and other less relevant interest rates such as Brazilian Interbank Certificates of Deposit (“CDI”). As the publication of LIBOR will cease by June 2023, the company has begun to migrate to the adoption of SOFR as an alternative rate, which will fully materialize with the cessation of LIBOR.

Regarding rate exposure, a portion of the company’s variable financial debt maintains exposure to the LIBOR rate. However, all these contracts will have definitive migration to the SOFR rate. This migration has been redacted within each of the existing financial debt contracts benchmarked to the LIBOR rate.

Currently, 31% of the financial debt contracts subject to variable rates maintain exposure to the LIBOR rate, and 69% of them have exposure to the SOFR rate. All of these contracts will migrate to SOFR rate since mid 2023.

Mitigation:

Currently, 52% (40% as of December 31, 2021) of the debt is fixed against fluctuations in interest rates. Of the variable debt, most of it is indexed to the reference rate based on SOFR.

To mitigate the effect of those derivatives that will be affected by the transition from LIBOR to SOFR, the Company is following the recommendations of the relevant authorities, including the Alternative Reference Rates Committee (“ARRC”) and the International Standard Derivatives Association in line with the measures generally adopted by the market for the replacement of LIBOR in debt and derivative contracts.

Rate Hedging Results:

During the period ended December 31, 2022, the Company recognized losses of US$ 7 million (negative) corresponding to the recognition for premiums paid.

As of December 31, 2022, the value of interest rate derivative positions amounted to MUS$ 8.8 (positive) corresponding to operating lease hedges in order to fix the rents upon delivery of the aircraft. As of December 31, 2021, the Company did not maintain interest rate derivative positions in force.

As of December 31, 2022, the Company recognized a decrease in the right-of-use asset upon settlement of a derivative of US$ 8.1 million associated with leased aircraft. On this same date, a lower expense for depreciation of the right-of-use asset for US$ 0,1 million (positive) is recognized. At the end of December 2021, the Company did not earn profits or losses for this same concept.

Sensitivity analysis:

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible, based on current market conditions each date.

Increase (decrease)	Positions as of December 31, 2022	Positions as of December 31, 2021
futures curve	effect on profit or loss before tax	effect on profit or loss before tax
in libor 3 months	(MUS$)	(MUS$)

+ 100 basis points	-22.64	-46.31
- 100 basis points	+22.64	+46.31

A large part of the derivatives of current rates are recorded as cash flow hedge contracts, therefore, a variation in interest rates has an impact on the market value of the derivatives, whose changes affect the equity of the entity. Society.

The calculations were made by vertically increasing (decreasing) 100 base points of the interest rate curve, both scenarios being reasonably possible according to historical market conditions.

	Positions as of December 31, 2022	Positions as of December 31, 2021
Increase (decrease)	effect on equity	effect on equity
interest rate curve	(MUS$)	(MUS$)

+100 basis points	+6.9	-
- 100 basis points	-8.2	-

The sensitivity calculation hypothesis must assume that the forward curves of interest rates will not necessarily reflect the real value of the compensation of the flows. In addition, the interest rate structure is dynamic over time.

During the periods presented, the Company has not recorded amounts for ineffectiveness in the consolidated income statement for this type of coverage.

(b)	Credit risk

Credit risk occurs when the counterparty does not meet its obligations to the Company under a specific contract or financial instrument, resulting in a loss in the market value of a financial instrument (only financial assets, not liabilities). The client portfolio as of December 31, 2022 increased by 25% when compared to the balance as of December 31, 2021, mainly due to an increase in passenger transport operations (travel agencies and corporate) that increased by 53% in its sales, mainly affecting the forms of payment credit card 58%, and cash sales 54%. In relation to the cargo business, it presented an increase in its operations of 1% compared to December 2021. In the case of clients with debt that management considered risky, the corresponding measures were taken to consider their expected credit loss. The provision at the end of December 2022 had a decrease of 17 % compared to the end of December 2021, as a result of the decrease in the portfolio due to recoveries, application of write-offs and updates of the risk matrix factors.

The Company is exposed to credit risk due to its operational activities and its financial activities, including deposits with banks and financial institutions, investments in other types of instruments, exchange rate transactions and derivatives contracts.

To reduce the credit risk related to operational activities, the Company has implemented limits to the exposure of its debtors, which are permanently monitored for the LATAM network, when deemed necessary, agencies have been blocked for cargo and passenger businesses.

(i)	Financial activities

Cash surpluses that remain after the financing of assets necessary for the operation are invested according to credit limits approved by the Company’s Board, mainly in time deposits with different financial institutions, private investment funds, short-term mutual funds, and easily-liquidated corporate and sovereign bonds with short remaining maturities. These investments are booked as Cash and cash equivalents and other current financial assets.

In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institutions (both local and international). The Company evaluates the credit standing of each counterparty and the levels of investment, based on (i) its credit rating, (ii) the equity size of the counterparty, and (iii) investment limits according to the Company’s level of liquidity. According to these three parameters, the Company chooses the most restrictive parameter of the previous three and based on this, establishes limits for operations with each counterparty.

The Company has no guarantees to mitigate this exposure.

(ii)	Operational activities

The Company has four large sales “clusters”: travel agencies, cargo agents, airlines and credit-card administrators. The first three are governed by International Air Transport Association (“IATA”), international organization comprising most of the airlines that represent over 90% of scheduled commercial traffic and one of its main objectives is to regulate the financial transactions between airlines and travel agents and cargo. When an agency or airline does not pay their debt, it is excluded from operating with IATA’s member airlines. In the case of credit-card administrators, they are fully guaranteed by 100% by the issuing institutions.

Under certain of the Company’s credit card processing agreements, the financial institutions have the right to require that the Company maintain a reserve equal to a portion of advance ticket sales that have been processed by that financial institution, but for which the Company has not yet provided the air transportation. Additionally, the financial institutions have the ability to require additional collateral reserves or withhold payments related to receivables to be collected if increased risk is perceived related to liquidity covenants in these agreements or negative balances occur.

The exposure consists of the term granted, which fluctuates between 1 and 45 days.

One of the tools the Company uses for reducing credit risk is to participate in global entities related to the industry, such as IATA, Business Sales Processing (“BSP”), Cargo Account Settlement Systems (“CASS”), IATA Clearing House (“ICH”) and banks (credit cards). These institutions fulfill the role of collectors and distributors between airlines and travel and cargo agencies. In the case of the Clearing House, it acts as an offsetting entity between airlines for the services provided between them. A reduction in term and implementation of guarantees has been achieved through these entities.

Currently the sales invoicing of TAM Linhas Aéreas S.A. related with travel agents and cargo agents for domestic transportation in Brazil is done directly by TAM Linhas Aéreas S.A.

Credit quality of financial assets

The external credit evaluation system used by the Company is provided by IATA. Internal systems are also used for particular evaluations or specific markets based on trade reports available on the local market. The internal classification system is complementary to the external one, i.e. for agencies or airlines not members of IATA, the internal demands are greater.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities of TAM Linhas Aéreas S.A. with travel agents). The bad-debt rate in the principal countries where the Company has a presence is insignificant.

(c)	Liquidity risk

Liquidity risk represents the risk that the Company does not have sufficient funds to pay its obligations.

Due to the cyclical nature of its business, the operation and investment needs, along with the need for financing, the Company requires liquid funds, defined as Cash and cash equivalents plus other short-term financial assets, to meet its payment obligations.

The balance of liquid funds, future cash generation and the ability to obtain financing, provide the Company with alternatives to meet future investment and financing commitments.

As of December 31, 2022, the balance of liquid funds is US$ 1,216 million (US $ 1,047 million as of December 31, 2021), which are invested in short-term instruments through financial entities with a high credit rating classification.

As of December 31, 2022, LATAM maintains two engaged Revolving Credit Facility for a total of US$ 1,100 million, one for an amount of US$600 million and another for an amount of US$500 million, which are fully available. These lines are secured by and subject to the availability of collateral (i.e. aircraft, engines and spare parts).

After voluntary petition for amparo of Chapter 11 Proceedings, the Company received authorization from the Bankruptcy Court for the “debtors in possession” (DIP) financing, in the form of a multi-draw term loan facility in an aggregate principal amount of up to US$ 3.2 billion divided in Tranche A, B and C (hereinafter the contract that documented such financing, the Original DIP Credit Agreement”). Initially, Tranches A and C were committed for a total of US$2.450 billion. To date, these three tranches are fully committed after the approval on October 18, 2021, of a proposal to grant financing under Tranche B of the DIP for a total of US$750 million, thus allowing LATAM to access lower financing costs in the next disbursements of the DIP financing.

On April 8, 2022, a consolidated and modified text (the “Reconsolidated and Modified DIP Credit Agreement”) of the Existing Original DIP Credit Agreement was signed, which modifies and recasts said agreement and repays the pending payment obligations under it. (that is, under its Tranches A, B and C). The total amount of the Consolidated and Modified DIP Credit Agreement was US$3.7 billion. The Revised and Amended DIP Credit Agreement included certain reductions in fees and interest compared to the DIP Credit Agreement; and contemplated an expiration date in accordance with the calendar that LATAM anticipated to emerge from the Chapter 11 Procedure.

In the context of the Company’s exit from Chapter 11, on October 12, 2022, the Amended and Restated DIP Financing Contract was repaid in full. The repayment was fully made with funds from (i) a Junior DIP Financing of approximately US$1,146Mn; (ii) a Revolving Credit Facility of US$500 million; (iii) a Term Loan B of US$ 750 million; (iv) a Bridge Loan of 5Y Notes of US$750 million; (v) a Bridge Loan of 7Y Notes of US$750million.

On October 18, 2022, the Bridge Loans were partially repaid by; (i) a Note issued from registration under U.S. Securities Act of 1933, as amended (“the “Securities Act”), pursuant to Rule 144A and Regulation S, both under the Securities Act, due in 2027 (the “5 Year Note”), with a total principal amount of US$ 450 million, and (ii) a Note issued from registration under the Securities Act pursuant to Rule 144A and Regulation A, both under the Securities Act, due in 2029 (the “7 Year Note”), with a total principal amount of US$ 700 million.

Additionally, on November 3, 2022, the repayments of outstanding balances of the Bridge Loan and the Junior DIP were finished with the funds obtained under from the Exit Financing. Starting in November 2022, the exit financing was composed of: (i) a Revolving Credit Line for an amount of US$500 million; (ii) a tranche B term loan for an amount of US$1,100 million (this is the original US$750 million, plus an incremental loan under it obtained on November 3, 2022 for an amount of US$350 million), US$450 million in senior secured notes due in 2027 and US$700 million in senior secured notes due in 2029.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2022

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans
0-E	GOLDMAN SACHS	U.S.A.	US$	32,071	122,278	323,125	1,361,595	-	1,839,069	1,100,000	Quarterly	18.46	13.38
0-E	SANTANDER	Spain	US$	19,164	55,288	-	-	-	74,452	70,951	Quarterly	7.26	7.26

Obligations with the public
97.036.000-K	SANTANDER	Chile	UF	-	3,136	6,271	6,271	178,736	194,414	156,783	To the expiration	2.00	2.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	-	152,531	307,625	757,625	887,250	2,105,031	1,150,000	To the expiration	15.00	13.38
97.036.000-K	SANTANDER	Chile	US$	-	-	-	-	6	6	3	To the expiration	1.00	1.00

Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	6,692	14,705	39,215	39,215	138,345	238,172	184,198	Quarterly	5.76	5.76
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	3,839	13,465	45,564	43,444	75,505	181,817	141,605	Quartely/Monthly	8.20	8.20

Other guaranteed obligation
0-E	EXIM BANK	U.S.A.	US$	394	1,171	12,119	21,111	60,857	95,652	86,612	Quarterly	2.01	1.78
0-E	MUFG	U.S.A.	US$	13,091	38,914	69,916	-	-	121,921	112,388	Quarterly	6.23	6.23
0-E	CREDIT AGRICOLE	France	US$	5,769	31,478	70,890	267,615	-	375,752	275,000	To the expiration	8.24	8.24

Financial lease
0-E	CITIBANK	U.S.A.	US$	6,995	5,844	-	-	-	12,839	12,514	Quarterly	6.19	5.47
0-E	BNP PARIBAS	U.S.A.	US$	6,978	20,662	1,543	-	-	29,183	28,165	Quarterly	5.99	5.39
0-E	NATIXIS	France	US$	9,864	29,468	75,525	70,787	129,582	315,226	239,138	Quarterly	6.44	6.44
0-E	US BANK	U.S.A.	US$	18,072	54,088	86,076	-	-	158,236	152,693	Quarterly	4.06	2.85
0-E	PK AIRFINANCE	U.S.A.	US$	1,749	5,165	6,665	-	-	13,579	12,590	Quarterly	5.97	5.97
0-E	EXIM BANK	U.S.A.	US$	3,176	9,681	137,930	193,551	157,978	502,316	446,509	Quarterly	3.58	2.79
0-E	BANK OF UTAH	U.S.A.	US$	5,878	17,651	47,306	50,649	145,184	266,668	182,237	Monthly	10.45	10.45

Others loans
0-E	OTHERS (*)		US$	2,028	-	-	-	-	2,028	2,028	To the expiration	-	-
	TOTAL			135,760	575,525	1,229,770	2,811,863	1,773,443	6,526,361	4,353,414

(*)	Obligation with creditors for executed letters of credit.

1	Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2022
Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than
				Up to	90 days	one to	three to	More than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial leases
0-E	NATIXIS	France	US$	510	1,530	4,080	4,080	7,846	18,046	18,046	Semiannual/Quarterly	7.23	7.23

Bank loans
0-E	MERRIL LYNCH CREDIT PRODUCTS LLC	Brazil	BRL	304,549	-	-	-	-	304,549	304,549	Monthly	3.95	3.95
	TOTAL			305,059	1,530	4,080	4,080	7,846	322,595	322,595

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2022

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than	More
				Up to	90 days	one to	three to	than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Lease Liability
	AIRCRAFT	OTHERS	US$	80,602	250,297	845,215	776,431	1,094,935	3,047,480	2,134,968	-	-	-
	OTHER ASSETS	OTHERS	US$	1,727	8,080	20,641	6,251	1,763	38,462	35,157	-	-	-
			CLP	20	34	69	-	-	123	111	-	-	-
			UF	574	1,568	3,007	2,515	6,273	13,937	11,703	-	-	-
			COP	76	227	301	-	-	604	518	-	-	-
			EUR	84	253	246	24	-	607	571	-	-	-
			BRL	2,064	6,192	14,851	12,491	28,625	64,223	33,425
Trade and other accounts payables
-	OTHERS	OTHERS	US$	80,557	35,542	-	-	-	116,099	116,099	-	-	-
			CLP	168,393	1,231	-	-	-	169,624	169,624	-	-	-
			BRL	370,772	5,242	-	-	-	376,014	376,014	-	-	-
			Other currency	583,118	3,935	-	-	-	587,053	587,053	-	-	-
Accounts payable to related parties currents
Foreign	Inversora Aeronáutica Argentina S.A.	Argentina	US$	5	-	-	-	-	5	5	-	-	-
Foreign	Patagonia Seafarms INC	U.S.A	CLP	7	-	-	-	-	7	7	-	-	-
	Total			1,287,999	312,601	884,330	797,712	1,131,596	4,414,238	3,465,255
	Total consolidated			1,728,818	889,656	2,118,180	3,613,655	2,912,885	11,263,194	8,141,264

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2021

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.018.000-1	CITIBANK	Chile	US$	115,350	-	-	-	-	115,350	114,000	At Expiration	2.96	2.96
97.030.000-7	ITAU	Chile	US$	20,140	-	-	-	-	20,140	20,000	At Expiration	4.20	4.20
0-E	HSBC	Chile	US$	12,123	-	-	-	-	12,123	12,000	At Expiration	4.15	4.15

Bank loans
97.023.000-9	CORPBANCA	Chile	UF	10,236	-	-	-	-	10,236	10,106	Quarterly	3.35	3.35
0-E	SANTANDER	Spain	US$	751	2,604	106,939	-	-	110,294	106,427	Quarterly	2.80	2.80
0-E	CITIBANK	U.S.A.	UF	60,935	-	-	-	-	60,935	60,935	At Expiration	3.10	3.10

Obligations with the public
97.030.000-7	BANCO ESTADO	Chile	UF	36,171	179,601	31,461	31,461	369,537	648,231	502,897	At Expiration	4.81	4.81
0-E	BANK OF NEW YORK	U.S.A.	US$	184,188	104,125	884,188	856,000	-	2,028,501	1,500,000	At Expiration	7.16	6.94

Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	17,182	19,425	40,087	41,862	95,475	214,031	198,475	Quarterly	1.48	1.48
0-E	MUFG	U.S.A.	US$	29,652	17,921	36,660	37,829	55,297	177,359	166,712	Quarterly	1.64	1.64
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	933	4,990	29,851	36,337	89,263	161,374	144,358	Quarterly / Monthly	3.17	1.60

Other guaranteed obligation
0-E	CREDIT AGRICOLE	France	US$	273,199	-	-	-	-	273,199	273,199	At Expiration	1.82	1.82
0-E	MUFG	U.S.A.	US$	8,150	46,746	94,062	14,757	-	163,715	156,933	Quarterly	1.72	1.72
0-E	CITIBANK	U.S.A.	US$	613,419	-	-	-	-	613,419	600,000	At Expiration	2.00	2.00
0-E	BANK OF UTAH	U.S.A.	US$	-	1,858,051	-	-	-	1,858,051	1,644,876	At Expiration	22.71	12.97
0-E	EXIM BANK	U.S.A.	US$	271	1,173	3,375	10,546	55,957	71,322	62,890	Quarterly	1.84	1.84

Financial lease
0-E	CREDIT AGRICOLE	France	US$	699	1,387	-	-	-	2,086	2,052	Quarterly	3.68	3.23
0-E	CITIBANK	U.S.A.	US$	19,268	59,522	5,721	-	-	84,511	83,985	Quarterly	1.37	0.79
0-E	BNP PARIBAS	U.S.A.	US$	7,351	26,519	21,685	-	-	55,555	54,918	Quarterly	1.56	0.96
0-E	NATIXIS	France	US$	5,929	34,328	59,574	59,930	130,131	289,892	261,458	Quarterly	2.09	2.09
0-E	US BANK	U.S.A.	US$	18,158	72,424	133,592	6,573	-	230,747	219,667	Quarterly	4.03	2.84
0-E	PK AIRFINANCE	U.S.A.	US$	853	5,763	10,913	-	-	17,529	16,851	Quarterly	1.88	1.88
0-E	EXIM BANK	U.S.A.	US$	2,758	11,040	61,167	249,466	269,087	593,518	533,127	Quarterly	2.88	2.03

Others loans
0-E	OTHERS (*)		US$	55,819	-	-	-	-	55,819	55,819	At Expiration	-	-
	TOTAL			1,493,535	2,445,619	1,519,275	1,344,761	1,064,747	7,867,937	6,801,685

(*)	Obligation with creditors for executed letters of credit.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2021

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than	More
				Up to	90 days	one to	three to	than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	NCM	Netherlands	US$	990	-	-	-	-	990	943	Monthly	6.01	6.01
0-E	MERRIL LYNCH CREDIT PRODUCTS LLC	U.S.A.	BRL	185,833	-	-	-	-	185,833	185,833	Monthly	3.95	3.95
0-E	BANCO BRADESCO	Brazil	BRL	74,661	-	-	-	-	74,661	74,661	Monthly	4.33	4.33

Financial leases
0-E	NATIXIS	France	US$	486	2,235	4,080	11,076	-	17,877	17,326	Quarterly	2.74	2.74
0-E	GA TELESIS LLC	U.S.A.	US$	762	2,706	4,675	4,646	5,077	17,866	10,999	Monthly	14.72	14.72

Others Loans

0-E	Deustche Bank (*)	Brazil	US$	20,689	-	-	-	-	20,689	20,689	At Expiration	-	-
	TOTAL			283,421	4,941	8,755	15,722	5,077	317,916	310,451

(*)	Obligation with creditors for executed letters of credit

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2021

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Up to	More than 90 days	More than one to	More than three to	More than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Lease Liability
-	AIRCRAFT	OTHERS	US$	694,568	469,568	767,629	811,843	778,613	3,522,221	2,883,657	-	-	-
-	OTHER ASSETS	OTHERS	US$	9,859	11,820	22,433	23,365	8,651	76,128	73,615	-	-	-
			UF	1,759	982	245	76	231	3,293	2,621	-	-	-
			COP	2	7	35	-	-	44	42	-	-	-
			EUR	198	112	293	-	-	603	599	-	-	-
			PEN	4	7	97	-	-	108	103	-	-	-
Trade and other accounts payables
-	OTHERS	OTHERS	US$	644,743	165,085	-	-	-	809,828	809,828	-	-	-
			CLP	214,224	4,912	-	-	-	219,136	219,136	-	-	-
			BRL	365,486	5,258	-	-	-	370,744	370,744	-	-	-
			Other currency	542,304	3,719	-	-	-	546,023	546,023	-	-	-
Accounts payable to related parties currents (*)
Foreign	Inversora Aeronáutica Argentina S.A.	Argentina	US$	-	5	-	-	-	5	5	-	-	-
Foreign	Delta Airlines	U.S.A	US$	-	2,268	-	-	-	2,268	2,268	-	-	-
Foreign	Patagonia Seafarms INC	U.S.A	US$	-	7	-	-	-	7	7	-	-	-
81.062.300-4	Costa Verde Aeronautica S.A.	Chile	US$	-	175,819	-	-	-	175,819	175,819	-	-	-
Foreign	QA Investments Ltd	Jersey Channel Islands	US$	-	219,774	-	-	-	219,774	219,774	-	-	-
Foreign	QA Investments 2 Ltd	Jersey Channel Islands	US$	-	219,774	-	-	-	219,774	219,774	-	-	-
Foreign	Lozuy S.A.	Uruguay	US$	-	43,955	-	-	-	43,955	43,955	-	-	-
	Total			2,473,147	1,323,072	790,732	835,284	787,495	6,209,730	5,567,970
	Total consolidated			4,250,103	3,773,632	2,318,762	2,195,767	1,857,319	14,395,583	12,680,106

(*)	Trade and other accounts payables include claims resulting from Chapter 11 negotiation and are subject to settlement in accordance with the Reorganization plan.

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions.

As of December 31, 2022, the Company maintains guarantees for US$7.5 million corresponding to derivative transactions. The increase is due to: i) Increase in the number of hedging contracts and ii) changes in fuel prices, exchange rates and interest rates. At the end of 2021, the Company had guarantees for US$ 5.5 million corresponding to derivative transactions.

3.2. Capital risk management

The objectives of the Company, in relation to capital management are: (i) to meet the minimum equity requirements and (ii) to maintain an optimal capital structure.

The Company monitors contractual obligations and regulatory requirements in the different countries where the group’s companies are domiciled to ensure faithful compliance with the minimum equity requirement, the most restrictive limit of which is to maintain positive liquid equity.

Additionally, the Company periodically monitors the short and long term cash flow projections to ensure that it has sufficient cash generation alternatives to meet future investment and financing commitments.

The international credit rating of the Company is the result of the ability to meet long-term financial commitments. As of December 31, 2022, The Company has a national rating of BBB- by Fitch, a rating of B- by Standard & Poor’s, and a preliminary rating at the exit of the Chapter 11 process of B2 with a stable outlook by Moody’s.

3.3. Estimates of fair value.

At December 31, 2022, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:

1. Derivative financial instruments:

This category includes the following instruments:

-	Interest rate derivative contracts,

-	Fuel derivative contracts,

-	Currency derivative contracts.

2. Financial Investments:

This category includes the following instruments:

-	Investments in short-term Mutual Funds (cash equivalent)

-	Private investment funds.

The Company has classified the fair value measurement using a hierarchy that reflects the level of information used in the assessment. This hierarchy consists of 3 levels (I) fair value based on quoted prices in active markets for identical assets or liabilities, (II) fair value calculated through valuation methods based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) and (III) fair value based on inputs for the asset or liability that are not based on observable market data.

The fair value of financial instruments traded in active markets, such as investments acquired for trading, is based on quoted market prices at the close of the period using the current price of the buyer. The fair value of financial assets not traded in active markets (derivative contracts) is determined using valuation techniques that maximize use of available market information. Valuation techniques generally used by the Company are quoted market prices of similar instruments and / or estimating the present value of future cash flows using forward price curves of the market at period end.

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

	As of December 31, 2022				As of December 31, 2021
		Fair value measurements using values considered as				Fair value measurements using values considered as
	Fair value	Level I	Level II	Level III	Fair value	Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Cash and cash equivalents	95,452	95,452	-	-	26,025	26,025	-	-
Short-term mutual funds	95,452	95,452	-	-	26,025	26,025	-	-

Other financial assets, current	21,878	277	21,601	-	17,988	347	17,641	-
Fair value interest rate derivatives	8,816	-	8,816	-	-	-	-	-
Fair value of fuel derivatives	12,594	-	12,594	-	17,641	-	17,641	-
Fair value of foreign currency derivative	191	-	191	-	-	-	-	-
Private investment funds	277	277	-	-	347	347	-	-

Liabilities

Other financial liabilities, current	-	-	-	-	5,671	-	5,671	-
Fair value of interest rate derivatives	-	-	-	-	2,734	-	2,734	-
Currency derivative not registered as hedge accounting	-	-	-	-	2,937	-	2,937	-

Additionally, at December 31, 2022, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of December 31, 2022		As of December 31, 2021
	Book value	Fair value	Book value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,121,223	1,121,223	1,020,810	1,020,810
Cash on hand	2,248	2,248	2,120	2,120
Bank balance	480,566	480,566	558,078	558,078
Overnight	259,129	259,129	386,034	386,034
Time deposits	379,280	379,280	74,578	74,578
Other financial assets, current	481,637	481,637	83,150	83,150
Other financial assets	481,637	481,637	83,150	83,150
Trade debtors, other accounts receivable and Current accounts receivable	1,008,109	1,008,109	881,770	881,770
Accounts receivable from entities related, current	19,523	19,523	724	724
Other financial assets, not current	15,517	15,517	15,622	15,622
Accounts receivable, non-current	12,743	12,743	12,201	12,201

Other current financial liabilities	802,841	824,167	4,447,780	4,339,370
Accounts payable for trade and other accounts payable, current	1,627,992	1,627,992	4,839,251	4,839,251
Accounts payable to entities related, current	12	12	661,602	662,345
Other financial liabilities, not current	5,979,039	5,533,131	5,948,702	5,467,594
Accounts payable, not current	326,284	326,284	472,426	472,426

The book values of accounts receivable and payable are assumed to approximate their fair values, due to their short-term nature. In the case of cash on hand, bank balances, overnight, time deposits and accounts payable, non-current, fair value approximates their carrying values.

The fair value of other financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate for similar financial instruments (Level II). In the case of Other financial assets, the valuation was performed according to market prices at period end. The book value of Other financial liabilities, current or non-current, do not include lease liabilities.

NOTE 4 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and record some of the assets, liabilities, income, expenses and commitments. Basically, these estimates refer to:

(a) Evaluation of possible losses due to impairment of intangible assets with indefinite useful life

Management conducts an impairment test annually or more frequently if events or changes in circumstances indicate potential impairment. An impairment loss is recognized for the amount by which the carrying amount of the cash generating unit (CGU) exceeds its recoverable amount.

Management’s value-in-use calculations included significant judgments and assumptions relating to revenue growth rates, exchange rates, discount rates, inflation rates, fuel price. The estimation of these assumptions requires significant judgment by management as these variables are inherently uncertain; however, the assumptions used are consistent with the Company’s forecasts approved by management. Therefore, management evaluates and updates the estimates as necessary in light of conditions that affect these variables. The main assumptions used as well as the corresponding sensitivity analyses are shown in Note 15.

(b) Useful life, residual value, and impairment of property, plant, and equipment

The depreciation of assets is calculated based on a straight-line basis, except for certain technical components depreciated on cycles and hours flown. These useful lives are reviewed on an annual basis according to the Company’s future economic benefits associated with them.

Changes in circumstances such as: technological advances, business model, planned use of assets or capital strategy may result in a useful life different from what has been estimated. When it is determined that the useful life of property, plant, and equipment must be reduced, as may occur in line with changes in planned usage of assets, the difference between the net book value and estimated recoverable value is depreciated, in accordance with the revised remaining useful life.

The residual values are estimated according to the market value that the assets will have at the end of their life. The residual value and useful life of the assets are reviewed, and adjusted if necessary, once a year. When the value of an asset is greater than its estimated recoverable amount, its value is immediately reduced to its recoverable amount.

The Company has concluded that the Properties, Plant and Equipment cannot generate cash inflows to a large extent independent of other assets, therefore the impairment assessment is made as an integral part of the only Cash Generating Unit maintained by the Company, Air Transport. The Company checks when there are signs of impairment, whether the assets have suffered any impairment losses at the Cash Generated Unit level.

(c) Recoverability of deferred tax assets

Management records deferred taxes on the temporary differences that arise between the tax bases of assets and liabilities and their amounts in the financial statements. Deferred tax assets on tax losses are recognized to the extent that it is probable that future tax benefits will be available to offset temporary differences.

The Company applies significant judgment in evaluating the recoverability of deferred tax assets. In determining the amounts of the deferred tax asset to be accounted for, management considers tax planning strategies, historical profitability, projected future taxable income (considering assumptions such as: growth rate, exchange rate, discount rate and fuel price consistent with those used in the impairment analysis of the group’s cash-generating unit) and the expected timing of reversals of existing temporary differences.

(d) Air tickets sold that will not be finally used.

The Company records the sale of airline tickets as deferred income. Ordinary revenue from the sale of tickets is recognized in the income statement when the passenger transport service is provided or expires due to non-use. The Company evaluates on a monthly basis the probability of expiration of the air tickets, with return clauses, based on the history of use of the air tickets. A change in this probability could have an impact on revenue in the year in which the change occurs and in future years.

As of December 31, 2022, deferred income associated with air tickets sold amounts to ThUS$1,574,145 (ThUS$1,126,371 as of December 31, 2021). A hypothetical change of one percentage point in the behavior of the passenger regarding the use would translate into an impact of up to ThUS$7,453 per month.

(e) Valuation of miles and points awarded to holders of loyalty programs, pending use.

As of December 31, 2022, the deferred income associated with the LATAM Pass loyalty program amounts to ThUS$1,120,565 (ThUS$1,285,732 as of December 31, 2021). A hypothetical change of one percentage point in the exchange probability would translate into a cumulative impact of ThUS$29,571 in the results of 2022 (ThUS$27,151 in 2021). Deferred income associated with the LATAM Pass Brasil loyalty program (See Note 21) amounts to ThUS$140,486 as of December 31, 2022 (ThUS$192,381 as of December 31, 2021). A hypothetical change of two percentage points in the probability of exchange would translate into a cumulative impact of ThUS$7,453 in the results of 2022 (ThUS$5,100 in 2021).

Management used statistical models to estimate the miles and points awarded that will not be redeemed by the program’s members (breakage) which involved significant judgments and assumptions relating to the historical redemption and expiration activity and forecasted redemption and expiration patterns.

The management in conjunction with an external specialist developed a predictive model of non-use miles or points, which allows to generate non-use rates on the basis of historical information, based on behavior of the accumulation, use and expiration of the miles or points.

(f) The need to establish a provision and its valuation

In the case of known contingencies, the Company records a provision when it has a present obligation, whether legal or constructive, as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the obligation amount can be made. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events, the likelihood of loss being incurred and when determining whether a reliable estimate of the loss can be made. The Company assesses its liabilities and contingencies based upon the best information available, uses the knowledge, experience and professional judgment to the specific characteristics of the known risks. This process facilitates the early assessment and quantification of potential risks in individual cases or in the development of contingent matters. If we are unable to reliably estimate the obligation or conclude no loss is probable but it is reasonably possible that a loss may be incurred, no provision is recorded but the contingency is disclosed in the notes to the consolidated financial statements.

The Company recognizes the present obligation under an onerous contract as a provision when a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received from it.

(g) Leases

During 2022, as a result of the arrival of new aircraft and the significant change in the flows of many current contracts, the Company evaluated the relevance in the current scenario of continuing to use the implicit rate, a methodology used in recent years, or whether it should in instead use a different approximation for calculating the rate. It was concluded that the implicit rate was not being able to reflect the economic environment in which the company operates, therefore it was not accurately representing the Company’s indebtedness conditions. Because of this, all new contracts entered into during 2022 and all contracts that were modified during 2022 used the incremental rate. Existing contracts that remained unchanged continued using the original implicit discount rate.

(i) Discount rate

The discount rates used to calculate the aircraft lease debt correspond to: (i) For aircraft that did not have contractual changes associated with the exit from Chapter 11, the rate used was the implicit rate of the contract, this is the discount rate that results from the aggregate present value of the minimum lease payments and the unguaranteed residual value, and (ii) For aircraft that had contractual changes associated with exit from Chapter 11, the rate used was the incremental rate, this discount rate was calculated considering our recent aircraft debt negotiations, as well as publicly available data for instruments with similar characteristics when calculating our incremental borrowing rates.

For assets other than aircraft, the estimated lessee’s incremental borrowing rate, which is derived from information available at the lease inception date, was used to determine the present value of the lease payments. We consider our recent debt issuances as well as publicly available data for instruments with similar characteristics when calculating our incremental borrowing ratios.

A decrease of one percentage point in our estimate of the rates used to determine the lease liabilities of new and modified fleet contracts booked as of December 31, 2022 would increase the lease liability by approximately US$82 million.

(ii) Lease term

In determining the lease term, all facts and circumstances that create an economic incentive to exercise an extension option are considered. Extension options (or periods after termination options) are only included in the lease term if it is reasonably certain that the lease will be extended (or not terminated). This is reviewed if a significant event or significant change in circumstances occurs that affects this assessment and is within the lessee’s control.

These estimates are made based on the best information available on the events analyzed.

In any case, it is possible that events that may take place in the future make it necessary to modify them in future periods, which would be done prospectively.

NOTE 5 - SEGMENT INFORMATION

As of December 31, 2022, the Company considers that it has a single operating segment, Air Transport. This segment corresponds to the route network for air transport and is based on the way in which the business is managed, according to the centralized nature of its operations, the ability to open and close routes, as well as reassignment (airplanes, crew, personnel, etc.) within the network, which implies a functional interrelation between all of them, making them inseparable. This segment definition is one of the most common in the worldwide airline industry.

The Company’s revenues by geographic area are as follows:

	For the year ended At December 31,
	2022	2021
	ThUS$	ThUS$
Peru	858,957	503,616
Argentina	206,856	75,513
U.S.A.	1,058,107	577,970
Europe	768,980	376,857
Colombia	540,231	368,474
Brazil	3,724,466	1,664,523
Ecuador	248,454	162,959
Chile	1,514,645	794,122
Asia Pacific and rest of Latin America	441,825	359,981
Income from ordinary activities	9,362,521	4,884,015
Other operating income	154,286	227,331

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.

The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Cash on hand	2,248	2,120
Bank balances	480,566	558,078
Overnight	259,129	386,034
Total Cash	741,943	946,232
Cash equivalents
Time deposits	379,280	74,578
Mutual funds	95,452	26,025
Total cash equivalents	474,732	100,603
Total cash and cash equivalents	1,216,675	1,046,835

Cash and cash equivalents are denominated in the following currencies:

Currency	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Argentine peso	10,711	7,148
Brazilian real	193,289	89,083
Chilean peso	17,643	9,800
Colombian peso	22,607	13,535
Euro	19,361	7,099
US Dollar	906,666	886,627
Other currencies	46,398	33,543
Total	1,216,675	1,046,835

NOTE 7 - FINANCIAL INSTRUMENTS

Financial instruments by category

As of December 31, 2022

Assets	Measured at amortized cost	At fair value with changes in results	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,121,223	95,452	-	1,216,675
Other financial assets, current (*)	481,637	277	21,601	503,515
Trade and others accounts receivable, current	1,008,109	-	-	1,008,109
Accounts receivable from related entities, current	19,523	-	-	19,523
Other financial assets, non current	15,517	-	-	15,517
Accounts receivable, non current	12,743	-	-	12,743
Total	2,658,752	95,729	21,601	2,776,082

Liabilities	Measured at amortized cost	At fair value with changes in results	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Other financial liabilities, current	802,841	-	-	802,841
Trade and others accounts payable, current	1,627,992	-	-	1,627,992
Accounts payable to related entities, current	12	-	-	12
Other financial liabilities, non-current	5,979,039	-	-	5,979,039
Accounts payable, non-current	326,284	-	-	326,284
Total	8,736,168	-	-	8,736,168

(*)	The amount presented as at fair value with changes in the results corresponds mainly to private investment funds. The amount presented as measured at amortized cost relates to ThUS$340,008 of funds delivered as restricted advances (as described in Note 11) and guarantees.

As of December 31, 2021

Assets	Measured at amortized cost	At fair value with changes in results	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,020,810	26,025	-	1,046,835
Other financial assets, current (*)	83,150	347	17,641	101,138
Trade and others accounts receivable, current	881,770	-	-	881,770
Accounts receivable from related entities, current	724	-	-	724
Other financial assets, non current	15,622	-	-	15,622
Accounts receivable, non current	12,201	-	-	12,201
Total	2,014,277	26,372	17,641	2,058,290

Liabilities	Measured at amortized cost	At fair value with changes in results	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Other financial liabilities, current	4,447,780	2,937	2,734	4,453,451
Trade and others accounts payable, current	4,839,251	-	-	4,839,251
Accounts payable to related entities, current	661,602	-	-	661,602
Other financial liabilities, non-current	5,948,702	-	-	5,948,702
Accounts payable, non-current	472,426	-	-	472,426
Total	16,369,761	2,937	2,734	16,375,432

(*)	The amount presented as at fair value with changes in results corresponds mainly to private investment funds. The amount presented as measured at amortized cost relates to guarantees.

NOTE 8 - TRADE AND OTHER ACCOUNTS RECEIVABLE CURRENT, AND NON- CURRENT ACCOUNTS RECEIVABLE

	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Trade accounts receivable	952,625	765,050
Other accounts receivable	135,459	209,925
Total trade and other accounts receivable	1,088,084	974,975
Less: Expected credit loss	(67,232)	(81,004)
Total net trade and accounts receivable	1,020,852	893,971
Less: non-current portion – accounts receivable	(12,743)	(12,201)
Trade and other accounts receivable, current	1,008,109	881,770

The fair value of trade and other accounts receivable does not differ significantly from the book value.

To determine the expected credit losses, the Company groups accounts receivable for passenger and cargo transportation depending on the characteristics of shared credit risk and maturity.

	As of December 31, 2022			As December 31, 2021
Portfolio maturity	Expected loss rate (1)	Gross book value (2)	Impairment loss Provision	Expected loss rate (1)	Gross book value (2)	Impairment loss Provision
	%	ThUS$	ThUS$	%	ThUS$	ThUS$
Up to date	1%	745,334	(8,749)	2%	570,307	(8,806)
From 1 to 90 days	3%	142,780	(3,758)	10%	116,613	(11,840)
From 91 to 180 days	15%	8,622	(1,297)	31%	11,376	(3,567)
From 181 to 360 days	79%	8,269	(6,565)	72%	3,864	(2,766)
more of 360 days	98%	47,620	(46,863)	86%	62,890	(54,025)
Total		952,625	(67,232)		765,050	(81,004)

(1)	Corresponds to the consolidated expected rate of accounts receivable.
(2)	The gross book value represents the maximum credit risk value of trade accounts receivables.

Currency balances composition of Trade and other accounts receivable and non-current accounts receivable are as follow:

Currency	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Argentine Peso	25,559	7,282
Brazilian Real	389,451	352,027
Chilean Peso	36,626	53,488
Colombian Peso	6,779	5,657
Euro	12,506	24,548
US Dollar	510,916	429,091
Korean Won	6,337	844
Mexican Peso	1,536	2,428
Australian Dollar	9,808	62
Pound Sterling	9,149	13,105
Uruguayan Peso (New)	45	860
Swiss Franc	2,621	361
Japanese Yen	2,802	106
Swedish crown	223	490
Other Currencies	6,494	3,622
Total	1,020,852	893,971

The movements of the provision for impairment losses of the Trade Debtors and other accounts receivable are as follows:

Periods	Opening balance	Write-offs	(Increase) Decrease	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2021	(122,193)	26,435	14,754	(81,004)
From January 1 to December 31, 2022	(81,004)	5,966	7,806	(67,232)

Once pre-judicial and judicial collection efforts are exhausted, the assets are written off against the allowance. The Company only uses the allowance method rather than direct write-off, to ensure control.

The historical and current renegotiations are not significant, and the policy is to analyze case by case to classify them according to the existence of risk, determining they need to be reclassified to pre-judicial collection accounts.

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above.

	As of December 31, 2022			As of December 31, 2021
	Gross exposure according to balance	Gross impaired exposure	Exposure net of risk concentrations	Gross exposure according to balance	Gross Impaired exposure	Exposure net of risk concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade accounts receivable	952,625	(67,232)	885,393	765,050	(81,004)	684,046
Other accounts receivable	135,459	-	135,459	209,925	-	209,925

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

(a) Accounts Receivable

Tax No.	Related party	Relationship	Country of origin	Currency	As of December 31, 2022	As of December 31, 2021
					ThUS$	ThUS$
Foreign	Qatar Airways	Indirect shareholder	Qatar	US$	257	703
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Common shareholder	Brazil	BRL	-	2
Foreign	Delta Air Lines Inc.	Shareholder	U.S.A.	US$	19,228	-
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	CLP	-	6
76.335.600-0	Parque de Chile S.A.	Related director	Chile	CLP	2	2
96.989.370-3	Rio Dulce S.A.	Related director	Chile	CLP	1	4
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	CLP	35	7
	Total current assets				19,523	724

(b) Current accounts payable

					Current liabilities
Tax No.	Related party	Relationship	Country of origin	Currency	As of December 31, 2022	As of December 31, 2021
					ThUS$	ThUS$
Foreign	Delta Airlines, Inc.	Shareholder	U.S.A.	US$	-	2,268
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	US$	5	5
Foreign	Patagonia Seafarms INC	Related director	U.S.A.	US$	7	7
81.062.300-4	Costa Verde Aeronautica S.A. (*)	Shareholder	Chile	US$	-	175,819
Foreign	QA Investments Ltd (*)	Common shareholder	U.K.	US$	-	219,774
Foreign	QA Investments 2 Ltd (*)	Common shareholder	U.K.	US$	-	219,774
Foreign	Lozuy S.A. (*)	Common shareholder	Uruguay	US$	-	43,955
	Total current and non current liabilities				12	661,602

(*)	corresponds to drawdowns tranche C of the DIP loan (See note 3.1c)

Transactions between related parties have been carried out on arm’s length conditions between interested and duly-informed parties. The transaction terms for the Liabilities of the period 2022 correspond from 30 days to 1 year of maturity, and the nature of the settlement of transactions are monetary.

NOTE 10 - INVENTORIES

The composition of Inventories is as follows:

	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Technical stock (*)	438,717	250,327
Non-technical stock (**)	39,072	37,010
Total	477,789	287,337

(*)	Correspond to spare parts and materials that will be used in own maintenance services as well as those of third parties.

(**)	Consumption of on-board services, uniforms and other indirect materials

These are valued at their average acquisition cost net of their obsolescence provision according to the following detail:

	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Provision for obsolescence Technical stock	49,981	64,455
Provision for obsolescence Non-technical stock	5,823	5,785
Total	55,804	70,240

The resulting amounts do not exceed the respective net realization values.

As of December 31, 2022, the Company registered ThUS$ 148,790 (ThUS$ 47,362 as of December 31, 2021) in results, mainly related to on-board consumption and maintenance, which is part of the Cost of sales.

NOTE 11 - OTHER FINANCIAL ASSETS

(a) The composition of other financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of December 31, 2022	As of December 31, 2021	As of December 31, 2022	As of December 31, 2021	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
(a) Other financial assets

Private investment funds	277	347	-	-	277	347
Deposits in guarantee (aircraft)	22,340	7,189	1,273	2,758	23,613	9,947
Guarantees for margins of derivatives	7,460	5,451	-	-	7,460	5,451
Other investments	-	-	493	493	493	493
Domestic and foreign bonds	-	1,290	-	-	-	1,290
Guaranteed debt advances Chapter 11 (*)	340,008	-	-	-	340,008	-
Other guarantees given	111,829	69,220	13,751	12,371	125,580	81,591
Subtotal of other financial assets	481,914	83,497	15,517	15,622	497,431	99,119

(b) Hedging derivative asset

Fair value of interest rate derivatives	8,816	-	-	-	8,816	-
Fair value of foreign currency derivatives	191	-	-	-	191	-
Fair value of fuel price derivatives	12,594	17,641	-	-	12,594	17,641
Subtotal of derivative assets	21,601	17,641	-	-	21,601	17,641
Total Other Financial Assets	503,515	101,138	15,517	15,622	519,032	116,760

(*)	As of December 31, 2022, there are ThUS$340,008 of funds delivered to an agent as restricted advances, the purpose of which is to settle the claims pending resolution existing at the exit of the Chapter 11 process. See claims in force at the end of the period in Note 34b.

The different derivative hedging contracts maintained by the Company at the end of each fiscal year are described in Note 18.

(b) The balances composition by currencies of the Other financial assets are as follows:

Type of currency	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Argentine peso	5	16
Brazilian real	336,676	9,775
Chilean peso	5,847	4,502
Colombian peso	1,716	1,727
Euro	6,791	4,104
U.S.A dollar	165,457	93,247
Other currencies	2,540	3,389
Total	519,032	116,760

NOTE 12 - OTHER NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Current assets		Non-current assets		Total Assets
	As of December 31, 2022	As of December 31, 2021	As of December 31, 2022	As of December 31, 2021	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
(a) Advance payments
Aircraft insurance and other	27,122	12,331	-	-	27,122	12,331
Others	13,039	11,404	1,733	2,002	14,772	13,406
Subtotal advance payments	40,161	23,735	1,733	2,002	41,894	25,737

(b) Contract assets (1)
GDS costs	9,530	6,439	-	-	9,530	6,439
Credit card commissions	26,124	10,550	-	-	26,124	10,550
Travel agencies commissions	12,912	8,091	-	-	12,912	8,091
Subtotal advance payments	48,566	25,080	-	-	48,566	25,080
(c) Other assets
Sales tax	100,665	57,634	27,962	33,212	128,627	90,846
Other taxes	1,688	1,661	-	-	1,688	1,661
Contributions to the International Aeronautical Telecommunications Society (“SITA”)	258	258	739	739	997	997
Contributions to Universal Air Travel Plan “UATP”	-	-	40	20	40	20
Judicial deposits	26	-	117,904	89,459	117,930	89,459
Subtotal other assets	102,637	59,553	146,645	123,430	249,282	182,983
Total Other Non - Financial Assets	191,364	108,368	148,378	125,432	339,742	233,800

(1) Movement of Contracts assets:

	Initial balance	Activation	Cumulative translation adjustment	Amortization	Final balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2021	15,476	67,647	(6,680)	(51,363)	25,080
From January 1 to December 31, 2022	25,080	302,290	(37,145)	(241,658)	48,567

NOTE 13 - NON-CURRENT ASSETS AND DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

Non-current assets and disposal group classified as held for sale at December 31, 2022 and December 31, 2021, are detailed below:

	As of	As of
	December 31,	December 31,
	2022	2021
	ThUS$	ThUS$
Current assets
Aircraft	64,483	99,694
Engines and rotables	21,552	46,724
Other assets	381	374
Total	86,416	146,792

The balances are presented at the lower of book value and fair value less cost to sell. The fair value of these assets was determined based on quoted prices in active markets for similar assets or liabilities. This is a level II measurement as per the fair value hierarchy set out in Note 3.3 (2). There were no transfers between levels for recurring fair value measurements during the year.

Assets reclassified from Property, plant and equipment to Non-current assets or groups of assets for disposal classified as held for sale.

During 2020, eleven Boeing 767 aircraft were transferred from the Property, plant and equipment, to Non-current assets item or groups of assets for disposal classified as held for sale. During 2021, the sale of five aircraft was completed. Additionally, during the year 2022 the sale of three aircraft was finalized.

During 2021, associated with the fleet restructuring plan, 3 engines of the A350 fleet were transferred from the Property, plant and equipment to Non-current assets or groups of assets for disposal classified as held for sale, of which during the same year the sale of an engine was finalized. Additionally, during the year 2022, the sale of an engine was finalized and some materials and spare parts of this same fleet were transferred to Non-current assets or groups of assets for disposal classified as held for sale.

During 2022, 28 A319 family aircraft were transferred from Property, plant and equipment to Non-current assets or asset groups for disposal classified as held for sale. Additionally, adjustments for US$ 345 million of expenses were recognized within results as part of Other gains (losses) to record these assets at their net realizable value.

During the year 2022, 6 aircraft and 8 engines of the A320 family were transferred from Property, plant and equipment to Non-current assets or asset groups for disposal classified as held for sale, of which during the year 2022 the sale of three aircraft was finalized. Additionally, adjustments for US$ 25 million of expenses were recognized to record these assets at their net realizable value, and since the fleet restructuring process had already been completed, these adjustments were recorded in results as part of Other expenses by function.

During the year ended December 31, 2021, adjustments for US$ 85 million (US$ 332 million at December 31, 2020) of expenses were recognized to record these assets at their net realizable value, which were recorded as restructuring activity expenses.

The detail of the fleet classified as non-current assets and disposal group classified as held for sale is as follows:

	As of	As of
	December 31,	December 31,
Aircraft	2022	2021
Boeing 767	3	6
Airbus A320	3	-
Airbus A319	28	-
Total	34	6

NOTE 14 - INVESTMENTS IN SUBSIDIARIES

(a) Investments in subsidiaries

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities.

Detail of significant subsidiaries:

			Ownership
			As of	As of
	Country of	Functional	December 31,	December 31,
Name of significant subsidiary	incorporation	currency	2022	2021
			%	%
Latam Airlines Perú S.A.	Peru	US$	99.81000	99.81000
Lan Cargo S.A.	Chile	US$	99.89810	99.89810
Lan Argentina S.A.	Argentina	ARS	100.00000	100.00000
Transporte Aéreo S.A.	Chile	US$	100.00000	100.00000
Latam Airlines Ecuador S.A.	Ecuador	US$	100.00000	100.00000
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	99.21764	99.20120
TAM S.A.	Brazil	BRL	100.00000	100.00000

The consolidated subsidiaries do not have significant restrictions for transferring funds to the parent company.

As of December 31, 2021 the consolidated subsidiaries do not have significant restrictions for transferring funds to the parent entity in the normal course of operations, except for those imposed by Chapter 11 on dividend payments.

Summary financial information of significant subsidiaries

	Statement of financial position as of December 31, 2022						Income for the period ended December 31, 2022
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income/(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Latam Airlines Perú S.A.	335,773	305,288	30,485	281,178	276,875	4,303	1,257,865	(12,726)
Lan Cargo S.A.	394,378	144,854	249,524	212,094	165,297	46,797	333,054	(1,230)
Lan Argentina S.A.	178,881	175,130	3,751	176,707	111,306	65,401	3,108	(450,755)
Transporte Aéreo S.A.	283,166	47,238	235,928	177,109	145,446	31,663	320,187	(36,190)
Latam Airlines Ecuador S.A.	110,821	107,313	3,508	93,975	82,687	11,288	134,622	1,519
Aerovías de Integración Regional, AIRES S.A.	112,501	109,076	3,425	213,941	211,679	2,262	394,430	(122,199)
TAM S.A. (*)	3,497,848	1,998,284	1,499,564	4,231,547	3,302,692	928,855	4,255,115	(69,932)

	Statement of financial position as of December 31, 2021						Income for the period ended December 31, 2021
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income/(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Latam Airlines Perú S.A.	484,388	454,266	30,122	417,067	414,997	2,070	584,929	(109,390)
Lan Cargo S.A.	721,484	452,981	268,503	537,180	488,535	48,645	215,811	1,590
Lan Argentina S.A.	162,995	158,008	4,987	119,700	98,316	21,384	242	(200,315)
Transporte Aéreo S.A.	471,094	184,235	286,859	327,955	275,246	52,709	203,411	(56,135)
Latam Airlines Ecuador S.A.	112,437	108,851	3,586	97,111	80,861	16,250	68,762	(5,596)
Aerovías de Integración Regional, AIRES S.A.	70,490	67,809	2,681	87,749	75,621	12,128	239,988	(19,810)
TAM S.A. (*)	2,608,859	1,262,825	1,346,034	3,257,148	2,410,426	846,722	2,003,922	(741,791)

(*)	Corresponds to consolidated information of TAM S.A. and subsidiaries

(b) Non-controlling interests

			As of	As of	As of	As of
		Country	December 31,	December 31,	December 31,	December 31,
Equity	Tax No.	of origin	2022	2021	2022	2021
			%	%	ThUS$	ThUS$
Latam Airlines Perú S.A	Foreign	Peru	0.19000	0.19000	(12,392)	(13,035)
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	(1,638)	2,481
Lan Pax Airlines Group S.A. y Filiales	96.969.680-0	Chile	0.00000	0.00000	1,691	(149)
Linea Aérea Carguera de Colombiana S.A.	Foreign	Colombia	9.54000	9.54000	129	(422)
Transportes Aereos del Mercosur S.A.	Foreign	Paraguay	5.02000	5.02000	653	769
Total					(11,557)	(10,356)

			For the year ended		For the year ended
		Country	December 31,		December 31,
Incomes	Tax No.	of origin	2022	2021	2022	2021
			%	%	ThUS$	ThUS$
Latam Airlines Perú S.A	Foreign	Peru	0.19000	0.19000	(643)	(5,553)
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	4,118	(1,771)
Lan Pax Airlines Group S.A. y Filiales	96.969.680-0	Chile	-	-	(967)	(182)
Linea Aérea Carguera de Colombiana S.A.	Foreign	Colombia	9.54000	9.54000	(551)	1,788
Transportes Aereos del Mercosur S.A.	Foreign	Paraguay	5.02000	0.79880	116	67
Total					2,073	(5,651)

NOTE 15 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

	Classes of intangible assets		Classes of intangible assets
	(net)		(gross)
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$
Airport slots	625,368	587,214	625,368	587,214
Loyalty program	203,791	190,542	203,791	190,542
Computer software	143,550	136,135	518,971	463,478
Developing software	107,652	104,874	107,651	105,673
Trademarks (1)	-	-	37,904	36,723
Other assets	25	127	1,315	1,315
Total	1,080,386	1,018,892	1,495,000	1,384,945

a)	Movement in Intangible assets other than goodwill:

	Computer			Trademarks
	software and others	Developing	Airport	and loyalty
	Net	software	slots	program (1)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2021	139,341	68,521	627,742	210,955	1,046,559
Additions	-	82,798	-	-	82,798
Withdrawals	(275)	(429)	-	-	(704)
Transfer software and others	46,144	(45,657)	-	(352)	135
Foreign exchange	(3,571)	(359)	(40,528)	(14,276)	(58,734)
Amortization	(45,377)	-	-	(5,785)	(51,162)
Closing balance as of December 31, 2021	136,262	104,874	587,214	190,542	1,018,892
Opening balance as of January 1, 2022	136,262	104,874	587,214	190,542	1,018,892
Additions	47	66,820	-	-	66,867
Withdrawals	(2,947)	(245)	-	-	(3,192)
Transfer software and others	61,212	(63,658)	-	-	(2,446)
Foreign exchange	3,359	(139)	38,154	13,249	54,623
Amortization	(54,358)	-	-	-	(54,358)
Closing balance as of December 31, 2022	143,575	107,652	625,368	203,791	1,080,386

(1)	In 2016, the Company decided to adopt a unique name and identity and announced that the group’s brand will be LATAM, which united all the companies under a single image.

The estimate of the new useful life is 5 years, equivalent to the period necessary to complete the change of image.

As of December, 31, 2022, the TAM brand is fully amortized.

See Note 2.5

The amortization of each period is recognized in the consolidated income statement within administrative expenses.

The cumulative amortization of computer programs, brands and other assets as of December 31, 2022 amounts to ThUS $ 414,614 (ThUS $ 366,053 as of December 31, 2021).

b) Impairment Test Intangible Assets with an indefinite useful life

As of December 31, 2022, the Company maintains only the CGU “Air Transport”.

The CGU “Air transport” considers the transport of passengers and cargo, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe, Africa and Oceania.

As of December 31, 2022, in accordance with the accounting policy, the Company performed the annual impairment test.

The recoverable amount of the CGU was determined based on calculations of the value in use. These calculations use projections of 5 years of cash flows after taxes from the financial budgets approved by management. Cash flows beyond the budgeted period are extrapolated using growth rates and estimated average volumes, which do not exceed long-term average growth rates.

Management’s cash flow projections included significant judgements and assumptions related to annual revenue growth rates, discount rate, inflation rates, the exchange rate and the price of fuel. The annual revenue growth rate is based on past performance and management’s expectations of market development in each of the countries in which it operates. The discount rates used for the CGU “Air transport” are determined in US dollars, after taxes, and reflect specific risks related to the relevant countries of each of the operations. Inflation rates and exchange rates are based on the data available from the countries and the information provided by the Central Banks of the various countries where it operates, and the price of fuel is determined based on estimated levels of production, the competitive environment of the market in which they operate and their commercial strategy.

The recoverable values were determined using the following assumptions:

CGU
Air transport
Annual growth rate (Terminal)%		0.0 – 3.5
Exchange rate (1)	R$/US$	5.40 – 5.63
Discount rate based don the Weighted Average
Cost of Capital (WACC)%		8.40 – 12.40
Fuel Price from future prices curves
Commodities markets	US$/barrel	100 – 130

(1)	In line with expectations of the Central Bank of Brazil.

The result of the impairment test, which includes a sensitivity analysis of its main variables, showed that the recoverable amount exceeded the book value of the cash-generating unit, and therefore no impairment was identified.

The CGU is sensitive to annual growth rates, discounts and exchange rates and fuel price. The sensitivity analysis included the individual impact of changes in critical estimates in determining recoverable amounts, namely:

	Increase WACC Maximum	Decrease rate Terminal growth Minimal	Increase fuel price Maximum US$/barrel
	%	%
Air Transportation CGU	12.4	0	130

In none of the above scenarios an impairment of the cash-generating unit was identified.

NOTE 16 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Accumulated depreciation		Net Book Value
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2022	2021	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
a) Property, plant and equipment
Construction in progress (1)	388,810	473,797	-	-	388,810	473,797
Land	44,349	43,276	-	-	44,349	43,276
Buildings	124,507	121,972	(55,511)	(61,521)	68,996	60,451
Plant and equipment	11,135,425	11,024,722	(4,836,926)	(4,462,706)	6,298,499	6,562,016
Own aircraft (3) (4)	10,427,950	10,377,850	(4,619,279)	(4,237,585)	5,808,671	6,140,265
Other (2)	707,475	646,872	(217,647)	(225,121)	489,828	421,751
Machinery	27,090	25,764	(25,479)	(23,501)	1,611	2,263
Information technology equipment	153,355	146,986	(136,746)	(130,150)	16,609	16,836
Fixed installations and accessories	155,351	147,402	(118,279)	(108,661)	37,072	38,741
Motor vehicles	51,504	49,186	(46,343)	(44,423)	5,161	4,763
Leasehold improvements	202,753	248,733	(42,726)	(115,758)	160,027	132,975
Subtotal Properties, plant and equipment	12,283,144	12,281,838	(5,262,010)	(4,946,720)	7,021,134	7,335,118
b) Right of use
Aircraft (3)	4,391,690	5,211,153	(3,064,869)	(3,109,411)	1,326,821	2,101,742
Other assets	246,078	243,014	(182,372)	(190,007)	63,706	53,007
Subtotal Right of use	4,637,768	5,454,167	(3,247,241)	(3,299,418)	1,390,527	2,154,749
Total	16,920,912	17,736,005	(8,509,251)	(8,246,138)	8,411,661	9,489,867

(1)	As of December 31, 2022, includes advances paid to aircraft manufacturers for ThUS$ 357,979 (ThUS$ 368,625 as of December 31, 2021)
(2)	Consider mainly rotables and tools.
(3)	As of December 31, 2021, due to Chapter 11, 13 aircraft lease contract were rejected, of which 4 were recorded as Property, plant and equipment, (4 A350) and 9 were presented as right of use assets, (2 A320 and 7 A350).
(4)	During 2022, six A320 and twenty-eight A319 aircraft were reclassified to Non-current assets or groups of assets for disposal as held for sale.

Movement in the different categories of Property, plant and equipment:

					Information	Fixed			Property,
				Plant and	technology	installations	Motor	Leasehold	Plant and
	Construction		Buildings	equipment	equipment	& accessories	vehicles	improvements	equipment
	in progress	Land	net	net	net	net	net	net	net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2021	377,961	42,978	65,207	7,698,969	14,831	49,199	396	74,408	8,323,949
Additions	84,392	1,550	92	563,023	6,455	6	17	6,543	662,078
Disposals	-	-	-	(169)	(26)	(309)	(17)	-	(521)
Rejection fleet (*)	-	-	-	(469,878)	-	-	-	(46,816)	(516,694)
Retirements	(279)	-	-	(44,684)	(212)	(1,885)	-	(26)	(47,086)
Depreciation expenses	-	-	(4,074)	(620,349)	(4,345)	(8,304)	(61)	(11,649)	(648,782)
Foreign exchange	(1,720)	(1,252)	(833)	(19,199)	(404)	(1,752)	(11)	(13,074)	(38,245)
Other increases (decreases) (**)	13,443	-	59	(538,996)	537	1,786	1	123,589	(399,581)
Changes, total	95,836	298	(4,756)	(1,130,252)	2,005	(10,458)	(71)	58,567	(988,831)
Closing balance as of December 31, 2021	473,797	43,276	60,451	6,568,717	16,836	38,741	325	132,975	7,335,118
Opening balance as of January 1, 2022	473,797	43,276	60,451	6,568,717	16,836	38,741	325	132,975	7,335,118
Additions	16,332	-	-	843,808	6,426	113	258	27,160	894,097
Disposals	-	-	-	(4,140)	-	(264)	(3)	-	(4,407)
Withdrawals	(75)	-	(2)	(42,055)	(24)	(836)	-	(313)	(43,305)
Retirements	-	-	(3,285)	(669,059)	(5,662)	(7,914)	(55)	(13,071)	(699,046)
Depreciation expenses	(1,282)	1,073	918	11,527	(84)	2,365	(28)	7,593	22,082
Foreing exchange	(99,962)	-	10,914	(403,950)	(883)	4,867	(74)	5,683	(483,405)
Other increases (decreases)	-	-	-	-	-	-	-	-	-
Changes, total	(84,987)	1,073	8,545	(263,869)	(227)	(1,669)	98	27,052	(313,984)
Closing balance as of December 31, 2022	388,810	44,349	68,996	6,304,848	16,609	37,072	423	160,027	7,021,134

(*)	Include aircraft lease rejection due to Chapter 11.
(**)	As of December 31, 2022, six A320 ThUS$ (29,328) and twenty-eight A319 ThUS$ (373,410) aircraft were reclassified to Non-current assets or groups of assets for disposal as held for sale. As of December 31, 2021, it includes the lease contract amendment of two B787 aircraft ThUS$ (397,569) and six A320N aircraft ThUS$ (284,952) (see note 13).

(a) Right of use assets:

			Net right
			of use
	Aircraft	Others	assets
	ThUS $	ThUS $	ThUS $
Opening balances as of January 1, 2021	2,338,042	68,277	2,406,319
Additions	537,995	1,406	539,401
Fleet rejection (*)	(573,047)	(4,577)	(577,624)
Depreciation expense	(317,616)	(16,597)	(334,213)
Cumulative translate adjustment	(574)	(1,933)	(2,507)
Other increases (decreases) (**)	116,942	6,431	123,373
Total changes	(236,300)	(15,270)	(251,570)
Final balances as of December 31, 2021	2,101,742	53,007	2,154,749
Opening balances as of January 1, 2022	2,101,742	53,007	2,154,749
Additions	372,571	13,087	385,658
Depreciation expense	(249,802)	(16,368)	(266,170)
Cumulative translate adjustment	919	1,392	2,311
Other increases (decreases) (***)	(898,609)	12,588	(886,021)
Total changes	(774,921)	10,699	(764,222)
Final balances as of December 31, 2022	1,326,821	63,706	1,390,527

(*)	Include aircraft lease rejection due to Chapter 11.
(**)	Includes the renegotiations of 92 aircraft (1 A319, 37 A320, 12 A320N, 19 A321, 1 B767, 6 B777 and 16 B787).

(***)	Include the renegotiations of 115 aircraft (1 A319, 39 A320, 14 A320N, 30 A321, 1 B767, 6 B777 and 24 B787).

		Aircraft included in Property, plant and equipment				Aircraft included as Rights of use assets			Total fleet
		As of		As of		As of		As of	As of		As of
		December 31,		December 31,		December 31,		December 31,	December 31,		December 31,
Aircraft	Model	2022		2021		2022		2021	2022		2021
Boeing 767	300ER	15		16		-		-	15		16
Boeing 767	300F	13		12	(1)	1		1	14		13	(1)
Boeing 777	300ER	4		4		6		6	10		10
Boeing 787	800	4		4		6		6	10		10
Boeing 787	900	2		2		19		15	21		17
Airbus A319	100	12	(3)	37		1		7	13		44
Airbus A320	200	88		94		40	(2)	39	128	(2)	133
Airbus A320	NEO	1		-		15		12	16		12
Airbus A321	200	19		18		30		31	49		49
Total		158		187		118		117	276		304

(1)	An aircraft leased to Aerotransportes Mas de Carga S.A. de C.V, was returned to LATAM Airlines Group S.A. in 2022.
(2)	An aircraft with a short-term operating lease is not considered value for right of use.
(3)	Twenty-eight A319 aircraft were classified under non-current assets or groups of assets for disposal as held for sale, (see Note 13)

(d) Method used for the depreciation of Property, plant and equipment:

		Useful life (years)
	Method	minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	5	30
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	8
Assets for rights of use	Straight line without residual value	1	25

(*)	Except in the case of the Boeing 767 300ER, Airbus 320 Family and Boeing 767 300F fleets that consider a lower residual value, due to the extension of their useful life to 22, 25 and 30 years respectively. Additionally, certain technical components are depreciated based on cycles and hours flown.

(e) Additional information regarding Property, plant and equipment:

(i) Property, plant and equipment pledged as guarantee:

Description of Property, plant and equipment pledged as guarantee:

				As of		As of
				Deceember 31,		December 31,
				2022		2021
Guarantee agent (1)	Creditor company	Committed Assets	Fleet	Existing Debt	Book Value	Existing Debt	Book Value
				ThUS$	ThUS$	ThUS$	ThUS$
Wilmington	MUFG	Aircraft and engines	Airbus A319	4,554	13,205	58,611	259,036
Trust Company			Airbus A320	33,154	203,788	51,543	227,604
			Boeing 767	35,043	164,448	46,779	168,315
			Boeing 777	141,605	144,065	144,358	141,620

Credit Agricole	Credit Agricole	Aircraft and engines	Airbus A319	3,518	5,311	1,073	6,419
			Airbus A320	195,864	161,397	139,192	117,130
			Airbus A321 / A350	6,192	4,827	30,733	27,427
			Boeing 767	9,121	23,323	10,404	30,958
			Boeing 787	60,305	34,077	91,797	38,551

Bank Of Utah	BNP Paribas	Aircraft and engines	Boeing 787	184,199	221,311	198,475	233,501

Citibank N.A.	Citibank N.A.	Aircraft and engines	Airbus A319	-	-	27,936	45,849
			Airbus A320	-	-	128,030	181,224
			Airbus A321	-	-	41,599	75,092
			Airbus A350	-	-	15,960	26,507
			Airbus B767	-	-	90,846	181,246
			Airbus B787	-	-	23,156	17,036
			Rotables	-	-	162,477	134,846

UMB Bank	MUFG	Aircraft and engines	Airbus A320	-	-	166,712	258,875

Total direct guarantee				673,555	975,752	1,429,681	2,171,236

(1)	For the syndicated loans, the Guarantee Agent represents different creditors.

The amounts of the current debt are presented at their nominal value. The net book value corresponds to the assets granted as collateral.

Additionally, there are indirect guarantees associated with assets booked within Property, Plant and Equipment whose total debt as of December 31, 2022, amounts to ThUS$ 1,037,122 (ThUS$ 1,200,382 as of December 31, 2021). The book value of the assets with indirect guarantees as of December 31, 2022, amounts to ThUS$ 2,306,233 (ThUS$ 2,884,563 as of December 31, 2021).

As of December 31, 2021, given Chapter 11, four aircraft included within Property, plant and equipment were rejected, of which four had direct guarantees and one indirect guarantee.

As of December 31, 2022, the Company keeps valid letters of credit related to right of use assets according to the following detail:

Creditor Guarantee	Debtor	Type	Value ThUS$	Release date
GE Capital Aviation Services Ltd.	LATAM Airlines Group S.A.	Three letters of credit	12,198	Dec 6, 2023
Merlin Aviation Leasing (Ireland) 18 Limited RB Comercial Properties 49	Tam Linhas Aéreas S.A.	Two letters of credit	3,852	Mar 15, 2023
Empreendimentos Imobiliarios LTDA	Tam Linhas Aéreas S.A.	One letter of credit	27,091	Apr 20, 2023
			43,141

(ii) Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Gross book value of fully depreciated property, plant and equipment still in use	266,896	223,608
Commitments for the acquisition of aircraft (*)	13,186,000	10,800,000

(*)	According to the manufacturer’s price list.

Purchase commitment of aircraft

	Year of delivery
Manufacturer	2023	2024	2025	2026-2029	Total
Airbus S.A.S.	8	8	11	56	83
A320-NEO Family	8	8	11	56	83
The Boeing Company	2	-	-	-	2
Boeing 787-9	2	-	-	-	2
Total	10	8	11	56	85

As of December 31, 2022, as a result of the different aircraft purchase contracts signed with Airbus S.A.S., 83 Airbus aircraft of the A320 family remain to be received with deliveries between 2023 and 2029. The approximate amount, according to manufacturer list prices, is ThUS$12,586,000.

As of December 31, 2022, as a result of the different aircraft purchase contracts signed with The Boeing Company, 2 Boeing 787 Dreamliner aircraft remain to be received with delivery dates during 2023. The approximate amount, according to list prices from the manufacturer, is ThUS$ 600,000.

As of December 31, 2022, as a result of the different aircraft operating lease contracts signed with AerCap Holdings N.V., 8 Airbus aircraft of the A320 Neo family remain to be received with deliveries between 2023 and 2024.

As of December 31, 2022, as a result of the different aircraft operating lease contracts signed with Air Lease Corporation, 2 Airbus aircraft of the A320 Neo family remain to be received with deliveries between 2023 and 2024.

As of December 31, 2022, as a result of the different aircraft operating lease contracts signed with Avolon Aerospace Leasing Limited, 3 Airbus aircraft of the A320 Neo family remain to be received with deliveries between 2023 and 2024.

As of December 31, 2022, as a result of the different aircraft operating lease contracts signed with CDB Aviation, 1 Airbus aircraft of the A320 Neo family with a delivery date of 2023 remains to be received.

As of December 31, 2022, as a result of the different aircraft operating lease contracts signed with Air Lease Corporation, 5 Airbus A321XLR family aircraft remain to be received with deliveries between 2025 and 2026.

As of December 31, 2022, as a result of the different aircraft operating lease contracts signed with ORIX Aviation Systems Ltd., 4 Boeing 787 Dreamliner aircraft with a delivery date of 2023 remain to be received.

(iii) Capitalized interest costs with respect to Property, plant and equipment.

		For the period ended December 31,
		2022	2021
Average rate of capitalization of capitalized interest costs	%	7.12	5.06
Costs of capitalized interest	ThUS$	10,575	7,345

(f) Assumption, Amendment & Rejection of Executory Contracts & Leases

On June 28, 2020, the Bankruptcy Court authorized the Debtors to establish procedures for the rejection of certain executory contracts and unexpired leases and on September 24, 2020, the Bankruptcy Court authorized the Debtors to establish procedures for the rejection of certain unexpired aircraft lease agreements, aircraft engine agreements and the abandonment of certain related assets. In accordance with these rejection procedures, the Bankruptcy Code and the Bankruptcy Rules the Debtors have or will reject certain contracts and leases (see notes 18 and 26). Relatedly, the Bankruptcy Court approved the Debtors’ request to extend the date by which the Debtors may assume or reject unexpired non-residential, real property leases until December 22, 2020. Pursuant to the Disclosure Statement Order, the Debtors have until the Effective Date of the Plan (as defined in the Plan) to assume or reject executory contracts and unexpired leases.

Further, the Debtors have filed motions to reject certain aircraft and engine leases and related agreements:

Bankruptcy Court approval date:	Asset rejected:

January 29, 2021	(i) 2 Airbus A320-family aircraft

April 23, 2021	(i) 1 Airbus A350-941 aircraft

May 14, 2021	(i) 6 Airbus A350 aircraft

June 17, 2021	(i) 1 Airbus A350-941 aircraft

June 24, 2021	(i) 3 Airbus A350-941 aircraft

November 3, 2021	(i) 1 Rolls-Royce Trent XWB-84K engine; (ii) 1 Rolls-Royce International Aero Engine AG V2527M-A5;

January 5, 2022	(i) General Terms Agreement between Rolls-Royce PLC and Rolls-Royce Totalcare Services Limited and TAM Linhas Aereas S.A.;

March 22, 2022	(i) 1 International Aero Engines AG V2527-A5 engine; and

May 18, 2022	(i) Framework Deed Relating to the purchase and leaseback of ten used Airbus A330-200 aircraft, nine new Airbus A350-900 aircraft, four new Boeing 787-9 aircraft and two new Boeing 787-8 aircraft.

As of December 31, 2021, and as a result of these contract rejections, performance obligations with the lenders and lessors were extinguished and the Company lost control over the related assets resulting in the derecognition of the assets and the liabilities associated with these aircraft. See Note 18 and 26.

Contracts rejected during 2022 in the previous table do not result in changes in the asset or liabilities structure of the Company, since these were general terms of agreement for purchases, engine maintenance contracts and short term leases which according to the accounting policies (see Note 2) should not be registered as right of use assets.

The Debtors also have filed motions to enter into certain new aircraft lease agreements, including:

Bankruptcy Court Approval Date:	Counterparty / Aircraft

March 8, 2021	Vermillion Aviation (nine) Limited, Aircraft MSNs 4860 and 4827

April 12, 2021	Wilmington Trust Company, Solely in its Capacity as Trustee, Aircraft MSNs 6698, 6780, 6797, 6798, 6894, 6895, 6899, 6949, 7005, 7036, 7081

May 30, 2021	UMB Bank N.A., Solely in its Capacity as Trustee, Aircraft MSNs 38459, 38478, 38479, 38461

August 31, 2021	(i) Avolon Aerospace Leasing Limited or its Affiliates, Aircraft MSNs 38891, 38893, 38895

(ii) Sky Aero Management Ltd. Ten Airbus A320neo

February 23, 2022	Vmo Aircraft Leasing, Two Boeing 787-9

March 17, 2022	Avolon Aerospace Leasing Limited, Two Airbus A321neo

March 17, 2022	Air Lease Corporation, Three Airbus A321NX

March 17, 2022	AerCap Ireland, Two Airbus A321-200NEO

March 18, 2022	CDB Aviation Lease Finance DAC, Two Airbus A321NX

April 14, 2022	Macquarie Aircraft Leasing Services (Ireland) Ltd., One Airbus A320-233

June 29, 2022	UK Export Finance, Four Boeing 787-9

August 12, 2022	Air Lease Corporation, Three Airbus A321XLR

September 8, 2022	Air Lease Corporation, Two Airbus A321XLR

In addition, the Debtors also have filed motions to enter into certain aircraft lease amendment agreements which have the effect of, among other things, reducing the Debtors’ rental payment obligations and extension on the lease term. Certain amendments also involved updates to related financing arrangements. These amendments include:

Bankruptcy Court Approval Date:	Amended Lease Agreement/Counterparty

April 14, 2021	(1) Bank of Utah

(2) AWAS 5234 Trust

(3) Sapucaia Leasing Limited, PK Airfinance US, LLC and PK Air 1 LP

April 15, 2021	Aviator IV 3058, Limited

April 27, 2021	Bank of America Leasing Ireland Co.,

May 4, 2021	(1) NBB Grosbeak Co., Ltd, NBB Cuckoo Co., Ltd., NBB-6658 Lease Partnership, NBB-6670 Lease Partnership and NBB Redstart Co. Ltd.

(2) Sky High XXIV Leasing Company Limited and Sky High XXV Leasing Company Limited

(3) SMBC Aviation Capital Limited

May 5, 2021	(1) JSA International US Holdings LLC and Wells Fargo Trust Company N.A.

(2) Orix Aviation Systems Limited

May 27, 2021	(1) Shenton Aircraft Leasing 3 (Ireland) Limited.

(2) Chishima Real Estate Company, Limited and PAAL Aquila Company Limited

May 28, 2021	MAF Aviation 1 Designated Activity Company

May 30, 2021	(1) IC Airlease One Limited

(2) UMB Bank, National Association, Macquarie Aerospace Finance 5125-2 Trust and Macquarie Aerospace Finance 5178 Limited

(3) Wilmington Trust SP Services (Dublin) Limited

(4) Aercap Holdings N.V.

(5) Banc of America Leasing Ireland Co.

(6) Castlelake L.P.

July 1, 2021	EX-IM Fleet

July 8, 2021	Greylag Goose Leasing 38887 Designated Activity Company

July 15, 2021	(1) ECAF I 40589 DAC

(2) Wells Fargo Company, National Associates, as Owner Trustee

(3) Orix Aviation Systems Limited

(4) Wells Fargo Trust Company, N.A.

July 20, 2021	(1) Avolon AOE 62 Limited

(2) Avolon Aerospace (Ireland) AOE 99 Limited, Avolon Aerospace (Ireland) AOE 100 Limited, Avolon Aerospace (Ireland) AOE 101 Limited, Avolon Aerospace (Ireland) AOE 102 Limited, Avolon Aerospace (Ireland) AOE 103 Limited, Avolon Aerospace AOE 130 Limited, Avolon Aerospace AOE 134 Limited

July 27, 2021	(1) Merlin Aviation Leasing (Ireland) 18 Limited

(2) JSA International U.S. Holdings, LLC

August 30, 2021	(1) Yamasa Sangyo Aircraft LA1 Kumiai and Yamasa Sangyo Aircraft LA2 Kumiai

(2) Dia Patagonia Ltd. and DIa Iguazu Ltd.

Condor Leasing Co., Ltd., FC Initial Leasing Ltd., Alma Leasing Co., Ltd., and FI Timothy Leasing Ltd.

(3) Platero Fleet

(4) SL Alcyone Ltd.

(5) NBB Crow Co., Ltd.

(6) NBB Sao Paulo Lease Co., Ltd., NBB Rio Janeiro Lease Co., Ltd. And NBB Brasilia Lease LLC

(7) Gallo Finance Limited

(8) Orix Aviation Systems Limited

The lease amendment agreements were accounted for as lease modifications (see Note 18).

In relation to several of these lease amendment agreements, the Debtors entered into claims settlement stipulations for prepetition amounts due upon assumption of those agreements.

NOTE 17 - CURRENT AND DEFERRED TAXES

The Company calculated and booked its income tax provision for the period ended December 31, 2022 using the partially integrated system with a tax rate of 27%, in accordance with the Law No. 21,210, published in the Journal of the Republic of Chile, dated February 24, 2020, which update the Tax Legislation.

The net result for deferred tax corresponds to the variation of the year, of the assets and liabilities for deferred taxes generated by temporary differences and tax losses.

For the permanent differences that give rise to a book value of assets and liabilities other than their tax value, no deferred tax has been recorded since they are caused by transactions that are recorded in the financial statements and that will have no effect on income tax expense.

(a) Current taxes

(a.1) The composition of the current tax assets is the following:

	Current assets		Non-current assets		Total assets
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2022	2021	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provisional monthly payments (advances)	18,559	32,086	-	-	18,559	32,086
Other recoverable credits	14,474	9,178	-	-	14,474	9,178
Total current tax assets	33,033	41,264	-	-	33,033	41,264

(a.2) The composition of the current tax liabilities are as follows:

	Current liabilities		Non-current liabilities		Total liabilities
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2022	2021	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Income tax provision	1,026	675	-	-	1,026	675
Total current tax liabilities	1,026	675	-	-	1,026	675

(b) Deferred taxes

The balances of deferred tax are the following:

	Assets		Liabilities
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
Concept	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$
Properties, Plants and equipment	-	(1,128,225)	-	80,468
Assets by right of use	-	715,440	-	(68)
Amortization	-	(44,605)	-	10
Provisions	-	111,468	-	74,047
Revaluation of financial instruments	-	(16,575)	-	-
Tax losses	-	358,284	-	(87,378)
Intangibles	-	-	-	254,155
Other	-	19,503	-	19,777
Total	-	15,290	-	341,011

The balance of deferred tax assets and liabilities are composed primarily of temporary differences to be reversed in the long term.

Movements of Deferred tax assets and liabilities

(b.1) From January 1 to December 31, 2021

	Opening	Recognized in	Recognized in	Exchange	Ending
	balance	consolidated	comprehensive	rate	balance
	Assets/(liabilities)	income	income	variation	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,396,337)	187,644	-	-	(1,208,693)
Assets for right of use	229,255	486,253	-	-	715,508
Amortization	(65,148)	20,533	-	-	(44,615)
Provisions	144,030	(103,826)	(2,783)	-	37,421
Revaluation of financial instruments	(18,133)	1,616	(58)	-	(16,575)
Tax losses (*)	1,557,737	(1,112,075)	-	-	445,662
Intangibles	(270,681)	(1,394)	-	17,920	(254,155)
Others	(187)	(87)	-	-	(274)
Total	180,536	(521,336)	(2,841)	17,920	(325,721)

(b.2) From January 1 to December 31, 2022

	Opening	Recognized in	Recognized in	Exchange	Ending
	balance	consolidated	comprehensive	rate	balance
	Assets/(liabilities)	income	income	variation	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,208,693)	120,553	-	-	(1,088,140)
Assets for right of use	715,508	(466,001)	-	-	249,507
Amortization	(44,615)	(43,567)	-	-	(88,182)
Provisions	37,421	(128,070)	567	-	(90,082)
Revaluation of financial instruments	(16,575)	19,248	(235)	-	2,438
Tax losses (*)	445,662	500,997	-	-	946,659
Intangibles	(254,155)	2,114	-	(18,471)	(270,512)
Others	(274)	(124)	-	-	(398)
Total	(325,721)	5,150	332	(18,471)	(338,710)

Unrecognized deferred tax assets:

Deferred tax assets are recognized to the extent that it is probable that sufficient taxable profits will be generated in the future. In total the Company has not recognized deferred tax assets for ThUS$ 3,651,023 at December 31, 2022 (ThUS$ 2,638,473 as of December 31, 2021) which include deferred tax assets related to negative tax results of ThUS$ 14,930,487 at December 31, 2022 (ThUS$ 9,030,059 at December 31, 2021).

(*)	As stated in note 2c), on November 26th, 2021 the Company filed a Reorganization Plan and Disclosure Statement in which, among other items, financial forecasts were included together with the proposed issuance of new shares and convertible notes. With that information the Company´s management updated its analysis on the recoverability of deferred tax assets and determined that during the time covered by the financial forecast it will not be probable that part of such deferred tax assets may be offset by future taxable profits. Therefore, the Company during the fourth quarter of 2021 derecognized deferred tax assets not considered recoverable in the amount of ThUS$1,251,912. On the other hand, on December 31, 2022 the Company management of subsidiary Lan Cargo S.A determined that considering financial forecast it will not be probable that part of the deferred tax assets may be offset with future taxable profits. Therefore, the Company derecognized deferred tax assets not considered recoverable in the amount of ThUS$6,173.

(Expenses)/income from deferred taxes and income tax:

	For the year ended December 31,
	2022	2021
	ThUS$	ThUS$
Income tax (expense)/benefit
Current tax (expense) benefit	(14,064)	(47,139)
Adjustments to the current tax of the previous year	-	(460)
Total current tax (expense) benefit	(14,064)	(47,599)

(Expense)/benefit from deferred income taxes
Deferred (expense) benefit for taxes related to the creation and reversal of temporary differences	5,150	(521,336)
Total deferred tax (expense)benefit	5,150	(521,336)
Income tax (expense)/benefit	(8,914)	(568,935)

Income tax (expense)benefit

	For the year ended December 31,
	2022	2021
	ThUS$	ThUS$
Current tax (expense) benefit, foreign	19,573	(9,943)
Current tax (expense) benefit, domestic	(33,637)	(37,656)
Total current tax (expense) benefit	(14,064)	(47,599)
Deferred tax (expense) benefit, foreign	(532)	4,309
Deferred tax (expense) benefit, domestic	5,682	(525,645)
Total deferred tax (expense)benefit	5,150	(521,336)
Income tax (expense)/benefit	(8,914)	(568,935)

Income before tax from the Chilean legal tax rate (27% as of December 31, 2022 and 2021)

	For the year ended		For the year ended
	December 31,		December 31,
	2022	2021	2022	2021
	ThUS$	ThUS$	%	%
Income tax benefit/(expense) using the legal tax rate	(363,434)	1,102,736	(27.00)	(27.00)
Tax effect by change in tax rate	9,016	-	0.67	-
Tax effect of rates in other jurisdictions	20,398	54,775	1.52	(1.34)
Tax effect of non-taxable income (*)	1,201,618	9,444	89.27	(0.23)
Tax effect of disallowable expenses	(33,855)	(30,928)	(2.52)	0.76
Other increases (decreases):
Derecognition of deferred tax liabilities for early termination of aircraft financing	90,823	205,458	6.75	(5.03)
Tax effect for goodwill impairment losses	-	-	-	-
Derecognition of deferred tax assets not recoverable	(6,173)	(1,251,912)	(0.46)	30.65
Deferred tax asset not recognized	(990,095)	(667,702)	(73.56)	16.35
Other increases (decreases)	62,788	9,194	4.66	(0.23)
Total adjustments to tax expense using the legal rate	354,520	(1,671,671)	26.33	40.93
Income tax benefit/(expense) using the effective rate	(8,914)	(568,935)	(0.67)	13.93

(*)	As of December 31, 2022, this amount mainly includes ThUS$974,826 and ThUS$218,775 related to amounts resulting from the gain resulting from the de-recognition of financial liabilities as a result of emergence from Chapter 11, and the equity issuance cost which is not taxable respectively.

Deferred taxes related to items charged to equity:

	For the year ended
	December 31,
	2022	2021
	ThUS$	ThUS$
Aggregate deferred taxation of components of other comprehensive income	332	(2,841)

NOTE 18 - OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities is as follows:

	As of	As of
	December 31,	December 31,
	2022	2021
	ThUS$	ThUS$
Current
(a) Interest bearing loans	629,106	3,869,040
(b) Lease Liability	173,735	578,740
(c) Hedge derivatives	-	2,734
(d) Derivative non classified as hedge accounting	-	2,937
Total current	802,841	4,453,451

Non-current
(a) Interest bearing loans	3,936,320	3,566,804
(b) Lease Liability	2,042,719	2,381,898
Total non-current	5,979,039	5,948,702

(a) Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of	As of
	December 31,	December 31,
	2022	2021
	ThUS$	ThUS$
Current
Loans to exporters	-	159,161
Bank loans (3)	353,284	415,087
Guaranteed obligations (5)(6)	17,887	75,593
Other guaranteed obligations (1)(3)	66,239	2,546,461
Subtotal bank loans	437,410	3,196,302
Obligation with the public (3)	33,383	396,345
Financial leases (4)(5)(6)(7)	156,285	199,885
Other loans	2,028	76,508
Total current (2)	629,106	3,869,040

Non-current
Bank loans (3)	1,032,711	106,751
Guaranteed obligations (5)(6)	307,174	434,942
Other guaranteed obligations	408,065	178,961
Subtotal bank loans	1,747,950	720,654
Obligation with the public (3)	1,256,416	1,856,853
Financial leases (4)(5)(6)(7)	931,954	989,297
Total non-current (2)	3,936,320	3,566,804
Total obligations with financial institutions (2)	4,565,426	7,435,844

(1)	During March and April 2020, LATAM Airlines Group S.A. drew the entirety (US$ 600 million) of the committed credit line “Revolving Credit Facility (RCF)”. The line is guaranteed with collateral made up of aircraft, engines and spare parts, which was fully drawn until November 3, 2022. Once emerged from Chapter 11, this line was fully repaid and is available to be drawn.

(2)	On May 26, 2020 LATAM Airlines Group S.A. and its subsidiaries in Chile, Peru, Colombia and Ecuador filed for protection under Chapter 11 of the United States bankruptcy law in the Court for the Southern District of New York. Under Section 362 of the Bankruptcy Code. The same occurred for TAM LINHAS AÉREAS S.A and its affiliates (all LATAM affiliates in Brazil), dated July 9, 2020. Filing for Chapter 11 automatically suspends most actions against LATAM and its affiliates, including most of actions to collect financial obligations incurred before the Chapter 11 filing date or to exercise control over the property of LATAM and its affiliates. Consequently, although the bankruptcy filing may have caused defaults for some of the obligations of LATAM and its affiliates, the counterparties cannot take any action as a result of such defaults.

Then, on November 3, 2022, the Company and all of its subsidiaries successfully emerged from Chapter 11.

(3)	On September 29, 2020, LATAM Airlines Group S.A. obtained Debtor-in-Possession (“DIP”) financing for a total of US$2,450 million, composed of US$1,300 million of a tranche A (“Tranche A”) and US$1,150 million of a tranche C (“Tranche C” ), of which US$750 million were provided by related parties. Obligations under the DIP were secured by assets owned by LATAM and certain of its subsidiaries, including, but not limited to, shares, certain engines and spare parts.

On October 8, 2020, LATAM made a partial withdrawal for US$1,150 million from Tranche A and Tranche C, and then, on or around June 22, 2021, LATAM made an additional withdrawal for US$500 million from Tranche A and Tranche C.

On October 18, 2021, LATAM Airlines Group S.A. obtained court approval for a Tranche B (“Tranche B”) of the DIP Financing for up to a total of US$750 million. The obligations of this Tranche B, like the previous tranches, were guaranteed with the same guarantees granted by LATAM and its subsidiaries subject to the Chapter 11 Procedure, included without limitation, by pledges on shares, certain engines and spare parts. The following draws on the DIP must be done from Tranche B until the proportion drawn is equal to the proportion drawn on the other tranches. When the proportions were the same, new draws are done on a pro-rata basis on all tranches.

On November 10, 2021, the Company made a partial transfer for US$200 million from Tranche B and later on December 28, 2021, LATAM made a new transfer for MUS$ 100. After these transfers, LATAM still It had US$1,250 million of line available for future transfers.

On March 14, 2022, LATAM made a transfer for MUS$ 38.6 from Tranche A, US$227.3 million from Tranche B and US$34.1 million from Tranche C.

The DIP had an expiration date of April 8, 2022, subject to a potential extension, at LATAM’s decision, for an additional 60 days in the event that LATAM’s reorganization plan has been confirmed by a United States Court order. for the Southern District of New York, but the plan is not yet effective. Finally, it should be noted that this extension was not carried out and that this DIP financing was paid in full on April 8, 2022, being replaced by a new consolidated and modified DIP Credit Agreement.

On February 17, 2022, LATAM submitted an initial proposal (the “Consolidated and Modified Initial DIP Financing Proposal”) of a consolidated and modified text of the contract called Super-Priority Debtor-In-Possession Term Loan Agreement before the Court of Bankruptcies of the Southern District of New York.

On March 14, 2022, the Board of Directors of the Company, unanimously, approved the Amended and Restated DIP Financing Proposal, subject to the approval of the Court. On March 14, 2022, a new consolidated and modified contract of the Existing DIP Credit Agreement (the “Amended and Restated DIP Credit Agreement”) was submitted to the Court for its approval. The NewDIP Credit Agreement (i) refinances and fully replaces the existing Tranches A, B and C in the Existing DIP Credit Agreement; (ii) contemplates a maturity date in accordance with the calendar that the Debtors foresee to emerge from the Chapter 11 Procedure; and (iii) includes certain reductions in fees and interest compared to the Existing DIP Credit Agreement and the Recast and Amended DIP Initial Financing Proposal. Obligations under the DIP were secured by assets owned by LATAM and certain of its subsidiaries, including, but not limited to, shares, certain engines and spare parts.

On April 8, 2022, a consolidated and modified text was signed (the “Amended and restated DIP Credit Agreement”) of the Original DIP Credit Agreement, which modifies and recasts said agreement and repays the obligations pending payment under it. (that is, under its Tranches A, B and C). The total amount of the Consolidated and Modified DIP Credit Agreement is US$3.700 million. The Consolidated and Amended DIP Credit Agreement (i) includes certain reductions in fees and interest compared to the Existing DIP Credit Agreement; and (ii) contemplates an expiration date in accordance with the calendar that LATAM foresees to emerge from the Chapter 11 Procedure. Regarding the latter, the scheduled expiration date of the intitial DIP Credit Agreement was August 8, 2022, subject to to possible extensions that, in certain cases, had a deadline of November 30, 2022.

Likewise, on April 8, 2022, the initial disbursement took place under the Amended and Restated DIP Credit Agreement for the amount of US$2,750 million. On April 28, 2022, an amendment to this contract was signed, extending the expiration date from August 8, 2022 to October 14, 2022.

On October 12, 2022, this Amended and Restated DIP Credit Agreement was fully repaid with the DIP-to-Exit financing, which contemplated US$750 million of a bridge financing for senior secured notes maturing in 2027, US$750 million of another bridge financing for senior secured notes due 2029, US$750 Mn of a Term Financing, US$1,146 million of a Junior DIP financing, and US$ 500 million of an undrawn Revolving Credit Facility. The DIP-to-exit financing was collateralized by assets owned by LATAM and by certain of its subsidiaries. The Junior DIP contemplated a subordinate priority to the rest of the credits.

On October 18, 2022, the Bridge Loans were partially repaid by; (i) a Note issued from registration under U.S. Securities Act of 1933, as amended (“the “Securities Act”), pursuant to Rule 144A and Regulation S, both under the Securities Act, due in 2027 (the “5 Year Note”), with a total principal amount of US$ 450 million, and (ii) a Note issued from registration under the Securities Act pursuant to Rule 144A and Regulation A, both under the Securities Act, due in 2029 (the “7 Year Note”), with a total principal amount of US$ 700 million.

In the context of the Company’s exit from the Chapter 11 proceedings on November 3, 2022, the DIP-to-Exit financing was fully repaid with the funds from the exit financing issued by the Company, which included US$350 million corresponding to an incremental loan Term B; US$450 million in senior secured notes due 2027, US$700 million in senior secured notes due 2029 and a Term Financing of US$1,1 billion, with part of the proceeds from the capital increase implemented in the context of the reorganization process for a total of approximately US$10,3 billion, through the issuance of new payment shares and convertible notes.

On March 31, 2021, the United States Court for the Southern District of New York approved and, subsequently, on April 13, 2021, issued an order approving the motion presented by the Company to extend certain leases of 3 aircraft.

(4)	On June 17, 2021, the United States Court for the Southern District of New York approved the motion presented by the Company to reject the lease of an aircraft financed under a financial lease in the amount of US$130.7 million.

(5)	On June 30, 2021, the United States Court for the Southern District of New York approved the motion filed by the Company to reject the lease contract for 3 aircraft financed under a financial lease in the amount of US$ 307.4 million.

(6)	On November 1, 2021, the United States Court for the Southern District of New York approved the motion filed by the Company to reject the lease contract for 1 engine financed under a financial lease in the amount of US$ 19.5 million.

Balances by currency of interest bearing loans are as follows:

	As of	As of
	December 31,	December 31,
Currency	2022	2021
	ThUS$	ThUS$

Brazilian real	314,322	338,953
Chilean peso (U.F.)	157,288	639,710
US Dollar	4,093,816	6,457,181
Total	4,565,426	7,435,844

Interest-bearing loans due in installments to December 31, 2022

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total		Annual
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	SANTANDER	Spain	US$	-	-	70,951	-	-	70,951	173	-	70,951	-	-	71,124	Quaterly	7,26	7,26
0-E	GOLDMAN SACHS	U.S.A.	US$	2,750	8,250	22,000	1,067,000	-	1,100,000	30,539	8,250	22,000	939,760	-	1,000,549	Quaterly	18.46	13.38
Obligations with the public
97.036.000- K	SANTANDER	Chile	UF	-	-	-	-	156,783	156,783	505	-	-	-	156,783	157,288	At Expiration	2.00	2.00
97.036.000- K	SANTANDER	U.S.A.	US$	-	-	-	-	3	3	-	-	-	-	3	3	At Expiration	1,00	1,00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	-	-	-	450,000	700,000	1,150,000	-	32,878	-	430,290	669,340	1,132,508	At Expiration	15.00	13,38
Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	1,761	6,907	22,890	26,035	126,605	184,198	2,637	6,907	22,212	25,627	126,048	183,431	Quaterly	5,76	5,76
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	2,208	6,110	32,620	33,210	67,457	141,605	2,233	6,110	32,620	33,210	67,457	141,630	Quaterly/Monthly	8.20	8.20
-	SWAP Received aircraft	-	US$	-	-	-	-	-	-	-	-	-	-	-	-	Quaterly	-	-
Other guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	-	14,667	29,333	231,000	-	275,000	3,837	14,667	26,153	228,880	-	273,537	Quaterly	8,24	8,24
0-E	MUFG	U.S.A.	US$	11,345	34,624	66,419	-	-	112,388	11,404	34,624	66,419	-	-	112,447	Quaterly	6.23	6.23
0-E	CITIBANK	U.S.A.	US$	-	-	-	-	-	-	1470			-	-	1,470	At Expiration	1,00	1,00
0-E	EXIM BANK	U.S.A.	US$	-	-	17,737	36,431	32,444	86,612	237	-	17,738	36,431	32,444	86,850	Quaterly	2.01	1.78
Financial leases
0-E	CITIBANK	U.S.A.	US$	6,825	5,689	-	-	-	12,514	6,888	5,689	-	-	-	12,577	Quaterly	6.19	5.47
0-E	BNP PARIBAS	U.S.A.	US$	6,596	20,048	1,521	-	-	28,165	6,776	20,048	1,516	-	-	28,340	Quaterly	5.99	5.39
0-E	NATIXIS	France	US$	6,419	19,341	53,207	55,696	104,475	239,138	8,545	19,341	52,881	55,478	103,905	240,150	Quaterly	6.44	6.44
0-E	US BANK	U.S.A.	US$	16,984	51,532	84,177	-	-	152,693	17,831	51,532	79,805	-	-	149,168	Quaterly	4.06	2.85
0-E	PK AIRFINANCE	U.S.A.	US$	1,533	4,664	6,393	-	-	12,590	1,579	4,664	6,393	-	-	12,636	Quaterly	5.97	5.97
0-E	EXIM BANK	U.S.A.	US$	-	-	113,668	180,260	152,581	446,509	1,923	-	112,666	178,672	151,236	444,497	Quaterly	3.58	2.79
0-E	BANK OF UTAH	U.S.A.	US$	2321	6568	20990	30557	121801	182,237	2321	6568	20990	30557	121801	182,237	Monthly	10,45	10,45
Others loans
0-E	Various (*)		US$	2,028	-	-	-	-	2,028	2,028	-	-	-	-	2,028	At Expiration	-	-
	Total			60,770	178,400	541,906	2,110,189	1,462,149	4,353,414	100,926	211,278	532,344	1,958,905	1,429,017	4,232,470

(*)	Obligation to creditors for executed letters of credit.

Interest-bearing loans due in installments to December 31, 2022

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil

				Nominal values						Accounting values
					More than	More than	More than	More			More than	More than	More than	More
				Up to	90 days	one to	three to	than	Total	Up to	90 days	one to	three to	than	Total		Annual
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
	Tax No.	Country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	Merril Lynch Credit
	Products LLC	U.S.A.	BRL	304,549	-	-	-	-	304,549	314,322	-	-	-	-	314,322	Monthly	3,95	3,95
Financial lease
0-E	NATIXIS	France	US$	510	1,530	4,080	4,080	7,846	18,046	1,050	1,530	4,080	4,080	7,894	18,634	Semiannual/Quaterly	7.23	7.23
	Total			305,059	1,530	4,080	4,080	7,846	322,595	315,372	1,530	4,080	4,080	7,894	332,956
	Total consolidated			365,829	179,930	545,986	2,114,269	1,469,995	4,676,009	416,298	212,808	536,424	1,962,985	1,436,911	4,565,426

Interest-bearing loans due in installments to December 31, 2021

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than	More			More than	More than	More than	More
				Up to	90 days	one to	three to	than	Total	Up to	90 days	one to	three to	than	Total		Annual
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
0-E	CITIBANK	U.S.A.	US$	114,000	-	-	-	-	114,000	123,366	-	-	-	-	123,366	At Expiration	2.96	2.96
76.645.030-K	ITAU	Chile	US$	20,000	-	-	-	-	20,000	22,742	-	-	-	-	22,742	At Expiration	4.20	4.20
0-E	HSBC	England	US$	12,000	-	-	-	-	12,000	13,053	-	-	-	-	13,053	At Expiration	4.15	4.15
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	10,106	-	-	-	-	10,106	11,040	-	-	-	-	11,040	Quaterly	3.35	3.35
0-E	SANTANDER	Spain	US$	-	-	106,427	-	-	106,427	135	-	106,427	-	-	106,562	Quaterly	2.80	2.80
0-E	CITIBANK	U.S.A.	UF	60,935	-	-	-	-	60,935	64,293	-	-	-	-	64,293	At Expiration	3.10	3.10
Obligations with the public
97.030.000-7	BANCOESTADO	Chile	UF	-	159,679	-	-	343,218	502,897	49,584	159,679	-	-	355,114	564,377	At Expiration	4.81	4.81
0-E	BANK OF NEW YORK	U.S.A.	US$	-	-	700,000	800,000	-	1,500,000	187,082	-	698,450	803,289	-	1,688,821	At Expiration	7.16	6.94
Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	16,079	12,412	34,958	37,891	97,135	198,475	17,926	12,412	34,044	37,466	96,379	198,227	Quaterly	1.48	1.48
0-E	MUFG	U.S.A.	US$	29,054	11,661	32,639	34,970	58,388	166,712	31,375	11,661	32,188	34,733	57,983	167,940	Quaterly	1.64	1.64
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	-	2,209	24,703	32,327	85,119	144,358	-	2,209	24,703	32,327	85,119	144,358	Quaterly/Mensual	3.17	1.60

-	SWAP Received aircraft	-	US$	10	-	-	-	-	10	10	-	-	-	-	10	Quaterly	-	-
Other guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	273,199	-	-	-	-	273,199	274,403	-	-	-	-	274,403	At Expiration	1.82	1.82
0-E	MUFG	U.S.A.	US$	7,551	33,131	91,435	24,816	-	156,933	8,259	33,131	91,255	24,816	-	157,461	Quaterly	1.72	1.72
0-E	CITIBANK	U.S.A.	US$	-	600,000	-	-	-	600,000	95	600,000	-	-	-	600,095	At Expiration	2.00	2.00
0-E	BANK OF UTAH	U.S.A.	US$	-	1,644,876	-	-	-	1,644,876	-	1,630,390	-	-	-	1,630,390	At Expiration	22.71	12.97
0-E	EXIM BANK	U.S.A.	US$	-	-	-	25,876	37,014	62,890	183	-	-	25,876	37,014	63,073	Quaterly	1.84	1.84
Financial leases
0-E	CREDIT AGRICOLE	France	US$	682	1,370	-	-	-	2,052	694	1,370	-	-	-	2,064	Quaterly	3.68	3.23
0-E	CITIBANK	U.S.A.	US$	19,101	52,371	12,513	-	-	83,985	19,198	52,371	12,359	-	-	83,928	Quaterly	1.37	0.79
0-E	BNP PARIBAS	U.S.A.	US$	7,216	19,537	28,165	-	-	54,918	7,313	19,537	27,905	-	-	54,755	Quaterly	1.56	0.96
0-E	NATIXIS	France	US$	1,335	15,612	52,010	54,443	138,058	261,458	4,472	15,612	51,647	54,064	137,430	263,225	Quaterly	2.09	2.09
0-E	US BANK	U.S.A.	US$	16,601	50,373	135,201	17,492	-	219,667	17,755	50,373	127,721	17,188	-	213,037	Quaterly	4.03	2.84
0-E	PK AIRFINANCE	U.S.A.	US$	800	3,842	11,562	647	-	16,851	903	3,842	11,562	647	-	16,954	Quaterly	1.88	1.88
0-E	EXIM BANK	U.S.A.	US$	-	-	-	248,354	284,773	533,127	1,771	-	-	244,490	280,341	526,602	Quaterly	2.88	2.03
Others loans
0-E	Various (*)		US$	55,819	-	-	-	-	55,819	55,819	-	-	-	-	55,819	At Expiration	-	-
	Total			644,488	2,607,073	1,229,613	1,276,816	1,043,705	6,801,695	911,471	2,592,587	1,218,261	1,274,896	1,049,380	7,046,595

(*)	Obligation to creditors for executed letters of credit.

Interest-bearing loans due in installments to December 31, 2021

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil

				Nominal values						Accounting values
					More than	More than	More than	More			More than	More than	More than	More
				Up to	90 days	one to	three to	than	Total	Up to	90 days	one to	three to	than	Total		Annual
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
	Tax No.	Country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	NCM	Netherlands	US$	619	-	324	-	-	943	666	-	324	-	-	990	Monthly	6.01	6.01
0-E	BANCO BRADESCO	Brazil	BRL	74,661	-	-	-	-	74,661	98,864	-	-	-	-	98,864	Monthly	4.33	4.33
0-E	Merril Lynch Credit Products LLC	U.S.A.	BRL	185,833	-	-	-	-	185,833	240,089	-	-	-	-	240,089	Monthly	3.95	3.95
Financial lease
0-E	NATIXIS	France	US$	433	2,482	2,872	11,539	-	17,326	637	2,481	2,872	11,539	-	17,529	Quaterly	2.74	2.74
0-E	GA Telessis LLC	U.S.A.	US$	320	1,147	2,695	2,850	3,987	10,999	409	1,147	2,695	2,850	3,987	11,088	Monthly	14.72	14.72
Others loans
0-E	DEUTCHEBANK (*)	Brazil	US$	20,689	-	-	-	-	20,689	20,689	-	-	-	-	20,689	At Expiration	-	-
	Total			282,555	3,629	5,891	14,389	3,987	310,451	361,354	3,628	5,891	14,389	3,987	389,249
	Total consolidated			927,043	2,610,702	1,235,504	1,291,205	1,047,692	7,112,146	1,272,825	2,596,215	1,224,152	1,289,285	1,053,367	7,435,844

(*)	Obligation to creditors for executed letters of credit

(b)	Lease Liability:

The movement of the lease liabilities corresponding to the years reported are as follow:

			Lease
			Liability
	Aircraft	Others	total
	ThUS$	ThUS$	ThUS$
Opening balance as January 1, 2021	3,026,573	94,433	3,121,006
New contracts	518,478	875	519,353
Lease termination (*)	(724,193)	(5,300)	(729,493)
Renegotiations	101,486	5,717	107,203
Payments	(95,831)	(24,192)	(120,023)
Accrued interest	88,245	8,334	96,579
Exchange differences	-	3,356	3,356
Cumulative translation adjustment	-	(2,332)	(2,332)
Other increases (decreases)	(31,097)	(3,914)	(35,011)
Changes	(142,912)	(17,456)	(160,368)
Closing balance as of December 31,2021	2,883,661	76,977	2,960,638
Opening balance as January 1, 2022	2,883,661	76,977	2,960,638
New contracts	354,924	13,019	367,943
Lease termination (*)	(19,606)	-	(19,606)
Renegotiations	(76,233)	(4,198)	(80,431)
Exit effect of chapter 11 (**)	(995,888)	-	(995,888)
Payments	(154,823)	(26,172)	(180,995)
accrued interest	142,939	9,194	152,133
Exchange differences	-	2,279	2,279
Subsidiaries conversion difference	(2)	7,463	7,461
other variations	-	2,920	2,920
Changes	(748,689)	4,505	(744,184)
Closing balance as of December 31,2022	2,134,972	81,482	2,216,454

(*)	As of December 31, 2022 these correspond to anticipated lease terminations. For December 31, 2021 these correspond to fleet rejections.

(**)	Corresponds to the effect of emergence from Chapter 11 ThUS$679,273 associated with claims (Derecognition of assets for right of use for ThUS$639,728 (See Note 24 (4)) and conversion of Notes for ThUS$39,545) and ThUS$316,615 due to IBR rate change.

The company recognizes the interest payments related to the lease liabilities in the consolidated result under Financial expenses (See Note 26 (c)).

(c)	Hedge derivatives

	Current liabilities		Non-current liabilities		Total hedge derivatives
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2022	2021	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Fair value of interest rate derivatives	-	2,734	-	-	-	2,734

Total hedge derivatives	-	2,734	-	-	-	2,734

(d)	Derivatives that do not qualify for hedge accounting

	Current liabilities		Non-current liabilities		Total derivatives of no coverage
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2022	2021	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Derivative of foreign currency not registered as hedge	-	2,937	-	-	-	2,937

Total derived not qualify as hedge accounting	-	2,937	-	-	-	2,937

The foreign currency derivatives correspond to options, forwards and swaps.

Hedging operation

The fair values of net assets/ (liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

	As of	As of
	December 31,	December 31,
	2022	2021
	ThUS$	ThUS$

Interest rate swaps (1)	8,816	(2,734)
Fuel options (2)	12,594	17,641
Foreign currency derivative R$/US$ (3)	191	-

(1)	They cover the significant variations in the cash flows associated with the market risk implicit in the increases in the 3-month LIBOR interest rate, SOFR, among others, for long-term loans originated by the acquisition or rental of aircraft and Bank credits. These contracts are recorded as cash flow hedge contracts.

(2)	Hedge significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.

(3)	Hedge significant variations in expected cash flows associated with the market risk implicit in changes in exchange rates, particularly the BRL/R$. These contracts are recorded as cash flow hedge contracts.

The Company only maintains cash flow hedges. In the case of fuel hedges, the cash flows subject to such hedges will occur and will impact results in the next 12 months from the date of the consolidated statement of financial position.

All hedging operations have been performed for highly probable transactions, except for fuel hedge. See Note 3.

See Note 24 (h) for reclassification to profit or loss for each hedging operation and Note 17 (b) for deferred taxes related.

NOTE 19 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of	As of
	December 31,	December 31,
	2022	2021
	ThUS$	ThUS$

Current
(a) Trade and other accounts payables	1,248,790	1,945,731
(b) Accrued liabilities	379,202	2,893,520
Total trade and other accounts payables	1,627,992	4,839,251

(a)	Trade and other accounts payable:

	As of	As of
	December 31,	December 31,
	2022	2021
	ThUS$	ThUS$

Trade creditors	967,468	1,439,929
Other accounts payable	281,322	505,802
Total	1,248,790	1,945,731

The details of Trade and other accounts payables are as follows:

	As of	As of
	December 31,	December 31,
	2022	2021
	ThUS$	ThUS$

Maintenance	108,402	375,144
Suppliers technical purchases	136,594	328,811
Professional services and advisory	131,991	129,682
Boarding Fees	209,370	171,128
Leases, maintenance and IT services	81,119	143,586
Handling and ground handling	126,464	176,142
Aircraft Fuel	52,606	77,171
Other personnel expenses	124,000	90,410
Airport charges and overflight	90,386	104,241
Marketing	37,351	49,865
Services on board	43,349	56,072
Air companies	14,496	11,250
Crew	11,428	12,007
Bonus Payable	9,450	11,144
Land services	3,049	6,553
Jol Fleet	-	9,891
Others	68,735	192,634
Total trade and other accounts payables	1,248,790	1,945,731

(b)	Liabilities accrued:

	As of	As of
	December 31,	December 31,
	2022	2021
	ThUS$	ThUS$

Aircraft and engine maintenance (1)	184,753	1,166,181
Accrued personnel expenses	81,857	59,327
Accounts payable to personnel (2)	74,802	58,153
Other agreed claims (3)	-	1,575,005
Others accrued liabilities	37,790	34,854
Total accrued liabilities	379,202	2,893,520

(1)	As of December 31, 2021, these amounts include some claims agreed with aircraft lessors related to maintenance in addition to agreed fleet claims, both associated with the negotiations resulting from the Chapter 11 procedure.The balances of commercial accounts and other accounts payable for 2021, include the amounts that were part of the reorganization agreement, as a result of the entry into the Chapter 11 Procedure on May 26, 2020, and on July 9 for the subsidiaries of LATAM in Brazil. These balances were paid upon exit from Chapter 11, from November to December 2022.

(2)	Participation in profits and bonuses (Note 22 letter b).

(3)	For the other agreed claims, ThUS$ 26,145 were compensated with Convert G and ThUS$ 1,548,860 with Convert I.

NOTE 20 - OTHER PROVISIONS

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2022	2021	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Provision for contingencies (1)
Tax contingencies	8,733	24,330	617,692	490,217	626,425	514,547
Civil contingencies	5,490	3,154	119,483	92,955	124,973	96,109
Labor contingencies	350	388	175,212	98,254	175,562	98,642
Other	-	-	13,180	21,855	13,180	21,855
Provision for European
Commission investigation (2)	-	-	2,397	9,300	2,397	9,300
Total other provisions (3)	14,573	27,872	927,964	712,581	942,537	740,453

(1)	Provisions for contingencies:

The tax contingencies correspond to litigation and tax criteria related to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage.

The civil contingencies correspond to different demands of civil order filed against the Company.

The labor contingencies correspond to different demands of labor order filed against the Company.

The Provisions are recognized in the consolidated income statement in administrative expenses or tax expenses, as appropriate.

(2)	Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.

(3)	Total other provision as of December 31, 2022, and December 31, 2021, include the fair value of the contingencies arising at the time of the business combination with TAM S.A and subsidiaries, with a probability of loss under 50%, which wold not be provided for except in the context of a business combination in accordance with IFRS 3.

Movement of provisions:

		European
	Legal	Commission	Onerous
	claims (1)	Investigation (2)	Contracts	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2021	558,036	10,097	44,000	612,133
Increase in provisions	403,229	-	-	403,229
Provision used	(84,497)	-	-	(84,497)
Difference by subsidiaries conversion	(25,531)	-	-	(25,531)
Reversal of provision	(119,029)	-	(44,000)	(163,029)
Exchange difference	(1,055)	(797)	-	(1,852)
Closing balance as of December 31, 2021	731,153	9,300	-	740,453

Opening balance as of January 1, 2022	731,153	9,300	-	740,453
Increase in provisions	687,558	-	-	687,558
Provision used	(63,087)	-	-	(63,087)
Difference by subsidiaries conversion	28,655	-	-	28,655
Reversal of provision	(427,979)	(6,630)	-	(434,609)
Exchange difference	(16,160)	(273)	-	(16,433)

Closing balance as of December 31, 2022	940,140	2,397	-	942,537

(1)	Accumulated balances include a judicial deposit delivered in guarantee, with respect to the “Fundo Aeroviario” (FA), for MUS$ 74, made in order to suspend the collection and the application of a fine. The Company is discussing in Court the constitutionality of the requirement made by FA calculated at the ratio of 2.5% on the payroll in a legal claim. Initially the payment of said contribution was suspended by a preliminary judicial decision and about 10 years later, this same decision was reversed. As the decision is not final, the Company has deposited the amounts until that date, in order to avoid collection processing and the application of the fine.

Finally, if the final decision is favorable to the Company, the deposit made and payments made later will return to TAM. On the other hand, if the court confirms the first decision, said deposit will become a final payment in favor of the Government of Brazil. The procedural stage as of December 31, 2022 is described in Note 30 under in the Role of the case 2001.51.01.012530-0.

(2)	European Commission Provision

Provision constituted on the occasion of the process initiated in December 2007 by the General Competition Directorate of the European Commission against more than 25 cargo airlines, among which is Lan Cargo SA, which forms part of the global investigation initiated in 2006 for possible infractions of free competition in the air cargo market, which was carried out jointly by the European and United States authorities.

With respect to Europe, the General Directorate of Competition imposed fines totaling €799,445,000 (seven hundred and ninety-nine million four hundred and forty-five thousand Euros) for infractions of European Union regulations on free competition against eleven (11) airlines, among which are LATAM Airlines Group SA and its subsidiary Lan Cargo S.A .,For its part, LATAM Airlines Group S.A. and Lan Cargo S.A., jointly and severally, have been fined for the amount of € 8,220,000 (eight million two hundred twenty thousand euros), for these infractions, an amount that was provisioned in the financial statements of LATAM. On January 24, 2011, LATAM Airlines Group S.A. and Lan Cargo S.A. They appealed the decision before the Court of Justice of the European Union. On December 16, 2015, the European Court resolved the appeal and annulled the Commission’s Decision. The European Commission did not appeal the judgment, but on March 17, 2017, the European Commission again adopted its original decision to impose on the eleven lines original areas, the same fine previously imposed, amounting to a total of € 776,465,000 Euros. In the case of LAN Cargo and its parent, LATAM Airlines Group S.A. imposed the same fine mentioned above. On May 31, 2017 Lan Cargo S.A. and LATAM Airlines Group S.A. requested the annulment of this Decision to the General Court of the European Union. We presented our defense in December 2017. On July 12, 2019, we participated in a hearing before the European Court of Justice in which we confirmed our request for annulment of the decision or a reduction in the amount of the fine instead. On March 30, 2022, the European Court issued its ruling and reduced the amount of our fine from € 8,220,000 Euros to € 2,240,000 Euros. This ruling can be appealed by both parties before June 15, 2022. Likewise, on December 17, 2020, the European Commission had presented a proof of claim for the total amount of the fine of € 8,220,000 Euros before the Court of New York dealing with the financial reorganization procedure requested by LATAM Airlines Group, S.A. and LAN Cargo, S.A. (Chapter 11) in May 2020. The amount of this claim could be modified subject to the eventual appeal of the ruling of the European Court. The procedural stage as of December 31, 2022 is described in Note 30 in section 2 lawsuits received by LATAM Airlines Group S.A. and Subsidiaries.

NOTE 21 - OTHER NON-FINANCIAL LIABILITIES

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2022	2021	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Deferred revenues (1)(2)	2,533,081	2,273,137	420,208	512,056	2,953,289	2,785,193
Sales tax	7,194	3,870	-	-	7,194	3,870
Retentions	40,810	31,509	-	-	40,810	31,509
Other taxes	12,045	4,916	-	-	12,045	4,916
Other sundry liabilities	49,121	19,144	-	-	49,121	19,144
Total other non-financial liabilities	2,642,251	2,332,576	420,208	512,056	3,062,459	2,844,632

Deferred Income Movement

		Deferred income
				Loyalty
		(1)		program (Award and	Expiration of	Translation	Others	Final
	Initial balance	Recognition	Use	redeem)	tickets	Difference	provisions	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to December 31, 2021	2,738,888	4,221,168	(4,053,345)	(12,091)	(114,227)	-	4,800	2,785,193

From 1 de January to December 31, 2022	2,785,193	9,772,469	(9,077,188)	(241,201)	(314,027)	4,585	23,458	2,953,289

(1)	The balance includes mainly, deferred income for services not provided as of December 31, 2022 and December 31, 2021 and for the frequent flyer LATAM Pass program.

LATAM Pass is LATAM’s frequent flyer program that allows rewarding the preference and loyalty of its customers with multiple benefits and privileges, through the accumulation of miles or points that can be exchanged for tickets or for a varied range of products and services. Clients accumulate miles or LATAM Pass points every time they fly in LATAM and other airlines associated with the program, as well as by buying in stores or use the services of a vast network of companies that have agreements with the program around the world.

(2)	As of December 31, 2022, Deferred Income includes ThUS$ 41,318 related to the compensation from Delta Air Lines, Inc., which is recognized in the income statement based on the estimation of income differentials until the implementation of the strategic alliance. During the period, the Company has recognized ThUS $ 30,408 within the income statement related with this compensation.

Additionally, as of December 31, 2021, the Company maintains a balance of ThUS $ 29,507 in Trade accounts payable of the Statement of Financial Position, corresponding to the compensation of costs to be incurred.

NOTE 22 - EMPLOYEE BENEFITS

	As of	As of
	December, 31,	December 31,
	2022	2021
	ThUS$	ThUS$

Retirements payments	45,076	35,075
Resignation payments	6,365	5,817
Other obligations	42,047	15,341
Total liability for employee benefits	93,488	56,233

(a) The movement in retirements, resignations and other obligations:

		Increase (decrease)		Actuarial
	Opening	current service	Benefits	(gains)	Currency	Closing
	balance	provision	paid	losses	translation	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to December 31, 2021	74,116	(11,391)	(5,136)	10,018	(11,374)	56,233
From January 1 to December 31, 2022	56,233	53,254	(4,375)	(9,935)	(1,689)	93,488

The main assumptions used in the calculation of the provision in Chile are presented below:

	For the period ended
	December 31,
Assumptions	2022	2021

Discount rate	5.37%	5.81%
Expected rate of salary increase	5.23%	3.00%
Rate of turnover	5.14%	5.14%
Mortality rate	RV-2014	RV-2014
Inflation rate	3.61%	3.44%
Retirement age of women	60	60
Retirement age of men	65	65

The discount rate is based on the bonds issued by the Central Bank of Chile with a maturity of 20 years. The RV-2014 mortality tables correspond to those established by the Commission for the Financial Market of Chile. The inflation rates are based on the yield curves of the long term nominal and inflation adjusted bonds issued by the Central Bank of Chile.

The calculation of the present value of the defined benefit obligation is sensitive to the variation of some actuarial assumptions such as discount rate, salary increase, rotation and inflation.

The sensitivity analysis for these variables is presented below:

	Effect on the liability
	As of	As of
	December 31,	December 31,
	2022	2021
	ThUS$	ThUS$

Discount rate
Change in the accrued liability an closing for increase in 100 p.b.	(3,308)	(2,642)
Change in the accrued liability an closing for decrease of 100 p.b.	3,724	2,959
Rate of wage growth
Change in the accrued liability an closing for increase in 100 p.b.	3,520	2,849
Change in the accrued liability an closing for decrease of 100 p.b.	(3,216)	(2,613)

(b)	The liability for short-term:

	As of	As of
	December 31,	December 31,
	2022	2021
	ThUS$	ThUS$

Profit-sharing and bonuses (*)	74,802	58,153

(*)	Accounts payables to employees (Note 19 letter b)

The participation in profits and bonuses related to an annual incentive plan for achievement of certain objectives.

(c)	Employment expenses are detailed below:

	For the period ended
	December 31,
	2022	2021
	ThUS$	ThUS$

Salaries and wages	(1,024,304)	(825,792)
Short-term employee benefits	(121,882)	(122,650)
Other personnel expenses	(120,150)	(93,457)
Total	(1,266,336)	(1,041,899)

NOTE 23 - ACCOUNTS PAYABLE, NON-CURRENT

	As of	As of
	December 31,	December 31,
	2022	2021
	ThUS$	ThUS$

Aircraft and engine maintenance	249,710	276,816
Fleet (JOL)	40,000	124,387
Airport and Overflight Taxes	19,866	26,321
Provision for vacations and bonuses	16,539	14,545
Other sundry liabilities	169	30,357
Total accounts payable, non-current	326,284	472,426

NOTE 24 - EQUITY

(a)	Capital

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The paid capital of the Company at December 31, 2022 amounts to ThUS$ 13,298,486 divided into 605,231,854,725 common stock of a same series (ThUS$ 3,146,265 divided into 606,407,693 shares as of December 31, 2021), a single series nominative, ordinary character with no par value. The total number of authorized shares of the Company December, 31, 2022, corresponds to 606.407.693.000 shares. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of the Corporate Law and its regulations.

At the Company’s Extraordinary Shareholders’ Meeting held on July 5, 2022, it was agreed to increase the Company’s capital by US$ 10,293,269,524 through the issuance of 73,809,875,794 paid shares and 531,991,409,513 backup shares, all ordinary, of the same and single series, without par value, of which: (a) US$ 9,493,269,524 represented by 531,991,409,513 new shares, to be used to respond to the conversion of the Convertible Notes, according to this term is defined below (the “Support Shares”); and (b) US$800,000,000 represented by 73,809,875,794 new paid shares (the “New Paid Shares”), to be offered preferentially to shareholders. On September 12, 2022, the preferential placement of the convertible notes and, in turn, of the new paid shares began, ending on the following dates, as explained below:

1.	On October 12, 2022 expired the 30-day preemptive rights offering period (the “POP”) of (i) the 73,809,875,794 new paid shares, issued and registered in the Securities Registry of the Comisión para el Mercado Financiero (“CMF”) (the “ERO”); and (ii) US$1,257,002,540 notes convertible into shares Serie G, the US$1,372,839,695 notes convertible into shares Serie H, and the US$6,863,427,289 notes convertible into shares Serie I, all registered in the Securities Registry of the CMF (jointly, the “Convertible Notes”).

2.	On October 13, 2022, the second round (the “Second Round”) of subscription of the ERO has taken place, in which had the right to participate, the shareholders (or their assignees) that subscribed ERO in the POP and expressed to LATAM, at the time of the subscription, their intention to participate in the Second Round.

3.	As previously reported, the Remainder will be placed, in compliance with the applicable laws and regulations, according to the rules governing the offering of the ERO and the Convertible Notes, as provided in Article 10 of the Regulations of the Corporations Law. Such placement includes, among other things, the placement of a portion of the Remainder with (i) a group of unsecured creditors of LATAM represented by Evercore and certain holders of Chilean notes issued by LATAM (collectively, the “Backstop Creditors”); and (ii) Delta Air Lines, Inc., Qatar Airways Investments (UK) Ltd. and the Cueto group (collectively, the “Backstop Shareholders”;and them jointly with the Backstop Creditors, the “Backstop Parties”) according to the rules of their respective backstop commitment agreements (the “Backstop Agreements”).

4.	For purposes of the above, the Company will exercise its rights under the Backstop Agreements and will therefore require the Backstop Parties to subscribe and pay their respective portion of the Remainder, as provided in such agreements. Given the funding period contemplated in the Backstop Agreements, the Company managed to exit the Chapter 11on November 3, 2022. Consequently, on this same date the Company, together with its various subsidiaries that were part of the Chapter 11 Procedure, have emerged from bankruptcy. (See Note 2, c).

5.	As part of the implementation of its Reorganization Plan within the framework of the exit from Chapter 11, LATAM issued US$800 million in new paid shares and US$9,493 million through the issue of three classes of notes convertible into Company shares, equivalent to a total of 605,801,285,307 paid shares. As of December 31, 2022, from the aforementioned capital increase, 604,625,447,032 shares were subscribed and paid, equivalent to ThUS$ 10,152,221 and issuance and placement costs of ThUS$ 810,279 were incurred, which are currently presented under other reserve and will be reclassified to “share capital” upon approval for such transfer during the next Extraordinary Shareholders’ Meeting.

(b) Movement of authorized shares

The following table shows the movement of the authorized, fully paid shares and back-up shares to be delivered in the event that the respective conversion option is exercised under the convertible notes currently issued by the Company:

	as of December 31, 2022				as of December 31, 2021
	N° of authorized shares	N° of Subscribed of shares and paid or delivered pursuant to the exercise of the conversion option	N° of convertible notes back-up shares pending to place	N° of shares to subscribe or not used	N° of authorized shares	N° of subscribed shares and paid	N° of shares to subscribe or not used
Opening Balance	606,407,693	606,407,693	-	-	606,407,693	606,407,693	-
New shares issued	73,809,875,794	73,809,875,794	-	-	-	-	-
Convertible Notes G	19,992,142,087	18,820,511,197	960,098	1,170,670,792	-	-	-
Convertible Notes H	126,661,409,136	126,657,203,849	4,205,287	-	-	-	-
Convertible Notes I	385,337,858,290	385,337,856,192	-	2,098	-	-	-
Subtotal	605,801,285,307	604,625,447,032	5,165,385	1,170,672,890	-	-	-
Closing Balance	606,407,693,000	605,231,854,725	5,165,385	1,170,672,890	606,407,693	606,407,693	-

(c) Share capital

The following table shows the movement of share capital:

Movement fully paid shares

Paid- in
Capital
ThUS$
Initial balance as of January 1, 2021	3,146,265
There are no movements of shares paid
during the 2021 period	-
Ending balance as of December 31, 2021	3,146,265
Initial balance as of January 1, 2022	3,146,265
New shares issued (ERO)	800,000
Conversion options of convertible notes exercised during the year - Convertible Notes G (1)	1,115,996
Conversion options of convertible notes exercised during the year - Convertible Notes H	1,372,798
Conversion options of convertible notes exercised during the year - Convertible Notes I (2)	6,863,427
Subtotal	10,152,221
Ending balance as of December 31, 2022	13,298,486

(1)	It only includes Convertible Notes issued in exchange for the settlement of Chapter 11 claims.

(2)	Part of the Convertible Notes received in cash and the rest in exchange for the settlement of Chapter 11 claims.

(d) Treasury stock

At December 31, 2022, the Company held no treasury stock. The remaining of ThUS$ (178) corresponds to the difference between the amount paid for the shares and their book value, at the time of the full right decrease of the shares which held in its portfolio.

(e) Other equity- Value of conversion right - Convertible Notes

(e.1) Notes subscription

The Convertible Notes were issued to be place in exchange for a cash contribution, in exchange for settlement of Chapter 11 Proceeding or a combination of both. Convertible Notes issued in exchange for cash were valued at fair value (the cash received). Notes issued in exchange for settlement of Chapter 11 claims were valued considering the discount that each group of liabilities settled on at the emergence date. The table below shows the 3 Convertible Notes at their nominal values, the adjustment, if any, to arrive at their fair values and the amount of transaction costs. The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. The equity portion is recognized under Other equity at the time the Convertible Notes are issued.

	Convertible	Convertible	Convertible	Total Convertible
Concepts	Notes G	Notes H	Notes I	Notes
	THUS$	THUS$	THUS$	THUS$
Face Value	1,115,996	1,372,837	6,863,427	9,352,260
Adjustment to fair value
Convertible Notes at the date of issue	(923,616)	-	(2,686,854)	(3,610,470)
Issuance cost	-	(24,812)	(705,467)	(730,279)
Subtotal	(923,616)	(24,812)	(3,392,321)	(4,340,749)
Fair Value of Notes	192,380	1,348,025	3,471,106	5,011,511
Debt component at the date of issue		(102,031)	-	(102,031)
Equity component at the date of issue	192,380	1,245,994	3,471,106	4,909,480

(e.2) Conversion of notes into shares

As of December 31, 2022, the following notes have been converted into shares:

	Convertible	Convertible	Convertible	Total Convertible
Concepts	Notes G	Notes H	Notes I	Notes
	ThUS$	ThUS$	ThUS$	ThUS$
Conversion percentage	100.000%	99.997%	100.000%
Conversion option of convertible notes exercised	1,115,996	1,270,767	6,863,427	9,250,190
Converted debt component	-	102,031	-	102,031
Total Converted Notes	1,115,996	1,372,798	6,863,427	9,352,221

The conversion option from the issuance of convertible notes classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument (i.e. convertible notes) as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. As of December 31, 2022, the portion not converted into equity corresponds to ThUS$39.

(e.3) The Convertible Notes

The contractual conditions of the G, H and I Convertible Notes consider the delivery of a fixed number of shares of LATAM Airlines Group S.A. at the time of settlement of the conversion option of each of them. The foregoing determined the classification of convertible notes as equity instruments, with the exception of Bond H, which considers, in addition to the delivery of a fixed number of shares, the payment of 1% annual interest with certain conditions for its payment and its accrual from 60 days after the exit Date. The payment of this interest gives rise to the recognition of a liability component for the class H convertible notes.

At the date of issue, the fair value of the liability component in the amount of ThUS$ 102,031 was estimated using the prevailing market interest rate for similar non-convertible instruments.

Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortized over the period of the convertible notes using the effective interest method. At December 31, 2022, the debt portion was converted into equity. Transaction costs relating to the equity component are recognised as part of Other reserves within Equity.

(f) Reserve of share- based payments

Movement of Reserves of share- based payments:

	Opening	Stock	Closing
Periods	balance	option plan	balance
	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2021	37,235	-	37,235
From January 1 to December 31, 2022	37,235	-	37,235

These reserves are related to the “Share-based payments” explained in Note 33.

(g) Other sundry reserves

Movement of Other sundry reserves:

Periods	Opening balance	Transactions with non-controlling interest	Legal reserves	Other sundry reserves	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2021	2,452,019	(3,383)	(538)	-	2,448,098
From January 1 to December 31, 2022	2,448,098	-	-	(4,420,749)	(1,972,651)

Balance of Other sundry reserves comprise the following:

	As of	As of
	December 31,	December 31,
	2022	2021
	ThUS$	ThUS$
Higher value for TAM S.A. share exchange (1)	2,665,692	2,665,692
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620
Transactions with non-controlling interest (3)	(216,656)	(216,656)
Adjustment to the fair value of the New Convertible Notes (4)	(3,610,470)	-
Cost of issuing shares and New Convertible Notes (5)	(810,279)	-
Others	(3,558)	(3,558)
Total	(1,972,651)	2,448,098

(1)	Corresponds to the difference between the value of the shares of TAM S.A., acquired by Sister Holdco S.A. (under the Subscriptions) and by Holdco II S.A. (by virtue of the Exchange Offer), which is recorded in the declaration of completion of the merger by absorption, and the fair value of the shares exchanged by LATAM Airlines Group S.A. as of June 22, 2012.

(2)	Corresponds to the technical revaluation of the fixed assets authorized by the Commission for the Financial Market in the year 1979, in Circular No. 1529. The revaluation was optional and could be made only once; the originated reserve is not distributable and can only be capitalized.

(3)	The balance as of December 31, 2022 corresponds to the loss generated by: Lan Pax Group S.A. e Inversiones Lan S.A. in the acquisition of shares of Aerovías de Integración Regional Aires S.A. for ThUS $ (3,480) and ThUS $ (20), respectively; the acquisition of TAM S.A. of the minority interest in Aerolinhas Brasileiras S.A. for ThUS $ (885), the acquisition of Inversiones Lan S.A. of the minority participation in Aires Integra Regional Airlines S.A. for an amount of ThUS $ (2) and the acquisition of a minority stake in Aerolane S.A. by Lan Pax Group S.A. for an amount of ThUS $ (21,526) through Holdco Ecuador S.A. (3) The loss due to the acquisition of the minority interest of Multiplus S.A. for ThUS $ (184,135) (see Note 1), (4) and the acquisition of a minority interest in LATAM Airlines Perú S.A through LATAM Airlines Group S.A for an amount of ThUS $ (3,225) and acquisition of the minority stake in LAN Argentina S.A. and Inversora Cordillera through Transportes Aéreos del Mercosur S.A. for an amount of ThUS $ (3,383).

(4)	The adjustment to the fair value of the Convertible Notes issued in exchange for settlement of Chapter 11 claims was valued considering the discount that each group of liabilities settled on at the emergence date. These relate to: gain on the haircut for the accounts payable and other accounts payable for ThUS$2,550,306 (see note 26d), gain on the haircut for the financial liabilities for ThUS$420,436 (see note 26e) and gain on the haircut of lease liabilities which is booked against the right of use asset for THUS$639,728.

(5)	Corresponds to 20% of the sum of the commitment of new funds of the Backstop Parties under the Series I Convertible Bonds and the New Paid Shares, plus additional costs for extension of the Backstop agreement.

(h) Reserves with effect in other comprehensive income.

Movement of Reserves with effect in other comprehensive income:

	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) on change on value of time value of options	Actuarial gain or loss on defined benefit plans reserve	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2020	(2,890,287)	56,892	-	(22,940)	(2,856,335)
Change in fair value of hedging instrument recognised in OCI	-	(105,776)	-	-	(105,776)
Reclassified from OCI to profit or loss	-	(13,016)	-	-	(13,016)
Deferred tax	-	959	-	-	959
Actuarial reserves by employee benefit plans	-	-	-	(3,968)	(3,968)
Deferred tax actuarial IAS by employee benefit plans	-	-	-	923	923
Translation difference subsidiaries	(900,226)	-	-	-	(900,226)
Closing balance as of December 31, 2020	(3,790,513)	(60,941)	-	(25,985)	(3,877,439)
Increase (decrease) due to application of new accounting standars	-	380	(380)		-
Opening balance as of January 1, 2021	(3,790,513)	(60,561)	(380)	(25,985)	(3,877,439)
Change in fair value of hedging instrument recognised in OCI	-	39,602	(23,692)	-	15,910
Reclassified from OCI to profit or loss	-	(16,641)	6,509	-	(10,132)
Deferred tax	-	(58)	-	-	(58)
Actuarial reserves by employee benefit plans	-	-	-	10,017	10,017
Deferred tax actuarial IAS by employee benefit plans	-	-	-	(2,782)	(2,782)
Translation difference subsidiaries	18,354	(732)	-	-	17,622
Closing balance as of December 31, 2021	(3,772,159)	(38,390)	(17,563)	(18,750)	(3,846,862)
Opening balance as of January 1, 2022	(3,772,159)	(38,390)	(17,563)	(18,750)	(3,846,862)
Change in fair value of hedging instrument recognised in OCI	-	51,323	(23,845)	-	27,478
Reclassified from OCI to profit or loss	-	31,293	19,946	-	51,239
Reclassified from OCI to the value of the hedged asset	-	(8,143)	-	-	(8,143)
Deferred tax	-	(235)	-	-	(235)
Actuarial reserves by employee benefit plans	-	-	-	(9,933)	(9,933)
Deferred tax actuarial IAS by employee benefit plans	-	-	-	566	566
Translation difference subsidiaries	(33,401)	694	(160)	-	(32,867)
Closing balance as of December 31, 2022	(3,805,560)	36,542	(21,622)	(28,117)	(3,818,757)

(h.1) Cumulative translate difference

These are originated from exchange differences arising from the translation of any investment in foreign entities (or Chilean investments with a functional currency different to that of the parent), and from loans and other instruments in foreign currency designated as hedges for such investments. When the investment (all or part) is sold or disposed and a loss of control occurs, these reserves are shown in the consolidated statement of income as part of the loss or gain on the sale or disposal. If the sale does not involve loss of control, these reserves are transferred to non-controlling interests

(h.2) Cash flow hedging reserve

These are originated from the fair value valuation at the end of each period of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted, and the corresponding results recognized.

(h.3) Reserves of actuarial gains or losses on defined benefit plans

Correspond to the increase or decrease in the present value obligation for defined benefit plans due to changes in actuarial assumptions, and experience adjustments, which are the effects of differences between the previous actuarial assumptions and the actual events that have occurred.

(i) Retained earnings/(losses)

Movement of Retained earnings/(losses):

Periods	Opening balance	Result for the period	Dividends	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2021	(4,193,615)	(4,647,491)	-	(8,841,106)
From January 1 to December 31, 2022	(8,841,106)	1,339,210	-	(7,501,896)

(j) Dividends per share

During the years 2022 and 2021 no dividends have been paid.

NOTE 25 - REVENUE

The detail of revenues is as follows:

	For the year ended
	December 31,
	2022	2021
	ThUS$	ThUS$
Passengers	7,636,429	3,342,381
Cargo	1,726,092	1,541,634
Total	9,362,521	4,884,015

NOTE 26 - COSTS AND EXPENSES BY NATURE

(a) Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	For the year ended
	December 31,
	2022	2021
	ThUS$	ThUS$
Aircraft fuel	(3,882,505)	(1,487,776)
Other rentals and landing fees	(1,036,158)	(755,188)
Aircraft Maintenance	(582,848)	(533,738)
Aircraft rental (*)	(202,845)	(120,630)
Comisions	(167,035)	(89,208)
Passenger services	(184,357)	(77,363)
Other operating expenses	(1,136,490)	(959,427)
Total	(7,192,238)	(4,023,330)

(*)	During 2021, the Company amended its Aircraft Lease Contracts to include lease payments based on Power by the Hour (PBH) at the beginning of the contract and fixed-rent payments later on. For these contracts that contain an initial period based on PBH and then a fixed amount, a right of use asset and a lease liability was recognized at the date of modification of the contract. These amounts continue to be amortized over the contract term on a straight-line basis starting from the modification date of the contract. Therefore, as a result of the application of the lease accounting policy, the expenses for the year include both the lease expense for variable payments (Aircraft Rentals) as well as the expenses resulting from the amortization of the right of use assets (included in the Depreciation line included in b) below) and interest from the lease liability (included in Lease Liabilities letter c) below)

	For the year ended
	December 31,
	2022	2021
	ThUS$	ThUS$
Payments for leases of low-value assets	(17,959)	(19,793)
Rent concessions recognized directly in profit or loss	-	-
Total	(17,959)	(19,793)

(b)	Depreciation and amortization

Depreciation and amortization are detailed below:

	For the year ended
	December 31,
	2022	2021
	ThUS$	ThUS$
Depreciation (*)	(1,125,154)	(1,114,232)
Amortization	(54,358)	(51,162)
Total	(1,179,512)	(1,165,394)

(*)	Included within this amount is the depreciation of the Property, plant and equipment (See Note 16 (a)) and the maintenance of the aircraft recognized as right of use assets. The maintenance cost amount included in the depreciation line for the period ended December 31, 2022 is ThUS$ 463,306 (ThUS $ 351,701 for the same period in 2021).

(c)	Financial costs

The detail of financial costs is as follows:

	For the year ended
	December 31,
	2022	2021
	ThUS$	ThUS$
Bank loan interests	(714,310)	(580,193)
Financial leases	(45,384)	(46,679)
Lease liabilities	(152,132)	(121,147)
Other financial instruments	(30,577)	(57,525)
Total	(942,403)	(805,544)

Costs and expenses by nature presented in this note plus the Employee expenses disclosed in Note 22, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

(d)	Gain (losses) from restructuring activities

Gains (losses) from restructuring activities are detailed below:

	For the year ended
	December 31,
	2022	2021
	ThUS$	ThUS$
Renegotiation of fleet contracts	(483,068)	(516,559)
Legal advice	(323,204)	(91,870)
Employee reestructuring plan (*)	(80,407)	(46,938)
Rejection of fleet contracts	-	(1,564,973)
Rejection of IT contracts	(2,586)	(26,368)
Adjustment net realizable value fleet available for sale	-	(73,595)
Gains resulting from the settlement of Chapter 11 claims (**)	2,550,306	-
Others	18,893	(16,879)
Total	1,679,934	(2,337,182)

(*)	See note 2.1, c.
(**)	See Note 24 (g)

(e)	Financial income

Financial income is detailed below:

	For the year ended
	December 31,
	2022	2021
	ThUS$	ThUS$
Financial claims (*)	491,326	-
Gains resulting from the settlement of Chapter 11 claims (**)	420,436	-
Finance lease rate change effect	49,824	-
Other miscellaneous income	90,709	21,107
Total	1,052,295	21,107

(*)	See Note 34 (a.4.)
(**)	See Note 24 (g)

(f)	Other (gains) losses

Other (gains) losses are detailed below:

	For the year ended
	December 31,
	2022	2021
	ThUS$	ThUS$
Provision for onerous contract related to purchase commitment	-	44,000
Adjustment net realizable value fleet available for sale	(345,410)	-
Other	(1,667)	(13,326)
Total	(347,077)	30,674

NOTE 27 - OTHER INCOME, BY FUNCTION

Other income, by function is as follows:

	For the year ended
	December 31,
	2022	2021
	ThUS$	ThUS$
Tours	24,068	11,209
Aircraft leasing	18,164	6,852
Customs and warehousing	30,323	27,089
Maintenance	7,995	15,602
Income from non-airlines products latam pass	23,954	40,481
Other miscellaneous income (*)	49,782	126,098
Total	154,286	227,331

(*)	Included within this amount are ThUS$30,408 in December 2022 and ThUS$118,188 in December 2021 related to the compensation of Delta Air Lines Inc. for the JBA signed in 2019.

NOTE 28 - FOREIGN CURRENCY AND EXCHANGE RATE DIFFERENCES

The functional currency of LATAM Airlines Group S.A. is the US dollar, LATAM has subsidiaries whose functional currency is different to the US dollar, such as the chilean peso, argentine peso, colombian peso, brazilian real and guaraní.

The functional currency is defined as the currency of the primary economic environment in which an entity operates. For each entity and all othercurrencies are defined as a foreign currency.

Considering the above, the balances by currency mentioned in this note correspond to the sum of foreign currency of each of the entities that are part of the LATAM Airlines Group S.A. and Subsidiaries.

Following are the current exchange rates for the US dollar, on the dates indicated:

	As of December 31,
	2022	2021
Argentine peso	177.12	102.75
Brazilian real	5.29	5.57
Chilean peso	855.86	844.69
Colombian peso	4,845.35	4,002.52
Euro	0.93	0.88
Australian dollar	1.47	1.38
Boliviano	6.86	6.86
Mexican peso	19.50	20.53
New Zealand dollar	1.58	1.46
Peruvian Sol	3.81	3.98
Paraguayan Guarani	7,332.2	6,866.4
Uruguayan peso	39.71	44.43

Foreign currency

The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

	As of	As of
	December 31,	December 31,
Current assets	2022	2021
	ThUS$	ThUS$

Cash and cash equivalents	265,371	262,886
Argentine peso	6,712	6,440
Brazilian real	3,355	9,073
Chilean peso	17,591	9,759
Colombian peso	8,415	4,745
Euro	19,361	7,099
U.S. dollar	168,139	195,264
Other currency	41,798	30,506

Other financial assets, current	14,530	12,728
Argentine peso	3	4
Brazilian real	24	4
Chilean peso	5,778	4,440
Colombian peso	93	111
Euro	2,483	1,720
U.S. dollar	5,709	5,242
Other currency	440	1,207

	As of	As of
	December 31,	December 31,
Current assets	2022	2021
	ThUS$	ThUS$

Other non - financial assets, current	19,425	34,613
Argentine peso	381	5,715
Brazilian real	2,303	1,488
Chilean peso	3,341	20,074
Colombian peso	544	121
Euro	622	1,936
U.S. dollar	4,369	1,106
Other currency	7,865	4,173

Trade and other accounts receivable, current	127,666	144,367
Argentine peso	25,035	6,850
Brazilian real	10,669	53
Chilean peso	31,258	47,392
Colombian peso	176	455
Euro	12,506	24,548
U.S. dollar	9,584	43,418
Other currency	38,438	21,651

Accounts receivable from related entities, current	138	502
Chilean peso	31	19
U.S. dollar	107	483

Tax current assets	15,623	8,674
Argentine peso	186	322
Brazilian real	669	47
Chilean peso	1,569	681
Colombian peso	1,921	1,618
Euro	68	70
U.S. dollar	2	406
Peruvian sun	10,300	4,450
Other currency	908	1,080

Total current assets	442,753	463,770
Argentine peso	32,317	19,331
Brazilian real	17,020	10,665
Chilean peso	59,568	82,365
Colombian peso	11,149	7,050
Euro	35,040	35,373
U.S. Dollar	187,910	245,919
Other currency	99,749	63,067

	As of	As of
	December 31,	December 31,
Non-current assets	2022	2021
	ThUS$	ThUS$
	Unaudited

Other financial assets, non-current	13,366	10,700
Brazilian real	3,495	3,326
Chilean peso	69	62
Colombian peso	1,344	231
Euro	4,308	2,384
U.S. dollar	2,050	2,524
Other currency	2,100	2,173

Other non - financial assets, non-current	11,909	12,197
Argentine peso	12	32
Brazilian real	8,082	6,924
U.S. dollar	3,815	5,241
Other currency	-	-

Accounts receivable, non-current	4,526	3,985
Chilean peso	4,526	3,985

Deferred tax assets	2,948	6,720
Colombian peso	2,567	4,717
U.S. dollar	20	10
Other currency	361	1,993

Total non-current assets	32,749	33,602
Argentine peso	12	32
Brazilian real	11,577	10,250
Chilean peso	4,595	4,047
Colombian peso	3,911	4,948
Euro	4,308	2,384
U.S. dollar	5,885	7,775
Other currency	2,461	4,166

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
Current liabilities	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$

Other financial liabilities, current	17,062	179,777	602	177,471
Argentine peso	1	1	-	-
Brazilian real	-	31	-	210
Chilean peso	10,697	135,431	602	159,541
Euro	621	259	-	184
U.S. dollar	5,558	43,919	-	17,460
Other currency	185	136	-	76

Trade and other accounts payables, current	720,688	772,216	20,995	50,319
Argentine peso	45,345	26,523	3,446	2,335
Brazilian real	48,511	31,013	651	653
Chilean peso	146,395	75,860	1,231	44,438
Colombian peso	2,330	1,579	31	1,134
Euro	29,502	45,047	11	887
U.S. dollar	328,540	474,285	2,883	80
Peruvian sol	7,426	2,487	10,886	310
Mexican peso	12,969	11,297	75	29
Pound sterling	37,788	45,473	19	86
Uruguayan peso	1,199	775	1,110	58
Other currency	60,683	57,877	652	309

Accounts payable to related entities, current	-	57	-	-
Chilean peso	-	6	-	-
U.S. dollar	-	51	-	-

Other provisions, current	29	-	11,655	4,980
Chilean peso	-	-	29	25
Other currency	29	-	11,626	4,955

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
Current liabilities	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$

Other non-financial liabilities, current	16,315	29,057	9,071	-
Argentine peso	87	1,604	6,563	-
Brazilian real	220	859	11	-
Chilean peso	1,568	1,332	178	-
Colombian peso	294	941	798	-
Euro	546	1,375	173	-
U.S. dollar	12,975	21,174	1,063	-
Other currency	625	1,772	285	-

Total current liabilities	754,095	1,513,867	42,323	232,770
Argentine peso	45,433	235,963	10,009	2,335
Brazilian real	48,731	71,413	662	863
Chilean peso	158,660	417,174	2,040	204,004
Colombian peso	2,624	8,614	829	1,134
Euro	30,669	136,185	184	1,071
U.S. dollar	347,073	524,679	3,946	17,540
Other currency	120,905	119,839	24,653	5,823

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Non-current liabilities	2022	2021	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Other financial liabilities, non-current	32,036	33,205	774	15,375	170,437	359,623
Chilean peso	11,544	1,512	774	896	170,437	355,636
Brazillian real	16	86	-	-	-	-
Euro	1,409	135	-	90	-	-
U.S. dollar	18,354	31,413	-	14,389	-	3,987
Other currency	713	59	-	-	-	-

Accounts payable, non-current	58,449	114,097	-	1,451	-	342
Chilean peso	17,259	41,456	-	1,451	-	342
U.S. dollar	39,717	71,339	-	-	-	-
Other currency	1,473	1,302	-	-	-	-

Other provisions, non-current	43,301	49,420	-	-	-	-
Argentine peso	1,917	1,074	-	-	-	-
Brazillian real	37,982	27,532	-	-	-	-
Chilean peso	-	-	-	-	-	-
Colombian peso	202	255	-	-	-	-
Euro	2,944	10,820	-	-	-	-
U.S. dollar	256	9,739	-	-	-	-

Provisions for employees benefits, non-current	55,454	44,816	-	-	-	-
Chilean peso	55,454	44,816	-	-	-	-

Total non-current liabilities	189,240	241,538	774	16,826	170,437	359,965
Argentine peso	1,917	1,074	-	-	-	-
Brazilian real	37,998	27,618	-	-	-	-
Chilean peso	84,257	87,784	774	2,347	170,437	355,978
Colombian peso	202	255	-	-	-	-
Euro	4,353	10,955	-	90	-	-
U.S. dollar	58,327	112,491	-	14,389	-	3,987
Other currency	2,186	1,361	-	-	-	-

	As of	As of
	December 31,	December 31,
General summary of foreign currency:	2022	2021
	ThUS$	ThUS$

Total assets	475,502	497,372
Argentine peso	32,329	19,363
Brazilian real	28,597	20,915
Chilean peso	64,163	86,412
Colombian peso	15,060	11,998
Euro	39,348	37,757
U.S. dollar	193,795	253,694
Other currency	102,210	67,233

Total liabilities	1,156,869	2,364,966
Argentine peso	57,359	239,372
Brazilian real	87,391	99,894
Chilean peso	416,168	1,067,287
Colombian peso	3,655	10,003
Euro	35,206	148,301
U.S. dollar	409,346	673,086
Other currency	147,744	127,023

Net position
Argentine peso	(25,030)	(220,009)
Brazilian real	(58,794)	(78,979)
Chilean peso	(352,005)	(980,875)
Colombian peso	11,405	1,995
Euro	4,142	(110,544)
U.S. dollar	(215,551)	(419,392)
Other currency	(45,534)	(59,790)

NOTE 29 – EARNINGS (LOSS) PER SHARE

	For the year ended
	December 31,
Basic earnings (loss) per share	2022		2021

Income (Loss) attributable to owners of the parent (ThUS$)	1,339,210		(4,647,491)
Weighted average number of shares, basic	96,614,464,231	(*)	606,407,693
Basic earnings (loss) per share (US$)	0.013861		(7.66397)

	For the year ended
	December 31,
Diluted earnings (loss) per share	2022		2021

Income (Loss) attributable to owners of the parent (ThUS$)	1,339,210	(***)	(4,647,491)
Weighted average number of shares, diluted	98,530,451,071	(**)	606,407,693
Weighted average number of shares, diluted (2)	98,530,451,071		606,407,693
Diluted earnings (loss) per share (US$)	0.013592		(7.66397)

(*)	As of December 31, 2022, the weighted average number of shares considers 606,407,693 shares outstanding from January 1, 2022 until November 2, 2022. From November 3, 2022 until December 31, 2022 the number of shares outstanding increases due to the equity rights offering and then increases daily as the holders of the convertible notes convert them into shares (See movement of shares in Note 24).

(**)	As of December 31, 2022, the weighted average number of fully diluted shares considers 606,407,693 shares outstanding from January 1, 2022 until November 2, 2022, and 605,801,285,307 shares outstanding from November 3, 2022 until December 31, 2022 which includes the equity rights offering and assumes the conversion of all convertible notes that were issued upon emergence from Chapter 11 (See movement of shares in Note 24).

(***)	Profit (Loss) attributable to holders of equity instruments of the parent company is unchanged when calculating diluted EPS because only Convertible Note H accrued interest. However, this Note was converted into shares immediately after issuance and therefore did not accrue interest during the year.

NOTE 30 – CONTINGENCIES

I.	Lawsuits

1)	Lawsuits filed by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

LATAM Airlines Group S.A., Aerovías de Integración Regional S.A., LATAM Airlines Perú S.A., Latam-Airlines Ecuador S.A., LAN Cargo S.A., TAM Linhas Aereas S.A. and 32 affiliates	United States Bankruptcy Court for the Southern District of New York	Case No. 20-11254	LATAM Airlines Group S.A., Aerovías de Integración Regional S.A., LATAM Airlines Peru S.A., LATAM Airlines Ecuador S.A., LAN Cargo S.A., TAM Linhas Aereas S.A. and 32 subsidiaries began a reorganization in the United States of America according to Chapter 11 of Title 11 of the U.S. Code. They filed a voluntary petition for Chapter 11 protection (the “Chapter 11 Procedure”) that granted an automatic foreclosure suspension for at least 180 days.

On May 26, 2020, LATAM Airlines Group S.A. and 28 subsidiaries (the “Initial Debtors”) individually filed a voluntary reorganization petition with U.S. Bankruptcy Court for the Southern District of New York according to Chapter 11 of the U.S. Bankruptcy Code. On July 7 and 9, 2020, 9 additional affiliated debtors (the “Subsequent Debtors,” and together with the Initial Debtors, the “Debtors”), including TAM Linhas Aereas S.A., filed a voluntary reorganization petition with the Court according to Chapter 11 of the U.S. Bankruptcy Code. On November 26, 2021, the Debtors submitted a joint reorganization plan together with an informational statement. On May 11, 2022, the Debtors submitted a revised version of the Plan. On June 18, 2022, the Bankruptcy Court issued an order confirming the Reorganization Plan filed by the Debtors (the “Confirmation Order”). On July 5, 2022, a Special Shareholders Meeting of LATAM approved implementing the Restructuring Plan and issuing the required instruments to be able to exit the Chapter 11 Procedure. On November 3, 2022, LATAM Airlines Group S.A. and its various subsidiaries (the “Debtors”) that were parties to the Chapter 11 Procedure exited that Procedure. The effective date of the exit (the “Effective Date”) of LATAM’s reorganization and financing plan (the “Reorganization Plan”) was approved and confirmed in the U.S. reorganization procedure (the “Chapter 11 Procedure”) according to the rules of Chapter 11 in Title 11 of the U.S. Code. On November 17, 2022, the 37 subsidiaries of LATAM Airlines Group S.A. filed a petition to close the Chapter 11 Proceeding. On December 14, 2022, the Bankruptcy Court approved the petition. The process remains open with respect to LATAM Airlines Group S.A. Limited claims pending in the Chapter 11 proceedings continue to be reconciled.

-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

LATAM Airlines Group S.A.	2° Juzgado Civil de Santiago	C-8553-2020	Request for recognition of the foreign reorganization proceeding.

On June 1, 2020, LATAM Airlines Group SA, in its capacity as foreign representative of the reorganization procedure under the rules of Chapter 11 of Title 11 of the United States Code, filed the request for recognition of the foreign reorganization proceeding as the main proceeding, pursuant to Law 20,720. On June 4, 2020, the Court issued the ruling recognizing in Chile the bankruptcy proceeding for the foreign reorganization of the company LATAM Airlines Group S.A. All remedies filed against the decision have been dismissed, so the decision is final. Considering that November 3, 2022 was the Effective Date of the reorganization plan approved and confirmed in the main proceeding, on November 10, 2022, the representative of the foreign proceeding submitted to the court his last monthly report in accordance with the Communications Protocol Cross-border.

-0-

Aerovías de Integración Regional S.A.	Superintendencia de Sociedades	-	Request for recognition of the foreign reorganization proceeding.

On June 4, 2020, LATAM Airlines Group and the companies that were admitted to the Chapter 11 reorganization procedure (the “Borrower”) before the U.S. District Court for the Southern District of New York (the “U.S. Bankruptcy Court”) filed a petition with the Colombian Companies Commission (the “Companies Commission”) for recognition of the Chapter 11 reorganization procedure in Colombia based on Colombian cross-border insolvency regulations (Title III of Law 1116 of 2006). On June 12, 2020, the Superintendency of Companies recognized in Colombia the reorganization proceeding filed before the Bankruptcy Court of the United States of America for the Southern District of New York as a main process, under the terms of Title III of Law 1116 of 2006. On August 26, 2022, the Companies Commission (i) recognized the Bankruptcy Court’s June 24, 2022 order approving 8 exit financing strategies presented by LATAM Airlines Group S.A. and its subsidiary, Aerovías de Integración Regional S.A., and (ii) authorized the termination of the guarantees granted in the DIP loan and the establishment of the new guarantees. On November 3, 2022, the Borrowers notified the U.S. Bankruptcy Court, lenders and stakeholders of the Reorganization Plan effective date.

-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

LATAM Finance Limited	Grand Court of the Cayman Islands	-	Request for a provisional bankruptcy process.	On May 26, 2020, LATAM Finance Limited submitted a request for a provisional liquidation in the Grand Court of the Cayman Islands, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on May 27, 2020 by the Grand Court of the Cayman Islands. On September 28, 2020, LATAM Finance Limited filed a petition to suspend the liquidation. On October 9, 2020, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation for a period of 6 months. The lawsuit continues to be active. On May 13, 2021, LATAM Finance Limited filed a petition to suspend the liquidation. On May 18, 2021, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation until October 9, 2021. The lawsuit continues to be active. On December 1, 2021, LATAM Finance Limited filed a petition to suspend the liquidation, which was accepted by the Grand Court of Cayman Islands. This extended the status of the provisional liquidation through April 9, 2022. The procedure continues. On August 22, 2022, LATAM Finance Limited petitioned for a suspension of the liquidation, which was granted by the Grand Court of the Cayman Islands. The provisional liquidation was extended to October 9, 2022 and the process continues in effect. That petition was sustained by the Grand Court of the Cayman Islands on October 4, 2022. On September 30, 2022, LATAM Finance Limited filed an application for validation of security obligations arising in connection with the DIP to Exit and new DIP facilities. On October 04, 2022, the Grand Court made an Order validating such application. Currently the proceeding remains open.	-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)

Peuco Finance Limited	Grand Court of the Cayman Islands	-	Request for a provisional bankruptcy process.	Peuco Finance Limited submitted a request for a provisional liquidation in Grand Court of the Cayman Islands, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on May 27, 2020 by the Grand Court of the Cayman Islands. On September 28, 2020, Peuco Finance Limited filed a petition to suspend the liquidation. On October 9, 2020, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation for a period of 6 months. The lawsuit continues to be active. On May 13, 2021, Peuco Finance Limited filed a petition to suspend the liquidation. On May 18, 2021, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation until October 9, 2021. The lawsuit continues to be active. On December 1, 2021, Peuco Finance Limited filed a petition to suspend the liquidation, which was accepted by the Grand Court of Cayman Islands. This extended the status of the provisional liquidation through April 9, 2022. The procedure continues. On August 22, 2022, Peuco Finance Limited petitioned for a suspension of the liquidation, which was granted by the Grand Court of the Cayman Islands. The provisional liquidation was extended to October 9, 2022 and the process continues in effect. That petition was sustained by the Grand Court of the Cayman Islands on October 4, 2022. On September 30, 2022, Peuco Finance Limited filed an application for validation of security obligations arising in connection with the DIP to Exit and new DIP facilities. On October 04, 2022, the Grand Court made an Order validating such application. Currently the proceeding remains open.	-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

Piquero Leasing Limited	Grand Court of the Cayman Islands	-	Request for a provisional bankruptcy process.

On July 07, 2020, Piquero Leasing Limited submitted a request for a provisional liquidation in Grand Court of the Cayman Islands, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on July 10, 2020, by the Grand Court of the Cayman Islands. Piquero Leasing Limited entered a motion to suspend the liquidation on September 28, 2020. The Grand Court of the Cayman Islands granted the motion and extended the provisional liquidation status for 6 months. The procedure continues. On May 13, 2021, Piquero Leasing Limited filed a petition to suspend the liquidation. On May 18, 2021, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation until October 9, 2021. The lawsuit continues to be active. On December 1, 2021, Piquero Leasing Limited filed a petition to suspend the liquidation, which was accepted by the Grand Court of Cayman Islands. This extended the status of the provisional liquidation through April 9, 2022. The procedure continues. On August 22, 2022, Piquero Leasing Limited petitioned for a suspension of the liquidation, which was granted by the Grand Court of the Cayman Islands. The provisional liquidation was extended to October 9, 2022 and the process continues in effect. Currently the proceeding remains open.

-0-

2)	Lawsuits received by LATAM Airlines Group S.A. and Subsidiaries.

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

LATAM Airlines Group S.A. y Lan Cargo S.A.	European Commission.		Investigation of alleged infringements to free competition of cargo airlines, especially fuel surcharge. On December 26th, 2007, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the instruction process against twenty five cargo airlines, including Lan Cargo S.A., for alleged breaches of competition in the air cargo market in Europe, especially the alleged fixed fuel surcharge and freight.

On April 14th, 2008, the notification of the European Commission was replied. The appeal was filed on January 24, 2011.

On May 11, 2015, we attended a hearing at which we petitioned for the vacation of the Decision based on discrepancies in the Decision between the operating section, which mentions four infringements (depending on the routes involved) but refers to Lan in only one of those four routes; and the ruling section (which mentions one single conjoint infraction).

On November 9th, 2010, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the imposition of a fine in the amount of THUS$8,797 (8.220.000 Euros)

This fine is being appealed by Lan Cargo S.A. and LATAM Airlines Group S.A. On December 16, 2015, the European Court of Justice revoked the Commission’s decision because of discrepancies. The European Commission did not appeal the decision, but presented a new one on March 17, 2017 reiterating the imposition of the same fine on the eleven original airlines. The fine totals 776,465,000 Euros. It imposed the same fine as before on Lan Cargo and its parent, LATAM Airlines Group S.A., totaling 8.2 million Euros. On May 31, 2017 Lan Cargo S.A. and LATAM Airlines Group S.A. filed a petition with the General Court of the European Union seeking vacation of this decision. We presented our defense in December 2017. On July 12, 2019, we attended a hearing before the European Court of Justice to confirm our petition for vacation of judgment or otherwise, a reduction in the amount of the fine. On March 30, 2022, the European Court issued its ruling and lowered the amount of our fine from KUS$8,797 (8,220,000 Euros) to KUS$2,397 (2,240,000 Euros). This ruling was appealed by LAN Cargo S.A. and LATAM on June 9, 2022. The other eleven airlines also appealed the ruling affecting them. The European Commission responded to our appeal of September 7, 2022. Lan Cargo S.A. and LATAM answered the Commission’s arguments on November 11, 2022. The European Commission has until January 24, 2023 to reply to our defense. On December 17, 2020, the European Commission had presentaded proof of claim for the total amount of the fine (ThUS$8,797 (€8,220,000)) to the New York Court hearing the Chapter 11 procedure petitioned by LATAM Airlines Group, S.A. and LAN Cargo, S.A. in May 2020. The amount of this claim has been modified subject to the possible appeal of the ruling of the European Court.

2,397

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Lan Cargo S.A. y LATAM Airlines Group S.A.	In the Ovre Romerike District Court (Norway) y Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands)		Lawsuits filed against European airlines by users of freight services in private lawsuits as a result of the investigation into alleged breaches of competition of cargo airlines, especially fuel surcharge. Lan Cargo S.A. and LATAM Airlines Group S.A., have been sued in court proceedings directly and/or in third party, based in England, Norway, the Netherlands and Germany, these claims were filed in England, Norway, the Netherlands and Germany, but are only ongoing in Norway and the Netherlands.	The two proceedings still pending in Norway and the Netherlands are in the evidentiary stages. There has been no activity in Norway since January 2014 and in the Netherlands, since February 2021. The amounts are indeterminate.	-0-

Aerolinhas Brasileiras S.A.	Federal Justice.	0008285-53.2015.403.6105	An action seeking to quash a decision and petioning for early protection in order to obgain a revocation of the penalty imposed by the Brazilian Competition Authority (CADE) in the investigation of cargo airlines alleged fair trade violations, in particular the fuel surcharge.	This action was filed by presenting a guaranty – policy – in order to suspend the effects of the CADE’s decision regarding the payment of the following fines: (i) ABSA: ThUS$10,438; (ii) Norberto Jochmann: ThUS$201; (iii) Hernan Merino: ThUS$ 102; (iv) Felipe Meyer:ThUS$ 102. The action also deals with the affirmative obligation required by the CADE consisting of the duty to publish the condemnation in a widely circulating newspaper. This obligation had also been stayed by the court of federal justice in this process. Awaiting CADE’s statement. ABSA began a judicial review in search of an additional reduction in the fine amount. The Judge’s decision was published on March 12, 2019, and we filed an appeal against it on March 13, 2019	9,847

Aerolinhas Brasileiras S.A.	Federal Justice.	0001872-58.2014.4.03.6105	An annulment action with a motion for preliminary injunction, was filed on 28/02/2014, in order to cancel tax debts of PIS, CONFINS, IPI and II, connected with the administrative process 10831.005704/2006.43	We have been waiting since August 21, 2015 for a statement by Serasa on TAM’s letter of indemnity and a statement by the Union. The statement was authenticated on January 29, 2016. A new insurance policy was submitted on March 30, 2016 with the change to the guarantee requested by PGFN. On 05/20/2016 the process was sent to PGFN, which was manifested on 06/03/2016. The Decision denied the company’s request in the lawsuit. The court (TRF3) made a decision to eliminate part of the debt and keep the other part (already owed by the Company, but which it has to pay only at the end of the process: KUS$3,478– R$18.148.281,61- probable). We must await a decision on the Treasury appeal.	7,822

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Tam Linhas Aéreas S.A.	Court of the Second Region.	2001.51.01.012530-0 (linked to the procces 19515.721154/2014-71, 19515.002963/2009-12)	Ordinary judicial action brought for the purpose of declaring the nonexistence of legal relationship obligating the company to collect the Air Fund.

Unfavorable court decision in first instance. Currently expecting the ruling on the appeal filed by the company.

In order to suspend chargeability of Tax Credit a Guaranty Deposit to the Court was delivered for R$ 260.223.373,10-original amount in 2012/2013, which currently equals THUS$73,986. The court decision requesting that the Expert make all clarifications requested by the parties in a period of 30 days was published on March 29, 2016. The plaintiffs’ submitted a petition on June 21, 2016 requesting acceptance of the opinion of their consultant and an urgent ruling on the dispute. No amount additional to the deposit that has already been made is required if this case is lost.

					73,986

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil.	10880.725950/2011-05	Compensation credits of the Social Integration Program (PIS) and Contribution for Social Security Financing (COFINS) Declared on DCOMPs.	The objection (manifestação de inconformidade) filed by the company was rejected, which is why the voluntary appeal was filed. The case was assigned to the 1st Ordinary Group of Brazil’s Administrative Council of Tax Appeals (CARF) on June 8, 2015. TAM’s appeal was included in the CARF session held August 25, 2016. An agreement that converted the proceedings into a formal case was published on October 7, 2016. The amount has been reduced after some set-offs were approved by the Department of Federal Revenue of Brazil. We must wait until the due diligence is complete.	32,989

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

Aerovías de Integración Regional, AIRES S.A.	United States Court of Appeals for the Eleventh Circuit, Florida, U.S.A. 45th Civil Court of the Bogota Circuit in Colombia.	2013-20319 CA 01

The July 30th, 2012 Aerovías de Integración Recional, Aires S.A. (LATAM AIRLINES COLOMBIA) initiated a legal process in Colombia against Regional One INC and Volvo Aero Services LLC, to declare that these companies are civilly liable for moral and material damages caused to LATAM AIRLINES COLOMBIA arising from breach of contractual obligations of the aircraft HK-4107.

The June 20th, 2013 AIRES SA And / Or LATAM AIRLINES COLOMBIA was notified of the lawsuit filed in U.S. for Regional One INC and Dash 224 LLC for damages caused by the aircraft HK-4107 arguing failure of LATAM AIRLINES GROUP S.A. customs duty to obtain import declaration when the aircraft in April 2010 entered Colombia for maintenance required by Regional One.

Colombia. This case is being heard by the 45th Civil Court of the Bogota Circuit in Colombia. Statements were taken from witnesses presented by REGIONAL ONE and VAS on February 12, 2018. The court received the expert opinions requested by REGIONAL ONE and VAS and given their petition, it asked the experts to expand upon their opinions. It also changed the experts requested by LATAM AIRLINES COLOMBIA. The case was brought before the Court on September 10, 2018 and these rulings are pending processing so that a new hearing can be scheduled. On October 31, 2018, the judge postponed the deadline for the parties to answer the objection because of a serious error brought to light by VAS regarding the translation submitted by the expert. The process has been in the judge’s chambers since March 11, 2019 to decide on replacing the damage estimation expert as requested by LATAM AIRLINES COLOMBIA. The one previously appointed did not take office. A petition has also been made by VAS objecting to the translation of the documents in English into Spanish due to serious mistakes, which was served to the parties in October 2018. The 45th Civil Circuit Court issued an order on August 13, 2019 that did not decide on the pending matters but rather voided all actions since September 14, 2018 and ordered the case to be referred to the 46th Civil Circuit Court according to article 121 of the General Code of Procedure. Said article says that court decisions must be rendered in no more than one (1) year as from the service of the court order admitting the claim. If that period expires without any ruling being issued, the Judge will automatically forfeit competence over the proceedings and must give the Administrative Room of the Superior Council of the Judiciary notice of that fact the next day, in addition to referring the case file to the next sitting judge in line, who will have competence and will issue a ruling in no more than 6 months. The case was sent to the 46th Civil Circuit Court on September 4, 2019, which claims that there was a competence conflict and then sent the case to the Superior Court of Bogotá to decide which court, the 45th or 46th, had to continue with the case. The Court decided that 45th Civil Circuit Court should continue with the case, so this Court on 01/15/2020 has reactivated the procedural process ordering the transfer to the parties of the objection presented by VAS for serious error of the translation to Spanish of documents provided in English. On 02/24/2020 it declares that the parties did not rule on the objection presented by VAS and requires the plaintiff to submit an expert opinion of damages corresponding to the claims of the lawsuit through its channel. Since 03/16/20 a suspension of terms is filed in Courts due to the pandemic. Judicial terms were reactivated on July 1, 2020. On September 18, 2020, an expert opinion on damages was submitted that had been requested by the Court. The Court ordered service of the ruling to the parties on December 14, 2020. The defendants, REGIONAL ONE and VAS, filed a motion for reconsideration of this decision, petitioning that the evidence of the expert opinion be eliminated because it was presented late. The motion was denied by the Court. On April 30, 2021, they petitioned for a clarification and supplement to the opinion, to which the Court agreed in a decision on May 19, 2021, giving the expert 10 business days to respond. The brief of clarification was filed June 2, 2021 and the docket was presented to the Judge on June 3, 2021. The parties were given notice of the objection on July 21, 2021 based on a serious mistake in the opinion presented by Regional One. The case entered the judgment phase on August 5, 2021. On October 7, 2021, the Court set a date for the instruction and judgment hearing, which will be February 3, 2022. Regional One, the defendant, filed a petition for reconsideration on October 13, 2021 that had not been decided on the date of this report. The claim was withdrawn on January 11, 2022 because the matter had been settled before the Bankruptcy Court hearing the Chapter 11 claim. The Court decreed the end of the proceedings because the claims were withdrawn in a ruling issued January 19, 2022. On January 21, 2022, VAS submitted a remedy of reconsideration and, alternatively, an appeal against the interim decision because it did not order costs to be paid to it. The parties were given notice to present a response between February 2 and 4, 2022. The proceedings continue with the judge while they decide on costs. These costs will not be enforced under the settlement made in the USA by VAS and LATAM Airlines Colombia.

Florida. On June 4, 2019, the State Court of Florida allowed REGIONAL ONE to add a new claim against LATAM AIRLINES COLOMBIA for default on a verbal contract. Given the new claim, LATAM AIRLINES COLOMBIA petitioned that the Court postpone the trial to August 2019 to have the time to investigate the facts alleged by REGIONAL ONE to prove a verbal contract. The facts discovery phase continued, including the verbal statements of the experts of both sides, which have been taking place since March 2020. Given the Covid-19 pandemic and the suspension of trials in the County of Miami-Dade, the Court canceled the trial scheduled for June 2020. In addition, the claims against Aires have been suspended given the request for reorganization filed by LATAM AIRLINES GROUP SA and some of its subsidiaries, including Aires, on May 26, 2020, under Chapter 11 of the United States Bankruptcy Code. Dash, Regional One and VAS filed unsecured claims with the U.S. Bankruptcy Court by the deadline that creditors have according to Chapter 11. On October 18, 2021, Regional One, Dash and LATAM AIRLINES COLOMBIA participated in a third mediation where they agreed on the terms of a global settlement. On December 16, 2021, the Bankruptcy Court for the Southern District of New York approved the global agreement and release. Therefore, Dash and Regional withdrew their claims against Aires in Florida on December 21, 2021. VAS and Regional One informed the Court of a settlement agreement between them. VAS has informally presented a modified Chapter 11 claim to LATAM AIRLINES COLOMBIA in the intent to claim an indemnity of USD$1,197,539. LATAM AIRLINES COLOMBIA has not yet responded. VAS withdrew the damage indemnity claim against LATAM Airlines Colombia.

-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

Florida. On June 4, 2019, the State Court of Florida allowed REGIONAL ONE to add a new claim against LATAM AIRLINES COLOMBIA for default on a verbal contract. Given the new claim, LATAM AIRLINES COLOMBIA petitioned that the Court postpone the trial to August 2019 to have the time to investigate the facts alleged by REGIONAL ONE to prove a verbal contract. The facts discovery phase continued, including the verbal statements of the experts of both sides, which have been taking place since March 2020. Given the Covid-19 pandemic and the suspension of trials in the County of Miami-Dade, the Court canceled the trial scheduled for June 2020. In addition, the claims against Aires have been suspended given the request for reorganization filed by LATAM AIRLINES GROUP SA and some of its subsidiaries, including Aires, on May 26, 2020, under Chapter 11 of the United States Bankruptcy Code. Dash, Regional One and VAS filed unsecured claims with the U.S. Bankruptcy Court by the deadline that creditors have according to Chapter 11. On October 18, 2021, Regional One, Dash and LATAM AIRLINES COLOMBIA participated in a third mediation where they agreed on the terms of a global settlement. On December 16, 2021, the Bankruptcy Court for the Southern District of New York approved the global agreement and release. Therefore, Dash and Regional withdrew their claims against Aires in Florida on December 21, 2021. VAS and Regional One informed the Court of a settlement agreement between them. VAS has informally presented a modified Chapter 11 claim to LATAM AIRLINES COLOMBIA in the intent to claim an indemnity of USD$1,197,539. LATAM AIRLINES COLOMBIA has not yet responded. VAS withdrew the damage indemnity claim against LATAM Airlines Colombia.

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10880.722.355/2014-52	On August 19th, 2014 the Federal Tax Service issued a notice of violation stating that compensation credits Program (PIS) and the Contribution for the Financing of Social Security COFINS by TAM are not directly related to the activity of air transport.	An administrative objection was filed on September 17th, 2014. A first-instance ruling was rendered on June 1, 2016 that was partially favorable. The separate fine was revoked. A voluntary appeal was filed on June 30, 2016, which is pending a decision by CARF. On September 9, 2016, the case was referred to the Second Division, Fourth Chamber, of the Third Section of the Administrative Council of Tax Appeals (CARF). In September 2019, the Court rejected the appeal of the Hacienda Nacional. Hacienda Nacional filed a complaint that was denied by the Court. The final calculations of the Federal Income Tax Bureau are pending.	10,095

LATAM Airlines Group S.A.	22° Civil Court of Santiago	C-29.945-2016	The Company received notice of a civil liability claim by Inversiones Ranco Tres S.A. on January 18, 2017. It is represented by Mr. Jorge Enrique Said Yarur. It was filed against LATAM Airlines Group S.A. for an alleged contractual default by the Company and against Ramon Eblen Kadiz, Jorge Awad Mehech, Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, directors and officers, for alleged breaches of their duties. In the case of Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, it alleges a breach, as controllers of the Company, of their duties under the incorporation agreement. LATAM has retained legal counsel specializing in this area to defend it.	The claim was answered on March 22, 2017 and the plaintiff filed its replication on April 4, 2017. LATAM filed its rejoinder on April 13, 2017, which concluded the argument stage of the lawsuit. A reconciliation hearing was held on May 2, 2017, but the parties did not reach an agreement. The Court issued the evidentiary decree on May 12, 2017. We filed a petition for reconsideration because we disagreed with certain points of evidence. That petition was partially sustained by the Court on June 27, 2017. The evidentiary stage commenced and then concluded on July 20, 2017. Observations to the evidence must now be presented. That period expires August 1, 2017. We filed our observations to the evidence on August 1, 2017. We were served the decision on December 13, 2017 that dismissed the claim since LATAM was in no way liable. The plaintiff filed an appeal on December 26, 2017. Arguments were pled before the Santiago Court of Appeals on April 23, 2019, and on April 30, 2019, this Court confirmed the ruling of the trial court absolving LATAM. The losing party was ordered to pay costs in both cases. On May 18, 2019, Inversiones Ranco Tres S.A. filed a remedy of vacation of judgment based on technicalities and on substance against the Appellate Court decision. The Appellate Court admitted both appeals on May 29, 2019 and the appeals are pending a hearing by the Supreme Court. On August 11, 2021 Inversiones Ranco Tres S.A. requested the suspension of the hearing of the Appeal, after the recognition by the 2nd Civil Court of Santiago of the foreign reorganization procedure in accordance with Law No. 20,720, for the entire period that said procedure lasts, a request that was accepted by the Supreme Court. In December 2022 LATAM requested the end of the suspension.	15,488

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S.A.	10th Jurisdiction of Federal Tax Enforcement of Sao Paulo	0061196-68.2016.4.03.6182	Tax Enforcement Lien No. 0020869-47.2017.4.03.6182 on Profit-Based Social Contributions from 2004 to 2007.	This tax enforcement was referred to the 10th Federal Jurisdiction on February 16, 2017. A petition reporting our request to submit collateral was recorded on April 18, 2017. At this time, the period is pending for the plaintiff to respond to our petition. The bond was replaced. The evidentiary stage has begun.	30,811

TAM Linhas Aéreas S.A.	Department of Federal Revenue of Brazil	5002912.29.2019.4.03.6100	A lawsuit disputing the debit in the administrative proceeding 16643.000085/2009-47, reported in previous notes, consisting of a notice demanding recovery of the Income and Social Assessment Tax on the net profit (SCL) resulting from the itemization of royalties and use of the TAM trademark	The lawsuit was assigned on February 28, 2019. A decision was rendered on March 1, 2019 stating that no guarantee was required. Actualmente, debemos esperar la decisión final. On 04/06/2020 TAM Linhas Aéreas S.A. had a favorable decision (sentence). The National Treasury can appeal. Today, we await the final decision.	9,071

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	10611.720630/2017-16	This is an administrative claim about a fine for the incorrectness of an import declaration.	The administrative defensive arguments were presented September 28, 2017. The Court dismissed the Company’s appeal in August 2019. Then on September 17, 2019, Company filed a special appeal (CRSF (Higher Tax Appeals Chamber)) that is pending a decision. A hearing will be held on October 19, 2022. A new decision was rendered against the company and the discussion at the administrative level ended. The debt will be disputed in a claim to be filed in January 2023.	18,307

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	10611.720852/2016-58	An improper charge of the Contribution for the Financing of Social Security (COFINS) on an import	We are currently awaiting a decision. There is no predictable decision date because it depends on the court of the government agency.	13,023

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	16692.721.933/2017-80	The Internal Revenue Service of Brazil issued a notice of violation because TAM applied for credits offsetting the contributions for the Social Integration Program (PIS) and the Social Security Funding Contribution (COFINS) that do not bear a direct relationship to air transport (Referring to 2012).	An administrative defense was presented on May 29, 2018. The process has become a judicial proceeding.	26,580

SNEA (Sindicato Nacional das empresas aeroviárias)	União Federal	0012177-54.2016.4.01.3400	A claim against the 72% increase in airport control fees (TAT-ADR) and approach control fees (TAT-APP) charged by the Airspace Control Department (“DECEA”).	A decision is now pending on the appeal presented by SNEA.	83,636

TAM Linhas Aéreas S/A	União Federal	2001.51.01.020420-0	TAM and other airlines filed a recourse claim seeking a finding that there is no legal or tax basis to be released from collecting the Additional Airport Fee (“ATAERO”).	A decision by the superior court is pending. The amount is indeterminate because even though TAM is the plaintiff, if the ruling is against it, it could be ordered to pay a fee.	-0-

TAM Linhas Aéreas S/A	Delegacia da Receita Federal	10880-900.424/2018-07	This is a claim for a negative Legal Entity Income Tax (IRPJ) balance for the 2014 calendar year (2015 fiscal year) because set-offs were not allowed.	The administrative defensive arguments were presented March 19, 2018. A decision in favor of the company was rendered on October 22, 2022. The process was archived in favor of the company.	13,661

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	19515-720.823/2018-11	An administrative claim to collect alleged differences in SAT payments for the periods 11/2013 to 12/2017.	A defense was presented on November 28, 2018. The Court dismissed the Company’s appeal in August 2019. Then on September 17, 2019, Company filed a voluntary appeal (CRSF (Administrative Tax Appeals Board)) that is pending a decision.	106,331

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938832/2013-19	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the second quarter of 2011, which were determined to be in the non-cumulative system	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	19,632

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938834/2013-16	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the third quarter of 2011, which were determined to be in the non-cumulative system.	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	14,586

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938837/2013-41	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the fourth quarter of 2011, which were determined to be in the non-cumulative system.	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	18,989

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938838/2013-96	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the first quarter of 2012, which were determined to be in the non-cumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	12,162

LATAM Airlines Group Argentina, Brasil, Perú, Ecuador, y TAM Mercosur.	Commercial and Civil Trial Court No. 11 of Buenos Aires.	1408/2017	Consumidores Libres Coop. Ltda. filed this claim on March 14, 2017 regarding a provision of services. It petitioned for the reimbursement of certain fees or the difference in fees charged for passengers who purchased a ticket in the last 10 years but did not use it.	Federal Commercial and Civil Trial Court No. 11 in the city of Buenos Aires. After two years of arguments on jurisdiction and competence, the claim was assigned to this court and an answer was filed on March 19, 2019. The Court ruled in favor of the defendants on March 26, 2021, denying the precautionary measure petitioned by the plaintiff. The evidentiary stage has not yet begun in this case.	-0-

TAM Linhas Aéreas S.A	Department of Federal Revenue of Brazil	10.880.938842/2013-54	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	14,047

TAM Linhas Aéreas S.A	Department of Federal Revenue of Brazil	10.880.93844/2013-43	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	12,838

TAM Linhas Aéreas S.A	Department of Federal Revenue of Brazil	10880.938841/2013-18	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the second quarter of 2012 that had been determined to be in the non-accumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	12,690

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S.A	Receita Federal de Brasil	10840.727719/2019-71	Collection of PIS / COFINS tax for the period of 2014.	We presented our administrative defense on January 11, 2020. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	37,062

Latam-Airlines Ecuador S.A.	Tribunal Distrital de lo Fiscal	17509-2014-0088	An audit of the 2006 Income Tax Return that disallowed fuel expenses, fees and other items because the necessary support was not provided, according to Management.	On August 6, 2018, the District Tax Claims Court rendered a decision denying the request for a refund of a mistaken payment. An appeal seeking vacation of this judgment by the Court was filed on September 5th and we are awaiting a decision by the Appellate judges. As of December 31, 2018, the attorneys believed that the probability of recovering this sum had fallen to 30%-40% because of the pressure being put by the Executive Branch on the National Court of Justice and the Judiciary in general for rulings not to affect government revenues and because the case involves differences that are based on insufficient documentation supporting the expense. Given the percentage loss (above 50%), the accounting write-off of this recovery has been carried out.	12,505

Latam Airlines Group S.A.	Southern District of Florida. United States District Court	19cv23965

A lawsuit filed by Jose Ramon Lopez Regueiro against American Airlines Inc. and Latam Airlines Group S.A. seeking an indemnity for damages caused by the commercial use of the Jose Marti International Airport in Cuba that he says were repaired and reconditioned by his family before the change in government in 1959.

				Latam Airlines Group S.A. was served this claim on September 27, 2019. LATAM Airlines Group filed a motion to dismiss on November 26, 2019. In response, a motion to suspend discovery was filed on December 23, 2019 while the Court was deciding on the motion to dismiss. The process was under a temporary Suspension Order from April 6, 2020 to September 2021 because of the inability to proceed regularly as a result of the indefinite duration and restrictions imposed by the world pandemic. Jose Ramon Lopez Regueiro filed a Second Amendment to the Claim on September 27, 2021 of undetermined amount. This case was dismissed by the Court on June 30, 2022 because the property was not confiscated by a U.S. national and the plaintiff was not a U.S. citizen when they acquired the alleged claim to the property or at least not before the enactment of the Helms-Burton Act (March 12, 1996). The suspension of claims against LATAM remained in effect until the Chapter 11 proceedings concluded. Since the plaintiff did not present a proof of claim against LATAM as part of the Chapter 11 proceedings, they could not file any claim against LATAM. Consequently, the plaintiff agreed to withdraw their claim. A status report was presented to the Court that confirmed this. The provision is undetermined.	-0-

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910559/2017-91	Compensation non equate by Cofins	It is about the non-approved compensation of Cofins. Administrative defense submitted (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	10,979

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910547/2017-67	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	12,710

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910553/2017-14	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	12,221

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910555/2017-11	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	12,893

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910560/2017-16	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	11,226

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910550/2017-81	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	13,051

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910549/2017-56	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	10,927

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910557/2017-01	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	10,346

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10840.722712/2020-05	Administrative trial that deals with the collection of PIS/Cofins proportionality (fiscal year 2015).	We presented our administrative defense (Manifestação de Inconformidade). A decision is pending. The Company filed a voluntary appeal (CARF) that is pending a decision.	29,474

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.978948/2019-86	It is about the non-approved compensation/reimbursement of Cofins for the 4th Quarter of 2015.	TAM filed its administrative defense on July 14, 2020. A decision is pending. The Company filed a voluntary appeal (CARF) that is pending a decision.	16,551

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.978946/2019-97	It is about the non-approved compensation/reimbursement of Cofins for the 3th Quarter of 2015	TAM filed its administrative defense on July 14, 2020. A decision is pending. The Company filed a voluntary appeal (CARF) that is pending a decision.	10,022

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.978944/2019-06	It is about the non-approved compensation/reimbursement of Cofins for the 2th Quarter of 2015	TAM filed its administrative defense on July 14, 2020. A decision is pending. The Company filed a voluntary appeal (CARF) that is pending a decision.	10,628

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

Latam Airlines Group S.A	23° Juzgado Civil de Santiago	C-8498-2020

Class Action Lawsuit filed by the National Corporation of Consumers and Users (CONADECUS) against LATAM Airlines Group S.A. for alleged breaches of the Law on Protection of Consumer Rights due to flight cancellations caused by the COVID-19 Pandemic, requesting the nullity of possible abusive clauses, the imposition of fines and compensation for damages in defense of the collective interest of consumers. LATAM has hired specialist lawyers to undertake its defense.

On 06/25/2020 we were notified of the lawsuit. On 04/07/2020 we filed a motion for reversal against the ruling that declared the action filed by CONADECUS admissible, the decision is pending to date. On 07/11/2020 we requested the Court to comply with the suspension of this case, ruled by the 2nd Civil Court of Santiago, in recognition of the foreign reorganization procedure pursuant to Law No. 20,720, for the entire period that said proceeding lasts, a request that was accepted by the Court. CONADECUS filed a remedy of reconsideration and an appeal against this resolution should the remedy of reconsideration be dismissed. The Court dismissed the reconsideration on August 3, 2020, but admitted the appeal. On March 1, 2023, the Court of Appeals resolved to omit the hearing of the case and pronouncement regarding the appeal, in view of the fact that in January 2023 LATAM’s request the end of the suspension of the process that was decreed by resolution of July 17, 2020 in case file C-8498-2020 of the 23rd Civil Court of Santiago, for which the file is expected to return to the first instance to continue the processing. The amount at the moment is undetermined.

-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Latam Airlines Group S.A	25° Juzgado Civil de Santiago	C-8903-2020

Class Action Lawsuit filed by AGRECU against LATAM Airlines Group S.A. for alleged breaches of the Law on Protection of Consumer Rights due to flight cancellations caused by the COVID-19 Pandemic, requesting the nullity of possible abusive clauses, the imposition of fines and compensation for damages in defense of the collective interest of consumers. LATAM has hired specialist lawyers to undertake its defense.

On July 7, 2020 we were notified of the lawsuit. We filed our answer to the claim on August 21, 2020. A settlement was reached with AGRECU at that hearing that was approved by the Court on October 5, 2020. On October 7, 2020, the 25th Civil Court confirmed that the decision approving the settlement was final and binding. CONADECUS filed a brief on October 4, 2020 to become a party and oppose the agreement, which was dismissed on October 5, 2020. It petitioned for an official correction on October 8, 2020 and the annulment of all proceedings on October 22, 2020, which were dismissed, costs payable by CONADECUS, on November 16, 2020 and November 20, 2020, respectively. LATAM presented reports on the implementation of the agreement on May 19, 2021, November 19, 2021 and May 19, 2022, which concluded its obligation to report on that implementation. On 12/28/22 the Civil Court ordered the filing of the file. CONADECUS still has appeals pending against these decisions before the Court of Appeals of Santiago under entry number 14.213-2020. The amount at the moment is undetermined.

					-0-

TAM Linhas Aéreas S.A	Receita Federal de Brasil	13074.726429/2021-41	It is about the non-approved compensation/reimbursement of Cofins for the periods 07/2016 to 06/2017.	TAM filed its administrative defense. (Manifestação de Inconformidade). A decision is pending	16,738

TAM Linhas Aéreas S.A	Receita Federal de Brasil	2007.34.00.009919-3 (0009850-54.2007.4.01.3400)	A lawsuit seeking to review the incidence of the Social Security Contribution taxed on 1/3 of vacations, maternity payments and medical leave for accident.	A decision is pending	64,998

Tam Linhas Aéreas S/A.	Justicia Cível do Rio de Janeiro/RJ	0117185-03.2013.8.19.0001	MAIS Linhas Aéreas filed a claim seeking an indemnity for alleged loss of profit during the period when one of its aircraft was being repaired at the LATAM Technology Center in Sao Carlos, Sao Paulo.	TAM was ordered to pay an indemnity to Mais Linhas for loss of profit and moral damage, estimated to be R$48 million. Both parties appealed the decision, but the Rio de Janeiro Court has not issued a ruling on the appeals. Before any appeals decision is rendered, Mais filed a provisional enforcement petition for R$48 million. TAM appealed that petition on September 21, 2021, and presented guarantee insurance on the record to keep its accounts from being frozen.	8,909

TAM Linhas Aéreas S.A.	Delegacía da Receita Federal	13896.720385/2017-96	It is about the refund request regarding the negative balance of IRPJ, corresponding to the calendar year 2011.	Presented the defense, which was denied by RFB. TAM resource partially accepted. The Federal Revenue Service of Brazil issued a decision granting the request for a refund. The process was closed with a decision favorable to the company.	28,174

TAM Linhas Aéreas S.A.	Tribunal del Trabajo de Brasília/DF	0000038-25.2021.5.10.0017	This civil suit was filed by the National Pilots Union seeking that the company be ordered to pay for meals daily when pilots are on alert status.	The hearing is scheduled for March 06, 2023.	11,572

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	13896.720386/2017-31	This claim is seeking reimbursement of the negative balance of the social tax on net profits (CSLL) from the 2011 calendar year.	The defensive arguments were presented, but the claim was denied by the Brazilian Federal Revenue Agency (RFB). TAM’s appeal was sustained in part. The Federal Revenue Service of Brazil issued a decision granting the request for a refund. The process was closed with a decision favorable to the company.	10,142

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

TAM Linhas Aéreas S.A.	UNIÃO FEDERAL	0052711-85.1998.4.01.0000

An indemnity claim to collect a differentiated price from the Federal Union because of the disruption of the economic equilibrium in the concession agreements between 1988 and 1992. The indemnity, should the action prosper, cannot be estimated (Price Freeze).

				The lawsuit began in 1993. In 1998, there was a decision favorable to TAM. The process reached the Court, and in 2019, the decision was against TAM. The company has appealed and a decision is pending.	-0-

TAM Linhas Aéreas S.A	UNIÃO FEDERAL	1012674-80.2018.4.01.3400	Legal actions for members to have the right to collect contributions in the payroll collectible on the basis of gross sales.

This claim was filed in 2018. In January 2020, a decision favorable to the Company was rendered so that contributions would be collected on the basis of gross income. The company recently learned that the Superior Courts are rendering decisions unfavorable to contributors. They have ruled against the contributor in a recent decision (jointly with the legal team and prosecutor). A provision has been made in the accounting for KUS$17.137 (R$ 89.417.472,87).

-0-
TAM Linhas Aéreas S.A	Tribunal do Trabajo de São Paulo	1000115-90.2022.5.02.0312	A class action whereby the Air Transport Union is petitioning for payment of additional hazardous and unhealthy work retroactively and in the future for maintenance/CML employees.	The instruction hearing is pending in this case, scheduled for 12:02 p.m. on March 24, 2023.	13,141

TAM Linhas Aéreas S.A	Fazenda do Estado de Sao Paulo	4.037.054-9	The Finance Department of the State of São Paulo filed a claim of a violation because the tax on the circulation of merchandise and services (ICMS) was not paid for telecommunications services. It is being heard by the Office of the Secretary of Finance of the State of São Paulo. We were served the claim on September 20, 2014.

Presentada la defensa. Dictada sentencia de primera instancia que mantuvo la Notificación de Infracción en su totalidad. Presentamos un Recurso Ordinario, que aguarda sentencia del TIT / SP. En noviembre de 2021 tuvimos un juicio que anuló la decisión anterior y determinó un nuevo juicio. A defense has been presented. The first-instance decision maintained all of the Violation Notice. We filed an ordinary remedy that is pending a decision by the Taxes and Imposts Court of Sao Paulo. There was a lawsuit in November 2021 that voided the previous decision and ordered a new lawsuit. In November 2022, we received a decision ordering payment of part of the debt. The remaining part of the debt will be disputed before the courts.

10.013

TAM Linhas Aéreas S.A	Receita Federal	15746.728063/2022-00	This is an administrative claim regarding alleged irregularities in the payment of Technical Assistance (SAT) in 2018.	We will be presenting a defense.	15.904

-	In order to cover any financial obligations arising from legal proceedings in effect at December 31, 2022 whether civil, tax, or labor, LATAM Airlines Group S.A. and Subsidiaries, has made provisions, which are included in Other non-current provisions that are disclosed in Note 20.

-	The Company has not disclosed the individual probability of success for each contingency in order to not negatively affect its outcome.

(*)	The Company has reported the amounts involved only for the lawsuits for which a reliable estimation can be made of the financial impacts and of the possibility of any recovery, pursuant to Paragraph 86 of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

II.	Governmental Investigations.

1) On April 6, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecutor’s Office (FNE), which begins an investigation Role No. 2530-19 into the LATAM Pass frequent passenger program. The last activity in this investigation corresponds to request for information received in May 2019.

2) On July 9, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecutor’s Office (FNE) which begins an investigation Role No. 2565-19 into the Alliance Agreement between LATAM Airlines Group S.A. and American Airlines INC. The National Economic Prosecutor’s Office archived the investigation on November 29, 2022.

3) On July 26, 2019, the National Consumer Service of Chile (SERNAC) issued the Ordinary Resolution No. 12,711 which proposed to initiate a collective voluntary mediation procedure on effectively informing passengers of their rights in cases of cancellation of flights or no show to boarding, as well as the obligation to return the respective boarding fees as provided by art. 133 C of the Aeronautical Code. The Company has voluntarily decided to participate in this proceeding, in which an agreement was reached on March 18, 2020, which implies the return of shipping fees from September 1, 2021, with an initial amount of ThUS$ 5,165, plus ThUS$ 565, as well as information to each passenger who has not flown since March 18, 2020, that their boarding fees are available. On January 18, 2021, the 14th Civil Court of Santiago approved the aforesaid agreement. LATAM published an abstract of the decision in nationwide newspapers in compliance with the law. LATAM began performance of the agreement on September 3, 2021. In April and October 2022, the external auditors presented preliminary reports agreed upon with the National Consumer Service (SERNAC).

4) On October 15, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecuting Authority (FNE) which begins an investigation Role N°2585-19 into the agreement between LATAM Airlines Group S.A. and Delta Airlines, Inc. On August 13, 2021 FNE, Delta and LATAM reached an out-of-court agreement that put an end to this investigation. On August 25, 2022, the Tribunal de Defensa de la Libre Competencia approved the out-of-court agreement reached by LATAM and Delta Air Lines with the National Economic Prosecuting Authority.

5) LATAM Airlines Group S.A. received a resolution by the National Economic Prosecutor (FNE) on February 1, 2018 beginning Investigation 2484-18 on air cargo carriage. On August 25, 2022, LATAM sent a letter to the FNE accompanying information related to the LATAM Cargo website, complying with the request of the National Economic Prosecutor. The last activity in this investigation corresponds to an official letter from the FNE received on 10/24/2022 that must be answered on 11/08/2022.

6) LATAM Airlines Group S.A. received a resolution by the National Economic Prosecutor (FNE) on August 12, 2021 beginning Investigation N° 2669-21 on compliance with condition VII Res. N° 37/2011 H. TDLC related to restrictions as to certain codeshare agreements. The most recent activity in this investigation was an official letter received in June of this year, which was answered on July 21, 2022.

7) On September 16, 2021, the National Consumer Service of Chile (SERNAC) issued the Ordinary Resolution No. 721 which proposed to LATAM Airlines Group S.A. a collective voluntary mediation procedure regarding the execution of solutions offered by the Company to customers during the COVID-19 pandemic. The Company decided to voluntary participate in the mediation procedure, which resulted an agreement on April 20, 2022. Pursuant the agreement, an external auditor will review the fulfillment, by the Company, of the solutions offered to customers between July 17, 2020, and September 16, 2021. Additionally, the external auditor must report to SERNAC any measure aiming to enhance customer service and implemented by the Company between the July 17, 2020, and October 13, 2022, timeframe. The implementation of the agreement begun on May 13, 2022. The external auditors presented the preliminary report agreed upon with the National Consumer Service (SERNAC) on August 19, 2022. On December 27, 2022 SERNAC issued the resolution that concluded the procedures related to this agreement, terminating it.

8) On May 21, 2022, Agunsa filed a petition for a preliminary preparatory measure of exhibition of documents in respect of Aerosan, Depocargo, Sociedad Concesionaria Nuevo Pudahuel and Fast Air in which Agunsa claimed that it was impacted by alleged anti-competition practices on the import cargo warehousing market at the Arturo Merino Benitez International Airport. Fast Air was served on June 9, 2022 and on June 13, 2022, it lodged opposition against this petition, which was partially sustained by the Antitrust Court (TDLC) on July 19, 2022, in which the new exhibition date was set as August 22nd (the original date set by the court was July 1, 2022). On July 25, 2022, Fast Air requested a reconsideration of this latter court decision and petitioned that the temporary scope of the exhibition be reduced. Fast Air’s petition was sustained and the scope of the documents to be revealed was limited even further. On August 12th, Fast Air petitioned that a new date and time be set for the exhibition hearing. The court granted this latter request on August 17th and set the exhibition date as August 31st. Fast Air appeared with 368 files and asked for confidentiality and/or secrecy of all of the information presented.

9) On October 27, 2021, LATAM Airlines Group S.A. received an official letter from the Office of Aviation Consumer Protection of the U.S. Department of Transportation (DOT) asking about the delay in making and/or refusal to make reimbursements to passengers potentially impacted by flight cancellations during the pandemic (March 20, 2020 to July 31, 2021), a potential violation of requirements under 14 CFR Part 259 and 49 U.S.C. § 41712. The most recent activity in this investigation is a response sent by LATAM Airlines Group on July 19, 2022 to a request by the DOT to explain related information provided by LATAM Airlines Group S.A. in December 2021 and March 2022.

NOTE 31 - COMMITMENTS

(a) Commitments arising from loans

In relation to certain contracts committed by the Company for the financing of the Boeing 777 aircraft, which are guaranteed by the Export – Import Bank of the United States of America, commencing on January 1, 2023, limits have been established for some financial indicators of LATAM Airlines Group S.A. on a consolidated basis. Under no circumstance does non-compliance with these limits generate loan acceleration.

The Company and its subsidiaries do not have credit agreements that impose limits on financial indicators of the Company or its subsidiaries, with the exception of those detailed below:

On October 12, 2022, LATAM Airlines Group S.A., acting through its subsidiary Professional Airline Services Inc, closed a new four-year revolving credit facility (“Exit RCF”) of US$ 500 million with a consortium of five banks led by Goldman Sachs. As of December 31, 2022, this credit facility is undrawn and fully available. In addition, on October 18, 2022, LATAM Airlines Group S.A., together with Professional Airline Services, Inc., a Florida corporation and a wholly owned subsidiary of LATAM Airlines Group S.A., issued (i) a five-year term loan facility (“Term Loan B Facility”) of US$ 1,100 million (US$1,100 million outstanding as of December 31, 2022), (ii) 13.375% senior secured notes due 2027 (“2027 Notes”) for an aggregate principal amount of US$ 450 million and (iii) 13.375% senior secured notes due 2029 (“2029 Notes”, together with the 2027 Notes, the “Notes”) for and aggregate principal amount of US$ 700 million. The Exit RCF, the Term Loan B Facility and the Notes (together, the “Exit Financing”) share the same intangible collateral composed mainly of the FFP (LATAM Pass loyalty program) business receivables, Cargo business receivables, certain slots, gates and routes and LATAM’s intellectual property and brands. The Exit Financing contains certain covenants limiting us and our restricted subsidiaries’ ability to, among other things, make certain types of restricted payments, incur debt or liens, merge or consolidate with others, dispose of assets, enter into certain transactions with affiliates, engage in certain business activities or make certain investments. In addition, the agreements include a minimum liquidity restriction, requiring us to maintain a minimum liquidity, measured at the consolidated Company (LATAM Airlines Group S.A.) level, of US$ 750 million.

On November 3, 2022, LATAM Airlines Group S.A., acting through its subsidiary Professional Airline Services Inc, amended and extended the 2016 revolving credit facility (“RCF”) with a consortium of thirteen financial institutions led by Citibank, N.A., guaranteed by aircraft, engines and spare parts for a total committed amount of US$ 600 million. The RCF includes restrictions of minimum liquidity measured at the consolidated Company level (with a minimum level of US$ 750 million) and measured individually for LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A. (with a minimum level of US$ 400 million). Compliance with these restrictions is a prerequisite for drawing under the line; if the line is used, compliance with said restrictions must be reported periodically, and non-compliance with these restrictions may trigger an acceleration of the loan. As of December 31, 2022, this line of credit is undrawn and fully available.

On November 3, 2022, LATAM Airlines Group S.A., acting through subsidiary its Professional Airline Services Inc, executed a five-year credit facility (“Spare Engine Facility”) with, among others, Crédit Agricole Corporate and Investment Bank, acting through its New York branch, as facility agent and arranger and guaranteed by spare engines for a principal amount of US$ 275 million. As of December 31, 2022, the outstanding amount under the Spare Engine Facility is US$ 275 million. The facility includes restrictions of minimum liquidity measured at the consolidated Company level (with a minimum level of US$ 750 million) and measured individually for LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A. (with a minimum level of US $ 400 million).

As of December 31, 2022, the Company complies with the aforementioned minimum liquidity covenants.

b) Other commitments

As of December 31, 2022, the Company maintains valid letters of credit, guarantee notes and guarantee insurance policies, according to the following detail:

			Value	Release
Creditor Guarantee	Debtor	Type	ThUS$	Date

Superintendencia Nacional de Aduanasy de Administración Tributaria	LATAM Airlines Perú S.A.	Forty-four letters of credit	189,708	Jan 5, 2023
Lima Airport Partners S.R.L.	LATAM Airlines Perú S.A.	Two letters of credit	1,620	Nov 30, 2023
Servicio Nacional de Aduana del Ecuador	LATAM Airlines Ecuador S.A.	Four letters of credit	2,130	Aug 5, 2023
Aena Aeropuertos S.A.	LATAM Airlines Group S.A.	Three letters of credit	1,183	Nov 15, 2023
American Alternative Insurance Corporation	LATAM Airlines Group S.A.	Eighteen letters of credit	6,460	Mar 22, 2023
Comisión Europea	LATAM Airlines Group S.A.	One letter of credit	2,586	Mar 29, 2023
Metropolitan Dade County	LATAM Airlines Group S.A.	Five letters of credit	2,281	Mar 13, 2023
JFK International Air Terminal LLC.	LATAM Airlines Group S.A.	One letter of credit	2,300	Jan 27, 2023
Servicio Nacional de Aduanas	LATAM Airlines Group S.A.	Three letters of credit	1,287	Jul 28, 2023
Isoceles	LATAM Airlines Group S.A.	One letter of credit	41,000	Aug 6, 2023
BBVA	LATAM Airlines Group S.A.	One letter of credit	4,126	Jan 17, 2023
Sociedad Concesionaria Nuevo Pudahuel	LATAM Airlines Group S.A.	fifteen letters of credit	1,755	Dec 13, 2023
Procon	TAM Linhas Aéreas S.A.	Two insurance policy guarantee	2,340	Nov 17, 2025
União Federal	TAM Linhas Aéreas S.A.	Five insurance policy guarantee	9,731	Feb 4, 2025
Vara das Execuções Fiscais Estaduais Da Comarca De São Paulo.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	1,485	Apr 24, 2025
Vara das Execuções Fiscais Estaduais Da Comarca De São Paulo.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	1,681	Jul 5, 2023
Vara das Execuções Fiscais Estaduais Da Comarca De São Paulo.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	1,337	Dec 31, 2023
Procon	TAM Linhas Aéreas S.A.	Six insurance policy guarantee	8,389	Jan 4, 2023
17a Vara Cível da Comarca da Capital de João Pessoa/PB.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	2,355	Jun 25, 2023
14ª Vara Federal da Seção Judiciária de Distrito Federal	TAM Linhas Aéreas S.A.	One insurance policy guarantee	1,406	May 29, 2025
Vara Civel Campinas SP.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	1,653	Jun 14, 2024
JFK International Air Terminal LLC.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	1,300	Jan 25, 2023
7ª Turma do Tribunal Regional Federal da 1ª Região.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	43,003	Apr 20, 2023
Bond Safeguard Insurance Company.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	2,700	Jul 20, 2023
Fundacao de Protecao e Defesa do Consumidor Procon.	TAM Linhas Aéreas S.A.	Two insurance policy guarantee	4,276	Sep 20, 2023
Uniao Federal Fazenda Nacional.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	31,860	Jul 30, 2024
Uniao Federal PGFN.	TAM Linhas Aéreas S.A.	Three insurance policy guarantee	18,469	Jan 4, 2024
1° Vara de Execuções Fiscais e de Crimes contra a Ordem Trib da Com de Fortaleza.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	2,355	Dec 31, 2023
Fundacao de Protecao e Defesa do Consumidor Procon.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	2,024	Feb 10, 2026
Fiança TAM Linhas Aéreas x Juiz Federal de uma das varas da Seção Judiciária de Brasília.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	1,687	Dec 31, 2023
Juizo de Direito da Vara da Fazenda Publica Estadual da Comarca Da Capital do Estado do Rio de Janeiro.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	1,127	Dec 31, 2023
Municipio Do Rio De Janeiro.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	1,154	Dec 31, 2023
Vara das Execuções Fiscais Estaduais Da Comarca De São Paulo.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	9,077	Apr 15, 2025
Fundacao de Protecao e Defesa do Consumidor Do Estado De São Paulo.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	1,073	Dec 31, 2023
Tribunal de Justição de São Paulo.	TAM Linhas Aéreas S.A.	Two insurance policy guarantee	1,499	Dec 31, 2023
Uniao Federal Fazenda Nacional	Absa Linhas Aereas Brasileira S.A.	Three insurance policy guarantee	15,215	Feb 4, 2025
Uniao Federal PGFN	Absa Linhas Aereas Brasileira S.A.	Two insurance policy guarantee	20,681	Feb 22, 2025
Tribunal de Justição de São Paulo.	Absa Linhas Aereas Brasileira S.A.	Two insurance policy guarantee	5,836	Dec 31, 2023
3ª Vara Federal da Subseção Judiciária de Campinas SP	Absa Linhas Aereas Brasileira S.A.	One insurance policy guarantee	1,734	Nov 30, 2025
7ª Turma do Tribunal Regional Federal da 1ª Região	Absa Linhas Aereas Brasileira S.A.	One insurance policy guarantee	1,677	May 7, 2023
			453,560

Letters of credit related to right-of-use assets are included in Note 16 Property, plant and equipment letter (d) Additional information Property, plant and equipment, in numeral (i) Property, plant and equipment delivered as collateral.

NOTE 32 - TRANSACTIONS WITH RELATED PARTIES

(a)	Details of transactions with related parties as follows:

		Nature of relationship with	Country	Nature of related parties		Transaction amount with related parties As of December 31,
Tax No.	Related party	related parties	of origin	transactions	Currency	2022	2021
						ThUS$	ThUS$
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	Tickets sales	CLP	87	23
81.062.300-4	Costa Verde Aeronautica S.A.	Common shareholder	Chile	Loans received (*)	US$	(231,714)	(35,412)
				Interest received (*)	US$	(21,329)	(34,694)
				Capital contribution	US$	170,962	-
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	Services provided	CLP	36	26

96.989.370-3	Rio Dulce S.A.	Related director	Chile	Tickets sales	CLP	2	9
Foreign	Patagonia Seafarms INC	Related director	U.S.A	Services provided of cargo transport	US$	-	15
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	Real estate leases received	ARS	(63)	-
					USD	-	-
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Common shareholder	Brazil	Services provided of passenger transport	BRL	4	12
Foreign	Qatar Airways	Indirect shareholder	Qatar	Interlineal received service	US$	(23,110)	(6,387)
				Services provided by aircraft lease	US$	-	-
				Interlineal provided service	US$	37,855	6,283
				Services provided of handling	US$	692	1,493
				Services received miles	US$	(4,974)	-
				Compensation for early return of aircraft	US$	-	-
				Services provided / received others	US$	(434)	(963)
Foreign	Delta Air Lines, Inc.	Shareholder	U.S.A	Interlineal received service	US$	(111,706)	(11,768)
				Interlineal provided service	US$	102,580	7,695
				Loans received (*)	US$	(233,008)	-
				Interest received (*)	US$	(10,374)	-
				Capital contribution	US$	163,979	-
				Services provided of handling	US$	(4,340)	-
				Engine sale	US$	19,405	-
				Services provided maintenance	US$	-	(59)
				Services provided / received others	US$	(1,893)	(318)
Foreign	QA Investments Ltd	Common shareholder	U.K.	Loans received (*)	US$	(240,440)	(44,266)
				Interest received (*)	US$	(26,153)	(43,367)
				Capital contribution	US$	163,979	-
Foreign	QA Investments 2 Ltd	Common shareholder	U.K.	Loans received (*)	US$	(7,414)	(44,266)
				Interest received (*)	US$	(15,780)	(43,367)
Foreign	Lozuy S.A.	Common shareholder	Uruguay	Loans received (*)	US$	(57,928)	(8,853)
				Interest received (*)	US$	(5,332)	(8,673)

(*) Operations corresponding to DIP loans tranche C.

The balances corresponding to Accounts receivable and accounts payable to related entities are disclosed in Note 9.

Transactions between related parties have been carried out under market conditions and duly informed.

(b)	Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and macro guidelines and who directly affect the results of the business, considering the levels of Vice-Presidents, Chief Executives and Senior Directors.

	For the year ended
	December 31,
	2022	2021	2020
	ThUS$	ThUS$	ThUS$

Remuneration	10,651	9,981	8,395
Management fees	1,109	1,016	257
Non-monetary benefits	565	501	1,719
Short-term benefits	11,814	16,639	13,624
Termination benefits (*)	1,157	513	4,539
Total	25,296	28,650	28,534

(*)	Includes termination benefits ThUS $ 1,157 related to the reorganization within the framework of Chapter 11 and classified as expenses of restructuring activities, for the 12 months ended December 31, 2022. (Note 26 d).

NOTE 33 - SHARE-BASED PAYMENTS

LP3 compensation plans (2020-2023)

The Company implemented a program for a group of executives, which runs from October 2020 and lasts until March 2023, where the percentage that is collected is annual and cumulative. The methodology is based on the allocation of a quantity of units where the goal is the achievement of a specified share price.

The benefit is vested if the target of the share price defined in each year is met. In case the benefit accumulates up to the last year the total benefit is doubled (in case the share price is achieved).

This Compensation Plan has not yet been provisioned due to the fact that the share price required for collection is below the initial target.

NOTE 34 - STATEMENT OF CASH FLOWS

(a)	The Company has carried out the following non-monetary transactions mainly related for:

a.1.) Proceeds from the issuance of shares:

Detail	THUS$

Issuance of shares	800,000
Issuance costs	(80,000)
DIP Junior offset	(170,962)
Total cash flow	549,038

From the total capital increase for ThUS$800,000, ThUS$549,038 were cash Inflows presented in Financing Activities. ThUS$170,962 were offset against a portion of the Junior DIP maintained with the shareholder Inversiones Costa Verde Ltda. y CPA Additionally, there were ThUS$80,000 deducted related to equity issuance cost, that are presented within Other sundry reserves of equity.

a.2.) Amount from the issuance of other equity instruments:

	Convertible	Convertible
Detail	Notes H	Notes I	Total
	ThUS$	ThUS$	ThUS$

Fair Value (see note 24)	1,372,837	4,097,788	5,470,625
Use for settement of claim	-	(828,581)	(828,581)
Issuance costs	(24,812)	(705,467)	(730,279)
DIP Junior offset	(327,957)	(381,018)	(708,975)
Cash inflow	1,020,068	2,182,722	3,202,790

The payment of DIP Junior offset is related to payment of the Junior Dip through the issues of the Convertible Notes subscribed for the shareholders Delta Air Lines, Inc and QA Investment Ltd. ThUS$327,957 and of the other creditor for Th$381.018.

a.3.) As a result of the exit from Chapter 11, in relation to trade accounts payable and other accounts payable, the conversion into shares for Notes G and I was carried out, for a total of ThUS$3,610,470 and a decrease in said item with effect in result which is included in Earning (Loss) from restructuring activities for ThUS$ 2,550,306 (see note 26d) and with effect in results in financial income for ThUS$ 420,436 (see note 26e).

a.4.) As a result of the exit from Chapter 11, the Other financial liabilities item decreased its balance by ThUS$ 2,673,256, which is detailed in letter, d). The break down of this decrease corresponds mainly to ThUS$ 491,326 (see note 26e), ThUS$ 354,249 (decrease with effect in Property, plant and equipment, mainly related to the effect of rate change), ThUS$ 381,018 related to the compensation of the debt with the effect of increasing Capital, ThUS$1,443,066 associated with the conversion of debt into shares and other minor effects of ThUS$3,596.

(b)	Other inflows (outflows) of cash:

	For the year ended
	December 31,
	2022	2021
	ThUS$	ThUS$

Fuel hedge	35,857	14,269
Hedging margin guarantees	(40,207)	(4,900)
Tax paid on bank transactions	(2,134)	(2,530)
Fuel derivatives premiums	(23,372)	(17,077)
Bank commissions, taxes paid and other	(5,441)	(21,287)
Guarantees	(47,384)	(39,728)
Court deposits	(20,661)	(16,323)
Delta Air Lines Inc. Compensation	-	-
Funds delivered as restricted advances	(26,918)	-
Total Other inflows (outflows) Operation flow	(130,260)	(87,576)

Tax paid on bank transactions	-	(425)
Guarantee deposit received from the sale of aircraft	6,300	18,900
Total Other inflows (outflows) Investment flow	6,300	18,475
Settlement of derivative contracts	-	-
Funds delivered as restricted advances	(313,090)	-
Payments of claims associated with the debt	(21,924)	-
RCF guarantee placement	(7,500)	-
Debt-related legal advice	(87,993)	(11,034)
Debt Issuance Cost - Stamp Tax	(33,259)	-
Total Other inflows (outflows) Financing flow	(463,766)	(11,034)

(c) Dividends:

As of December 31, 2022 and 2021, there were no disbursements associated with this concept.

(d) Reconciliation of liabilities arising from financing activities:

		Cash flows				Non cash-Flow Movements
	As of		Payment			Extinguishment	Interest		As of
Obligations with financial institutions	December 31, 2021	Obtainment Capital (*)	Capital (**)	Interests	Transaction cost	of debt under Chapter 11	accrued and others	Reclassifications	December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Loans to exporters	159,161	-	-	-	-	(161,975)	2,814	-	-
Bank loans	521,838	982,425	(36,466)	(10,420)	-	(196,619)	128,077	(2,840)	1,385,995
Guaranteed obligations	510,535	-	(18,136)	(13,253)	(25)	-	13,882	(167,942)	325,061
Other guaranteed obligations	2,725,422	3,658,690	(5,408,540)	(391,639)	(91,247)	(381,018)	339,475	23,161	474,304
Obligation with the public	2,253,198	1,109,750	(1,501,739)	(17,499)	-	(843,950)	148,703	141,336	1,289,799
Financial leases	1,189,182	-	(270,734)	(34,201)	-	(37,630)	37,211	204,411	1,088,239
Other loans	76,508	1,467,035	(1,523,798)	(5,628)	3,281	(56,176)	40,806	-	2,028
Lease liability	2,960,638	-	(131,917)	(49,076)	(2)	(995,888)	492,592	(59,893)	2,216,454
Total Obligations with financial institutions	10,396,482	7,217,900	(8,891,330)	(521,716)	(87,993)	(2,673,256)	1,203,560	138,233	6,781,880

		Cash flows				Non cash-Flow Movements
			Payment
Obligations with financial institutions	As of December 31, 2020	Obtainment Capital (*)	Capital (**)	Interests	Transaction cost	Interest accrued and others		Reclassifications	As of December 31, 2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$
Loans to exporters	151,701	-	-	-	-	7,460		-	159,161
Bank loans	525,273	-	-	(546)	-	(2,889)		-	521,838
Guaranteed obligations	1,318,856	-	(14,605)	(17,405)	-	(513,276	)(***)	(263,035)	510,535
Other guaranteed obligations	1,939,116	661,609	(26,991)	(28,510)	-	135,405		44,793	2,725,422
Obligation with the public	2,183,407	-	-	-	-	69,791		-	2,253,198
Financial leases	1,614,501	-	(421,452)	(40,392)	-	(181,717)		218,242	1,189,182
Other loans	-	-	-	-	-	76,508		-	76,508
Lease liability	3,121,006	-	(103,366)	(17,768)	-	(39,234)		-	2,960,638
Total Obligations with financial institutions	10,853,860	661,609	(566,414)	(104,621)	-	(447,952)		-	10,396,482

During 2022, at the time of the subscription of Note H, the fair value of the liability component amounted to ThUS$102,031. As of December 31, 2022, the liability component was converted into equity (see note 24(e.2)).

(*)	As of December 31, 2022, the Company obtained ThUS$2,361,875 amounts from long-term loans and ThUS$4,856,025 (ThUS$661,609 in 2021) amounts from short-term loans, totaling ThUS$7,217,900.

(**)	As of December 31, 2022, loan repayments ThUS$8,759,413 and payments of lease liabilities ThUS$131,917 disclosed in flows from financing activities and as of December 31, 2021, loan repayments ThUS$463,048 and liability payments for leases ThUS$103,366 disclosed in flows from financing activities.

(***)	As of December 31, 2021, Accrued interest and others, includes ThUS$458,642, associated with the rejection of fleet contracts.

Below are the details obtained (payments) of flows related to financing:

	For the exercises of December 31
	2022			2021
	Capital	Payments		Capital	Payments
Flow of	raising	Capital	Interest	raising	Capital	Interest
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Aircraft financing	-	(331,292)	(52,088)	-	(463,048)	(63,763)
Lease liability	-	(131,917)	(49,075)	-	(103,366)	(17,768)
Non-aircraft financing	7,217,900	(8,428,121)	(420,553)	661,609	-	(23,090)
Total obligations with Financial institutions	7,217,900	(8,891,330)	(521,716)	661,609	(566,414)	(104,621)

(e) Advances of aircraft

Corresponds to the cash flows associated with aircraft purchases, which are included in the statement of consolidated cash flows, within Purchases of property, plant and equipment.

	For the year ended
	December 31,
	2022	2021
	ThUS$	ThUS$

Increases (payments)	(23,118)	(9,858)
Recoveries	43,902	-
Total cash flows	20,784	(9,858)

The Company has revised its consolidated statement of cash flows for the year ended December 31, 2021 to correct the classification of cash flows related to property, plant and equipment additions. This correction resulted in an increase in net cash used in investing activities of ThUS$9,858 and a decrease in cash used in operating activities in the same amount.

(f) Additions of property, plant and equipment and Intangibles

	For the period ended
	At December 31,
	2022	2021
	ThUS$	ThUS$

Net cash flows from Purchases of property, plant and equiment	780,538	597,103
Additions associated with maintenance	486,231	302,858
Other additions	294,307	294,245

Purchases of intangible assets	50,116	88,518
Other additions	50,116	88,518

(g) The net effect of the application of hyperinflation in the consolidated cash flow statement corresponds to:

	For the period ended
	December 31,
	2022	2021
	ThUS$	ThUS$
Net cash flows from (used in) operating activities	(36,701)	(65,901)
Net cash flows from (used in) investment activities	(146)	17,223
Net cash flows from (used in) financing activities	7,703	-
Effects of variation in the exchange rate on cash and cash equivalents	29,144	48,678
Net increase (decrease) in cash and cash equivalents	-	-

(h) Payments of leased maintenance

Payments to suppliers for the supply of goods and services include the value paid associated with leased maintenance capitalizations for ThUS$149,142 (ThUS$163,717 as of December 31, 2021).

(i) Payments of loans to related entities

For the period ended
December 31,
2022
ThUS$

Delta Air Lines, Inc.	(78,947)
Qatar Airways	(78,947)
Costa Verde Aeronautica S.A.	(257,533)
Lozuy S.A.	(107,122)
QA Invesments Ltd	(242,967)
QA Invesments 2 Ltd	(242,967)
Payments of loans to related entities	(1,008,483)

NOTE 35 - THE ENVIRONMENT

LATAM Airlines Group S.A is dedicated to sustainable development, seeking to generate social, economic, and environmental value for the countries where it operates and for all its stakeholders. The company manages socio-environmental issues at a corporate level, centralized in the Corporate Affairs and Sustainability Department. The company is committed to monitoring and mitigating its impact on the environment in all its ground and air operations, being a key element in the solution, and searching for alternatives to the challenges of the company and its environment.

The main functions of Corporate Affairs and Sustainability Department in environmental issues, in conjunction with the various areas of the company, are to ensure that environmental legal compliance is maintained in all the countries where it is present, to implement and maintain corporate environmental management, the efficient use of non-renewable resources such as aircraft fuel, the responsible disposal of its waste, and the development of programs and actions that allow it to reduce its greenhouse gas emissions, seeking to generate environmental benefits, social and economic for the company and the countries where it operates.

LATAM’s sustainability strategy launched in 2021 is based on 4 action fronts: Environmental Management System, Climate Change Management, Circular Economy and Shared Value, and from these, it manages different areas related to the environment. With these pillars, the company seeks to generate social, environmental, and economic value for society and business, anticipating the risks inherent in the sustainability challenges posed by the current and future scenarios.

The aspects addressed in from each pillar of the strategy are presented below:

Environmental Management System

The company is working to standardize its environmental management system at a cross-cutting level and under the same structure, it seeks to certify its operation under stage II of the IATA Environmental Assessment Program (IEnvA), which is designed to evaluate and improve, independently, the environmental management of airlines, given that in addition to being based on the ISO 14001 standard, it involves the best practices of the industry.

Climate Change Management

To manage its carbon footprint and contribute to the protection of strategic ecosystems in the region, LATAM has set a goal to offset the equivalent of 50% of domestic emissions by 2030 and be carbon-neutral by 2050, for this it has focused its strategy in:

1.	Efficient operation: with the implementation of LATAM Fuel Efficiency, a corporate program for the efficient use of fuel that considers initiatives in all areas of the company that have an impact on fuel consumption.

2.	Sustainable Alternative Fuels (SAF): Given the importance of Sustainable Aviation Fuel (SAF) to combat climate change in the long term, LATAM is developing a work plan focused on Brazil and Colombia, which has recognized and long-standing experience in biofuels; and Chile, a country with high development potential in green hydrogen.

3.	Emission compensation: LATAM has assumed a total commitment to the environment and has established different alliances that will allow it not only to acquire carbon credits for its compensation needs but also to contribute to the conservation of strategic ecosystems in the region.

Circular Economy

LATAM aims to eliminate single-use plastics by 2023 and be a zero waste to landfill group by 2027. To achieve these goals, it has reviewed the materiality used in its process and its waste management to promote the circular economy within its processes, acting from materiality.

Shared Value

In creating shared value, the Solidarity Plane program stands out, created in 2011 and with which LATAM makes its structure, connectivity, and passenger and cargo transport capacity available to society for free in South America. The program acts in three areas of action: it supports health needs, promotes the conservation of natural resources, and provides support in the event of natural disasters.

Within the framework of the implementation of the strategy, during 2023, the company has been working on the following initiatives:

●	Implementation and Certification of all LATAM operations under the IATA Environmental Assessment Program IEnvA in stage 2.

●	Support for conservation projects and compensation of emissions.

●	Measurement and management of the corporate carbon footprint.

●	Neutralization of domestic air operations in Colombia.

●	Verification of the company’s emissions under the EU-ETS and CORSIA schemes.

●	Structuring of the baseline in waste management to advance in the fulfillment of its circular economy goals.

●	Implementing processes for the elimination of single-use plastic in the operation and reduction of waste to landfills.

●	Strengthening of the Solidarity Plane program.

The group was part of the Dow Jones Sustainability Index for six consecutive years, being classified as one of the most sustainable in the world. Today, LATAM does not participate in the selection because it is in the process of financial reorganization, but it continues to use the analysis as benchmarking and as a guide to implementing improvements in its processes.

In 2023, according to the S&P Corporate Sustainability Assessment, LATAM was recognized as the most sustainable airline in the region and the fourth worldwide, according to this assessment, LATAM was included in the 2022 Yearbook in the Bronze category, maintaining its position as one of the best-performing companies in sustainability in the industry.

NOTE 36 - EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

A)	On February 10, 2023, the airline Fast Colombia S.A.S. (“Viva Air Colombia”) announced that it began in Colombia a business recovery process (PRE), an extrajudicial process regulated in Decreto 560 of 2020. Subsequently, on February 14, 2023, LATAM Airlines Colombia, a subsidiary of LATAM Airlines Group S.A., expressed its interest in initiating negotiations to acquire Viva Air Colombia. The transaction is subject to a financial analysis, an eventual agreement between the parties and the corresponding regulatory approvals. To date, LATAM has not submitted any purchase proposal to Viva Air Colombia or its controlling shareholders. On February 27, 2023, Viva Air Colombia announced the suspension of its operations with immediate effect.

B)	On March 2, 2023, an agreement was signed to receive under operational lease 4 aircraft of the Boeing 787 family, whose deliveries will be during 2025.

C)	After December 31, 2022, and until the date of issuance of these financial statements, there is no knowledge of other events of a financial or other nature, which significantly affect the balances or interpretation thereof.

D)	The consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries as of December 31, 2022, have been approved in the Extraordinary Session of the Board of Directors on March 9, 2023.